2022
ANNUAL REPORT
FORM 10-K &
PROXY STATEMENT

Blue Foundry Bancorp

REIMAGINED BANKING EXPERIENCE

















April 12, 2023

Dear Fellow Shareholders:

I am pleased to share with you a recap of 2022, our first full year as a new public company. As we indicated in our initial prospectus, there was much work to complete. We are happy to report that our efforts to date have placed us in a position to provide long-term value to our shareholders. In my letter to you last year, I elaborated that our path forward would include making substantial investments in three key areas: real estate, people and technology. Even with these new investment expenses and macroeconomic headwinds, we were able to generate a modest profit. Perhaps more importantly, we did so in a prudent manner.

Recently, we have seen what is being called a banking crisis unfold. It appears to have started with a few larger banks that may have had concentration of deposit risk coupled with a rapidly rising rate environment. Fortunately, this issue has not seemed to impact community banks in the same fashion. Our deposit base tends to be more diversified with few depositors exceeding the FDIC insurance cap.

While we may not experience the same deposit flight risks as the super-regional banks, the cost of funding has risen extremely fast. We recognize that the current environment will put pressure on our net interest margin, but we are committed to expense management and sensible growth in this volatile environment. Our strong capital puts us in a position to continue to execute on our strategy during these challenging times.

Infrastructure

Today we have an infrastructure that includes people and technology capable of levering our capital without incurring significant additional expense. We believe that becoming a more commercially-oriented bank will allow us to scale our organization with pace. Our loan mix at the end of December was 60% commercial, comprised of commercial real estate — primarily multi-family, commercial and industrial, and construction. We achieved this loan mix through 20% loan growth in 2022. Our loan originations team was able to deliver strong asset growth throughout the year as they originated nearly $500 million in real estate loans, a record at Blue Foundry. We achieved this loan growth while adhering to our strong underwriting practices that have kept our asset quality levels high and our non-performing assets low.



"Our strong capital puts us in a position to continue to execute on our strategy during these challenging times."

James D. Nesci
President,
Chief Executive Officer
and Director

During 2022, our retail banking franchise was able to shift the mix of our deposits from time deposits to more advantageous core deposits, which are a more stable and sticky funding source, especially when paired with the products and services our customers need. Additionally, our focus on small business relationships is evident in the 56% growth of our business customer balances.

Capital

Aligned with shareholder interest, and as soon as permissible, the Board approved a stock repurchase plan to purchase up to 10% of our Company's stock. We executed on that plan and had repurchased 1,298,762 shares through year-end. The Board continues to believe that buybacks are a prudent use of capital.

As a $2 billion savings bank in Northern New Jersey, earning profits in this environment remains challenging. Nevertheless, we stand committed to continuing to build a resilient bank. We run the bank to maximize long-term intrinsic value and are carefully monitoring today's constantly changing landscape for available opportunities. As a bank positioned for growth, we continue to focus on the core tenets of our strategy:

1. Building commercial and small-business relationships

2. Developing new customers and deepening relationships

3. Leveraging technology to enhance the customer experience and drive efficiencies

4. Investing in and optimizing our facilities and branch network

Customers

Paramount to our success is the development of customer relationships. We recognize that customers have a choice in where they bank, and creating a customer-focused experience, both digitally and through our branch network, will help us deliver on our commitment.

Our reimagined branches create an inviting atmosphere, offering a place to do more than just conduct transactions – they are a place where customers can enhance relationships and explore financial solutions with their partners at Blue Foundry Bank. On the technology front, we upgraded and installed new customer-facing software to improve the customer experience.

Despite an expanding branch footprint and the enhanced regulatory oversight requirements, the full-time employee headcount is virtually unchanged from the staffing level five years ago. This would not be possible without the use of technology. For example, we now utilize Interactive Teller Machines (ITM's) in our branch footprint. ITMs have all the functionality of an ATM, with the additional ability to allow a customer to video chat with a banker. This enables us to reduce salary expenses related to running our branch network.

While the current interest rate environment has made the competition for deposits even more intense for community bank franchises, we are committed to providing exceptional products and services to our customers. We have repositioned our retail team, turning our Branch Managers into Business Acquisition Managers to be able to provide that customized, personal experience that sets us apart. Our strategy will continue to build upon small businesses by developing new, and deepening existing, relationships.

Employees

Our people are critical to our success. To maintain employee engagement and enhance the employee experience at Blue Foundry, we hold quarterly townhall meetings where we solicit ideas and feedback, and maintain active dialogues at executive leadership roundtables. We actively solicit employee input and challenge them to help optimize how we do business, through process improvement, through the use of technology, and through the recently created "Optimization Challenge". This has assisted us in understanding what is most important to each employee, and through them, what is valuable to our customers.

To identify emerging leaders, we provided a number of educational leadership opportunities and incentive recognition programs that honor our associates' achievements. We are also constantly advancing opportunities for professional growth by offering a variety of innovative leadership and development programs.

Shareholder Engagement

We believe that shareholder engagement is important to our success. Throughout 2022, we held quarterly investor calls and met individually with a number of shareholders. These meetings resulted in meaningful, constructive dialogue that assisted us in formulating, and where necessary tweaking, our strategy to maximize shareholder value. We pride ourselves on being accessible to all shareholders who seek to share their views because we adhere to the axiom that we can only fulfill our strategic goals when we embrace shareholders' input.

Community
Environmental, Social, Governance
Diversity, Equity & Inclusion

We have received numerous shareholder requests throughout the year for more disclosures related to environmental, social, and governance, as well as diversity, equity and inclusion. All of us at Blue Foundry believe that doing the right thing for our communities is part of our mission and governs how we operate every day. To provide more focus on this, we assembled an ESG committee that has been tasked with providing information for the Company's disclosures and its website. Additionally, in 2023 we engaged an outside team to assist with messaging our data. We are seeing greater interest in our stock from investors who focus on ESG-related data. Potentially, this will provide more liquidity in our stock for all of our fellow shareholders.

The capital that was unlocked through our conversion to becoming a public company allowed Blue Foundry Bancorp to continue its investment in its bank subsidiary, its employees, as well as its communities, and, with the creation of the Blue Foundry Charitable Foundation, to provide philanthropic support within the markets we serve. Since inception in 2021, the Foundation has granted more than $748,000 in funding support, assisting communities in Blue Foundry's market to maintain and promote their health and stability. The Foundation remains steadfast in its commitment to strengthening and sustaining its relationship with communities in Blue Foundry's footprint by aligning its philanthropy specifically with nonprofit organizations whose missions relate to one or more of four pillars: Health & Human Services; Education; Affordable Housing; and Youth Programs.

Community involvement and support has been the essence of Blue Foundry since before it became a publicly traded institution. We believe that supporting the communities where our employees and customers live and work enables us to truly have a meaningful impact. Whether providing financial support, charitable donations, employee volunteering and participation, or other outreach, we have always been driven to add value to the organizations that are trying to make a difference in the community. Our employees donate their time and contribute their energy, passion, and talents to the community organizations and we applaud their efforts.

Blue Foundry is mindful of its commitment to the communities it serves, not only because of regulatory regimes such as the Community Reinvestment Act (CRA) but because our mantra is to always "do the right thing". We were pleased that the Bank received high ratings from our primary bank regulator in its evaluation of our CRA related endeavors, and CRA remains an important focus for us to help drive positive change in the community.

Board

The Board of Directors and I are greatly appreciative of the equity incentive plan that was approved by the shareholders in 2022. This plan has provided the Company with additional tools to retain, as well as recruit, the many talented people that work at Blue Foundry Bank.

The Board received the grants that were specifically approved by the shareholders in 2022, and we provided equity options grants to the officers of the Bank. The officers' options were granted with a seven-year vesting schedule, longer than the conventional 3-to-5-year vesting schedule. This helps to reduce the annual expenses associated with these option grants. Further, the use of equity awards as part of overall compensation aligns our employees' interests with that of our shareholders since the value of the options will not be realized unless our stock performs. Additionally, the grants help to reduce turnover in many key positions, facilitating the retention of our valued employees.

To further enhance the Board composition, a new independent director joined the Board in January 2023. Elizabeth Jobes, Esq. brings a vast wealth of experience to our Company. Her many years of service as a prosecutor in the Philadelphia District Attorney's office, coupled with her board member experience in a publicly traded pharmaceutical company and her professional experience navigating a regulatory regime, will prove to be of great value for our shareholders.

This year we have two Board members up for re-election. They are J. Christopher Ely and Robert T. Goldstein. Chris has been a Board member since 1997. His tenure on the Board provides historical insights related to how the Bank came to be and where it is heading today. He was critical in the decision on the de-mutualization of the Bank and truly understands how to create both community and shareholder

value. His roots in the community our Bank serves are multi-generational. Additionally, he leads our Audit Committee. His dedicated service in leading this committee is instrumental in managing our Company and the oversight of our financial reporting.

Rob joined the Board in 2015. He and his family have lived in Northern New Jersey for many years. Rob and his dad ran a family business in the financial services industry for nearly 30 years. His involvement in the community where our customers live and work provides invaluable information related to business development and customer service. Additionally, Rob serves as our company's Compensation Committee Chair. His committee has led efforts to create a value-for-service model with clear accountability.

Concluding Remarks

2023 looks to be another challenging year for the financial services sector. In the first quarter, there was tremendous volatility as a result of ongoing Federal Reserve interest rate increases as well as the closure of several large banking institutions. We believe that we are well positioned to respond to the needs of our customers and community and remain steadfast in our commitment to "stay the course". We are keenly focused on carefully navigating the interest rate environment and preserving credit quality while continuing to carry out our strategy.

All of the initiatives I have referenced in my letter would not be possible without the direction and support provided by our entire Board of Directors. They were instrumental in recognizing the need to change the trajectory of the organization and embark on this journey to provide value to our shareholders. Their diversity of experience, thought and tenure provide valuable and varied perspectives that help us implement our strategy.

On behalf of our Board of Directors, management and staff, I would like to take this opportunity to thank you for being a shareholder of Blue Foundry Bancorp. Your investment is important to us and we take your commitment and your confidence seriously. The team and I will continue to strive to enhance long term value for all of us.

Sincerely,

Jim

Jim

[THIS PAGE INTENTIONALLY LEFT BLANK]

Blue Foundry Bancorp

19 Park Avenue
Rutherford, New Jersey 07070
(201) 939-5000

Notice of Annual Meeting of Shareholders

TO BE HELD ON MAY 18, 2023

April 12, 2023

To Our Shareholders:

Notice is hereby given that the 2023 Annual Meeting of Shareholders of Blue Foundry Bancorp will be held via live webcast only on May 18, 2023, at 10:00 a.m., Eastern time. To participate in the meeting you must register by visiting, www.virtualshareholdermeeting.com/BLFY2023 and entering the digit control number included on your **WHITE** proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in the proxy statement.

A Proxy Card and Proxy Statement for the annual meeting are enclosed. The annual meeting is for the purpose of considering and acting upon:

1. the election of two directors;

2. the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the year ending December 31, 2023;

3. Approval of the Merger Agreement with the Company's Wholly Owned Subsidiary for the Purpose of Restating the Certificate of Incorporation to Declassify the Board of Directors and Eliminate Supermajority Voting Requirements to Amend the Certificate of Incorporation and Bylaws; and

> **Important notice regarding the availability of proxy materials:** The proxy statement, including the notice of the annual meeting of shareholders, and Blue Foundry Bancorp's Annual Report on Form 10-K for the year ended December 31, 2022 are each available on the internet at www.virtualshareholdermeeting.com/BLFY2023.

such other matters as may properly come before the annual meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the annual meeting.

Any action may be taken on the foregoing proposals at the annual meeting on the date specified above, or on the date or dates to which the annual meeting may be adjourned. Shareholders of record at the close of business on March 21, 2023, are the shareholders entitled to vote at the annual meeting, and any adjournments thereof.

The Company's Board of Directors is a diverse group of experienced individuals with strong credentials and relevant industry expertise who will work together constructively to execute the Company's strategic plan for continuing the transformation of our banking franchise and delivering shareholder value. Your Board is pleased to nominate J. Christopher Ely and Robert T. Goldstein for election as directors, as described in Proposal 1 in the attached proxy statement and on the enclosed **WHITE** universal proxy card. **Your Board of Directors unanimously recommends a vote for each of these independent director nominees**.

As you may know, the Company has received notice from Lawrence Seidman and a group of funds he claims to control, including Seidman and Associates, L.L.C., Seidman Investment Partnership, L.P., Seidman Investment Partnership II, L.P., Seidman Investment Partnership III, L.P. (collectively, the "Seidman Group") that they are nominating two persons for election as directors at the annual meeting in opposition to the nominees recommended by your Board. After careful consideration, the Board of Directors recommends that you do not vote for the Seidman designated nominees.

You may receive proxy solicitation materials from the Seidman Group or other persons or entities affiliated with the Seidman Group, including an opposition proxy statement or blue proxy card. Even if you have previously signed a blue proxy card sent to you by or on behalf of the Seidman Group, you have the right to change your vote by following the instructions on the **WHITE** proxy card to vote via the Internet or by telephone or by completing, signing, dating and returning the enclosed **WHITE** proxy card in the postage-paid envelope provided. Only the latest-dated, properly executed proxy you submit will be counted.

Your Board of Directors unanimously recommends a vote on the WHITE proxy card for each of the Board's two director nominees, J. Christopher Ely and Robert T. Goldstein, and urges you not to vote for the Seidman Group's designated nominees and not to sign or return any blue proxy card sent to you by or on behalf of the Seidman Group.

If you have any questions regarding this information or the proxy materials, please call Elyse Beidner, Executive Vice President, Chief Legal Officer and Corporate Secretary for the Company at (201) 939-5000; or Alliance Advisors at (888) 596-1768.

By Order of the Board of Directors

Elyse D. Beidner

Elyse D. Beidner
Corporate Secretary

Rutherford, New Jersey

Important: the prompt return of the proxies will save the expense of further requests for proxies. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed within the United States.

Table of Contents

PROXY STATEMENT   **1**

  Annual Meeting of Shareholders   1

  Questions and Answers About the Annual Meeting   1

  Principal Shareholders and Stock Ownership of
  Management   10

PROPOSAL 1—ELECTION OF DIRECTORS   **12**

  Director Information   13

  Directors   14

**ENVIRONMENTAL, SOCIAL AND GOVERNANCE
("ESG") MATTERS**   **21**

CORPORATE GOVERNANCE   **24**

  Engagement   24

  Code of Ethics for Senior Officers   24

  Board Leadership Structure and the Board's Role in
  Risk Oversight   25

  Board Diversity   25

  Sunsetting of the Classified Board   25

  Employee, Officer and Director Hedging and Pledging   26

  Director Independence   26

  Attendance at Annual Meetings of Shareholders   26

  Communications with the Board of Directors   26

  Meetings and Committees of the Board of Directors   26

  Compensation Consultants   28

  Other Compensation Guidelines, Practices and
  Policies   28

  Compensation and Risk Management   28

  Committee Charters   29

  Nominating and Corporate Governance Committee
  Procedures   29

  Audit Committee Report   31

  Transactions with Certain Related Persons   32

  Delinquent Section 16(a) Reports   32

EXECUTIVE COMPENSATION   **33**

  Compensation Discussion and Analysis   33

  Executive Summary   33

  Elements of Executive Compensation for 2022   33

  Base Salary   33

  Annual Incentive Plan   33

  Equity Incentive Plans   34

  Retirement Plans   34

  Employment and Change in Control Agreements   35

  Summary Compensation Table   37

  Grants of Plan-Based Awards   38

  Outstanding Equity Awards at Fiscal Year-End   38

DIRECTORS' COMPENSATION   **39**

  Annual Board Retainer   39

  Board Committee and Committee Retainer   39

  Director Equity Awards   39

  Director Emeritus Plan   39

  Director Retirement Plan II   39

  Director Compensation Table   40

**PROPOSAL 2—RATIFICATION OF APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**   **41**

**PROPOSAL 3—APPROVAL OF THE MERGER
AGREEMENT WITH THE COMPANY'S WHOLLY
OWNED SUBSIDIARY FOR THE PURPOSE OF
RESTATING THE CERTIFICATE OF
INCORPORATION TO DECLASSIFY THE BOARD OF
DIRECTORS AND ELIMINATE SUPERMAJORITY
VOTING REQUIREMENTS TO AMEND THE
CERTIFICATE OF INCORPORATION AND BYLAWS**   **43**

  Overview   43

  Plan of Merger   43

PROPOSALS AND NOMINATIONS   **45**

OTHER MATTERS   **47**

MISCELLANEOUS   **48**

APPENDIX A   **A-1**

APPENDIX B   **B-1**

APPENDIX C   **C-1**

Blue Foundry Bancorp

19 Park Avenue
Rutherford, New Jersey 07070
(201) 939-5000

Proxy Statement

May 18, 2023

Annual Meeting of Shareholders

MEETING INFORMATION

DATE AND TIME:
Thursday, May 18, 2023
10:00 a.m., Eastern time

LOCATION:
Virtual Meeting:
This year's meeting is a virtual shareholders meeting at
www.virtualshareholdermeeting.com/BLFY2023

RECORD DATE:
March 21, 2023

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Why am I receiving this proxy statement?

The Board of the Company is soliciting your proxy for use at the Company's annual meeting to be held via live webcast only on May 18, 2023, at 10:00 a.m., Eastern Time, and at such other meeting upon any postponements or adjournments thereof. Only holders of record of shares at the close of business on March 21, 2023 (the "Record Date") will be entitled to notice of and to vote at the annual meeting or such other meeting upon any adjournments or postponements thereof. As of the Record Date, there were 27,707,019 shares issued and outstanding, and entitled to vote, as further described in this Proxy Statement.

We intend to mail these proxy materials, including the **WHITE** proxy card, on or about April 12, 2023, to all shareholders of record entitled to vote at the annual meeting.

What proposals are to be presented at the Annual Meeting and what are the Board's voting recommendations?

As described in further detail later in this Proxy Statement, the purpose of the annual meeting is to consider and vote upon the following proposals. The Board's recommendation on each of the proposals is indicated below.

PROPOSAL		BOARD RECOMMENDATION
PROPOSAL 1	Election of two nominees for director for a term to end as of the 2026 annual meeting and until their successors are duly elected and qualified.	**FOR ALL COMPANY DIRECTOR NOMINEES: J. Christopher Ely and Robert T. Goldstein**
PROPOSAL 2	Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.	**FOR**
PROPOSAL 3	Approval of the Merger Agreement with the Company's wholly owned subsidiary for the purpose of restating the Certificate of Incorporation to declassify the Board of Directors and eliminate supermajority voting requirements to amend the Certificate of Incorporation and Bylaws.	**FOR**

As of the date of the Notice of Annual Meeting, we knew of no other matters to be presented at the annual meeting.

How do I vote?

The Company encourages shareholders to fill out and return the enclosed universal **WHITE** proxy card or vote by proxy via telephone (telephone voting is not available to vote shares owned through our ESOP or 401(k) Plan - please see "What if I own shares of the Company via the ESOP or the 401(k) Plan?" on page 8 of this Proxy Statement) or the Internet as instructed on your universal **WHITE** proxy card in advance of the Annual Meeting, even if you plan to attend the virtual Annual Meeting.

The Company's Certificate of Incorporation provides that, subject to certain exceptions, record owners of the Company's common stock that is beneficially owned by a person who beneficially owns in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Is my vote important?

Your vote is very important. A shareholder group organized and controlled by Lawrence Seidman has informed the Company that they are nominating two persons for election as directors at the annual meeting, in opposition to J. Christopher Ely and Robert T. Goldstein, who are the independent director nominees recommended by your Board. After careful consideration, the Board does not endorse the election of the Seidman Group nominees and recommends that you vote on the **WHITE** proxy card **FOR** each of J. Christopher Ely and Robert T. Goldstein, the Company's two independent director nominees.

You may receive proxy solicitation materials from the Seidman Group or other persons or entities affiliated with the Seidman Group, including an opposition proxy statement or blue proxy card. The Company is not responsible for the accuracy of any information provided by or relating to the Seidman Group nominees contained in solicitation materials filed or disseminated by or on behalf of the Seidman Group, or any other statements the Seidman Group may otherwise make. The Board urges you to disregard such materials.

The Seidman Group chooses which of the Company's shareholders will receive its proxy solicitation materials. Therefore, you may or may not receive those materials depending on what the Seidman Group decides.

Even if you have previously signed a blue proxy card sent to you by or on behalf of the Seidman Group, you have the right to change your vote by following the instructions on the **WHITE** proxy card to vote via the Internet or by telephone or by completing, signing, dating and returning the enclosed **WHITE** proxy card in the postage-paid envelope provided. Only the latest-dated, properly executed proxy you submit will be counted. Any shareholder present at the virtual annual meeting may revoke his or her proxy and vote personally on each matter brought before the annual meeting. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote online at the annual meeting. Virtual attendance at the annual meeting will not in itself constitute revocation of your proxy.

We urge you to disregard any blue proxy card sent by or on behalf of the Seidman Group or any person other than the Company. Voting to **WITHHOLD** your vote with respect to the Seidman Group nominees on any blue proxy card that is delivered to you on behalf of the Seidman Group is not the same as voting for the Company's director nominees, because a vote to **WITHHOLD** with respect to the Seidman Group's nominees on a blue proxy card will revoke any previous proxy submitted by you on the **WHITE** proxy card.

Your Board of Directors unanimously recommends a vote for each of J. Christopher Ely and Robert T. Goldstein, the Board's two independent director nominees named on the enclosed WHITE proxy card, and urges you not to vote for the Seidman Group designees and not to sign or return any blue proxy card sent to you by or on behalf of the Seidman Group.

What is the required vote to approve each proposal?

For the election of directors the two nominees receiving the highest number of **FOR** votes will be elected, provided that a quorum is present for the annual meeting, in person or by proxy. The presence in person or by proxy of holders of a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present. In the event there are not sufficient votes for a quorum, or to approve or ratify any matter being presented at the time of the annual meeting, the annual meeting may be adjourned in order to permit the further solicitation of proxies. Until qualified successor directors are elected at a meeting where a quorum is present, in person or by proxy, the current directors for those seats will remain in office as holdover directors.

As to the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2023, by checking the appropriate box, a shareholder may: (i) vote **FOR** the ratification; (ii) vote **AGAINST** the ratification; or (iii) **ABSTAIN** from voting on the matter. The ratification of this matter shall be determined by a majority of the votes cast on the matter. Broker non-votes and abstentions will not affect the outcome of the vote.

As to the approval of the Merger Agreement with the Company's wholly-owned subsidiary, by checking the appropriate box, a shareholder may: (i) vote **FOR** the approval; (ii) vote **AGAINST** the approval; or (iii) **ABSTAIN** from voting on the matter. The approval of this matter requires a vote of a majority of the shares outstanding and entitled to vote. Broker non-votes and abstentions will have the same effect as votes against the Merger Agreement.

How many shares must be present to conduct the Annual Meeting?

The presence in person or by proxy of holders of a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present. A broker non-vote, as further explained below, occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?

If your shares are registered in your name on the Record Date, you are a shareholder of record. When you properly vote in accordance with the instructions provided on the proxy card, you are instructing the named proxies to vote your shares in the manner you indicate on your proxy.

If your shares are held in the name of your bank, broker or other nominee (also referred to herein as a "Broker"), which is usually the case if you hold your shares in a brokerage or similar account, your shares are held in "street name." Your Broker is the shareholder of record for your shares. As the holder of record, only your Broker is authorized to vote or grant a proxy for your shares. If your shares are held in "street name," you should follow the instructions on your voting instruction form and provide specific instructions to your Broker on how to vote the shares they hold for you.

What is a "Broker Non-Vote"?

A broker non-vote occurs when a Broker submits a proxy on behalf of a beneficial owner for the annual meeting but does not vote on a particular proposal because such Broker does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. Brokers have discretionary authority to vote on routine matters, such as the ratification of auditors, but do not have discretionary authority to vote on non-routine matters, such as the election of directors and, with respect to the Annual Meeting, the approval of the merger agreement to restate our certificate of incorporation. Broker non-votes (like abstentions and withheld votes) are counted as present for purposes of determining a quorum.

To the extent that the Seidman Group provides proxy materials to a Broker who holds shares for a beneficial owner, none of the matters to be voted on at the Annual Meeting will be considered a discretionary "routine" matter under the rules of the various regional and national exchanges of which Brokers are a member, which means that a Broker will not have authority to vote shares held in street name without instructions from the beneficial owner. However, if your Broker receives proxy materials only from the Company, your Broker is entitled to vote shares held for a beneficial holder on routine matters, such as the ratification of the selection of KPMG LLP as our independent registered public accounting firm, without instructions from the beneficial holder of those shares. On the other hand, your Broker is not entitled to vote shares held for a beneficial holder on non-routine items such as the election of directors, and the approval of the merger agreement with our wholly-owned subsidiary to restate our certificate of incorporation. If you own your shares in street name, please instruct your bank, brokerage firm, trustee or other nominee how to vote your shares using the voting instruction form provided by your bank, brokerage firm, trustee or other nominee so that your vote can be counted. The voting instruction form provided by your bank, brokerage firm, trustee or other nominee holding your shares may also include information about how to submit your voting instructions over the Internet or by telephone. The **WHITE** proxy card accompanying this proxy statement also will provide information regarding Internet and telephone voting.

Even if your Broker does not provide you with the Seidman Group's proxy materials, such Broker has the discretion to vote your shares only on "routine" matters without your voting instructions, but not on non-routine matters such as Proposals 1 and 3. Routine matters include only Proposal 2 (Ratification of the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2023). All other proposals to be presented at the Annual Meeting are considered "non-routine" and therefore Brokers will not have discretionary authority to vote your shares with respect to the other proposals to be presented at the Annual Meeting. Therefore, it is important that you instruct your Broker how to vote your shares. We encourage you to instruct your Broker to vote your shares by following the instructions shown on the enclosed **WHITE** voting instruction form.

If you are a shareholder of record with respect to shares on the Record Date, you may vote by one of the following four options:

- **Vote via the Internet.** Go to the web address specified on the enclosed **WHITE** proxy card and follow the instructions indicated on the site. Your vote by Internet authorizes the named proxies to vote your shares in the same manner as if you had signed, dated and returned a proxy card.

- **Vote by Telephone (unavailable to vote shares owned through our ESOP or 401(k) Plan).** On a touch-tone phone, dial the number indicated on the enclosed **WHITE** proxy card and follow the voice prompts. Have your **WHITE** proxy card available for reference when you call, and follow the voting instructions to vote your shares. Your vote by telephone authorizes the named proxies to vote your shares in the same manner as if you had signed, dated and returned a proxy card.

- **Vote by Proxy Card.** Complete, sign and date the enclosed **WHITE** proxy card and return it in the postage pre-paid envelope provided.

- **Vote in Person.** Complete a ballot at the virtual annual meeting.

If you submit a **WHITE** proxy card to us without indicating instructions with respect to specific proposals, we will vote your shares consistent with the recommendations of our Board stated in this Proxy Statement. If the **WHITE** proxy card is signed and returned without direction, your shares will be voted for the director nominees proposed by the Board, and FOR proposals 2 and 3. If any other matters are properly presented at the annual meeting for consideration, then the persons named as the Company's designated proxies will be voted as determined by the Board.

Even if you plan to attend the virtual annual meeting, we encourage you to vote your shares in advance via the Internet, by telephone or by signing, dating and returning your **WHITE** proxy card.

If your shares are held by a Broker in "street name," please follow the instructions you receive from your Broker to vote your shares. You may need to contact your Broker to determine whether you will be able to vote electronically via the Internet or by telephone. If you want to vote at the Annual Meeting, you may visit www.virtualshareholdermeeting.com/BLFY2023; press the "Attend Meeting" button and follow the instructions. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you via email.

If you return your proxy by mail, please ensure you leave enough time for your proxy to be mailed and received by the inspector of election. Also note that if your shares are held through a Broker, such entity may have even earlier deadlines by which to submit your vote. Please follow their instructions accordingly.

Whether or not you plan to attend the virtual annual meeting, please vote promptly by Internet or telephone by following the instructions set forth on the enclosed **WHITE** proxy card or by completing, signing, dating and returning the enclosed **WHITE** proxy card in the postage-paid envelope provided. Your promptness in voting using the **WHITE** proxy card will assist in the expeditious and orderly processing of the proxy and will assure that you are represented at the virtual annual meeting even if you cannot attend the virtual meeting.

We are encouraging shareholders to submit their proxies electronically (by Internet or by telephone) if possible. If you return your **WHITE** proxy card by mail or vote by telephone or Internet, you may nevertheless attend the virtual annual meeting and vote your shares in person.

How many candidates can be elected as directors at the Annual Meeting?

Only two candidates are to be elected to the Board at the annual meeting. The two nominees receiving the highest number of **FOR** votes will be elected, provided that a quorum is present at the annual meeting, in person or by proxy. As such, the Board does not endorse Jennifer Corrou or Raymond Vanaria, the nominees of the Seidman Group, and unanimously recommends that you vote **FOR** each of J. Christopher Ely and Robert T. Goldstein, the nominees proposed by the Company using the **WHITE** proxy card accompanying this Proxy Statement. The Board strongly urges you not to vote for the Seidman Group nominees and not to sign or return the blue proxy card sent to you by the Seidman Group. If you have previously submitted a blue proxy card sent to you by the Seidman Group, you can revoke that proxy and vote in accordance with the Board's recommendation by using the enclosed **WHITE** proxy card to vote **FOR** each of J. Christopher Ely and Robert T. Goldstein, the Company's nominees, and **FOR** the other proposals set forth therein.

What do I need for admission to attend the Annual Meeting?

If you were a shareholder as of the close of business on March 21, 2023, you may attend the meeting. As a registered shareholder, you received a **WHITE** proxy card with this proxy statement. The **WHITE** proxy card contains instructions on how to attend the virtual annual meeting, including the website along with your control number. You will need your control number for access.

If you hold your shares through a broker, bank or other nominee (that is, in street name), you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the annual meeting. If you want to vote at the Annual Meeting, you may visit www.virtualshareholdermeeting.com/BLFY2023; press the "Attend Meeting" button and follow the instructions. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you via email.

In order to attend the Annual Meeting, you must visit www.virtualshareholdermeeting.com/BLFY2023. Upon entry of your control number and other required information, you will receive further instructions via email that provides you access to the Annual Meeting and to vote and submit questions during the Annual Meeting.

As part of the attendance process, you must enter the control number located on your **WHITE** proxy card. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you may also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the attendance process.

What should I do if I receive a blue proxy card from the Seidman Group?

You may receive proxy solicitation materials from the Seidman Group, including an opposition proxy statement and a blue proxy card. The Company is not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Seidman Group or any other statements that it may otherwise make. The Board urges you to disregard such materials.

The Company's Board does not endorse the Seidman Group nominees, and unanimously recommends that you disregard any blue proxy card or solicitation materials that may be sent to you by the Seidman Group. Voting to **WITHHOLD** with respect to the Seidman Group's nominees on its blue proxy card is NOT the same as voting **FOR** J. Christopher Ely and Robert T. Goldstein, the Company's nominees, because a vote to **WITHHOLD** with respect to the Seidman Group's nominees on its blue proxy card will revoke any proxy you previously submitted. If you have already voted using the blue proxy card, you have the right to change your vote by voting via the Internet or by telephone by following the instructions on the **WHITE** proxy card, or by completing, signing, dating and mailing the enclosed **WHITE** proxy card in the postage-paid envelope provided. Only the latest-dated, validly executed proxy that you submit will be counted — any proxy may be revoked at any time prior to its exercise at the annual meeting by following the instructions under "Can I change my vote?" below. **If you have any questions regarding this information or the proxy materials, please call Elyse Beidner, Executive Vice President, Chief Legal Officer and Corporate Secretary for the Company at (201) 939-5000**; **or Alliance Advisors at (888) 596-1768.**

What if I return a WHITE proxy card but do not make specific choices?

If you return a signed and dated **WHITE** proxy card without marking any voting selections, your shares will be voted **FOR** each of the Company's two nominees for director, **FOR** ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2023 and **FOR** the Merger Agreement. If any other matter is properly presented at the annual meeting, your proxyholder (one of the individuals named on your **WHITE** proxy card) will vote your shares as determined by a majority of the Board.

Can I change my vote?

If your shares are registered in your name, you may revoke your proxy and change your vote prior to the completion of voting at the Annual Meeting by:

- submitting a valid, later dated proxy card in a timely manner that is received no later than the time of the commencement of the annual meeting;

- submitting a later dated vote by telephone or through the Internet in a timely manner (and in any event no later than the commencement of the annual meeting;

- giving written notice of such revocation to the Company's Corporate Secretary, which written notice is received prior to the time of the commencement of the annual meeting; or

- attending and voting at the virtual annual meeting (although attendance at the annual meeting will not by itself revoke a proxy without also voting).

If your shares are held by a Broker in "street name" and you wish to revoke a proxy, you should contact your Broker and follow its procedures for changing your voting instructions. You also may vote at the virtual annual meeting to revoke an earlier proxy if you provide an executed proxy from your Broker indicating that you were the beneficial owner of the shares on the Record Date, and that such Broker is giving you its proxy to vote the shares.

If you submit more than one proxy, only the latest dated validly executed proxy that you submit will count.

Is the Company using a universal proxy card in connection with voting at the annual meeting?

Yes. The Securities and Exchange Commission (the "SEC") has adopted new rules requiring the use of a universal proxy card in contested director elections (the "New Rules"). The New Rules are applicable to the annual meeting. Nominees from both the Company and the Seidman Group are included in the universal proxy cards provided by both the Company and the Seidman Group. The Company's Board unanimously recommends that you use the **WHITE** universal proxy card and vote **FOR** each of J. Christopher Ely and Robert T. Goldstein, the two nominees proposed by the Company and not vote for nominees of the Seidman Group.

What happens if I return a WHITE proxy card but give voting instructions for less than two candidates?

An "under vote" occurs when a shareholder submits less votes **FOR** director nominees than the two Board of Director seats up for election. To the extent an under vote (e.g., voting **FOR** with respect to fewer than two nominees on Proposal 1) occurs on a record holder's **WHITE** proxy card, your shares will only be voted **FOR** the nominee you have so marked and any remaining votes on Proposal 1 will not be voted.

What happens if I return a WHITE proxy card but give voting instructions for more than two candidates?

An "over vote" occurs when a shareholder submits more votes **FOR** director nominees than there are Board of Director seats up for election. To the extent an over vote (e.g., voting **FOR** with respect to more than two nominees on Proposal 1) occurs on a record holder's **WHITE** proxy card, all of such record holder's votes on Proposal 1 regarding nominees will be invalid and will not be counted. However, if you vote **WITHHOLD** with respect to one or two director nominee(s) and vote **FOR** two of the other director nominees, you will be considered as having voted **FOR** two nominees, and your submitted vote will be counted and will not be considered an "over vote." A vote to **WITHHOLD** is not a vote cast and will have no effect on the validity of an executed proxy but, as described further herein, will be counted for the purposes of establishing a quorum for the meeting and may revoke a previously submitted proxy.

If I want to vote for the Seidman Group's nominee, can I use the WHITE proxy card?

Yes, if you would like to vote for the Seidman Group's nominee, we still strongly recommend that you use the Company's **WHITE** proxy card to do so.

What happens if the Seidman Group withdraws or abandons its solicitation or fails to comply with the New Rules and I already granted proxy authority in favor of the Seidman Group?

Shareholders are encouraged to submit their votes on the **WHITE** proxy card. If the Seidman Group withdraws or abandons its solicitation or fails to comply with the New Rules after a shareholder has already granted proxy authority, shareholders can still sign and date a later submitted **WHITE** proxy card.

If the Seidman Group withdraws or abandons its solicitation or fails to comply with the New Rules, any votes cast in favor of the Seidman Group's nominee will be disregarded and not be counted, whether such vote is provided on the Company's **WHITE** proxy card or the Seidman Group's blue proxy card.

How can I find out the results of the voting at the annual meeting?

We expect to report the preliminary voting results of the Annual Meeting within four business days following the annual meeting in a Current Report on Form 8-K. Once the independent inspector of election has determined the final voting results of the annual meeting, we will file an amendment to the Current Report on Form 8-K reporting the final voting results within four business days following such determination.

Who will pay the costs of solicitation?

The Company will pay all expenses in connection with the solicitation of proxies for the annual meeting. To aid in the solicitation of proxies in conjunction with the annual meeting, the Company has retained Alliance Advisors, LLC ("Alliance") and will pay a fee not to exceed $37,000, plus reimbursement of reasonable out-of-pocket expenses and certain incremental costs, for its proxy solicitation services. Alliance expects that approximately 25 of its employees will assist in the solicitation. Our directors, Company director nominees and certain executive officers named in Appendix C may supplement the proxy solicitor's solicitation of proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. No additional compensation will be paid to our directors or employees for such services.

Alliance may ask brokerage houses, banks and other custodians and nominees whether other persons are beneficial owners of the Company's common stock. If so, the Company will reimburse brokers, banks and other custodians and nominees for their costs of sending our proxy materials to the beneficial owners of our common stock.

As a result of the actions by the Seidman Group, we estimate we may incur additional expense in excess of $150,000 in furtherance of, and in connection with, the solicitation in excess of that normally spent for an annual meeting, including attorney fees, independent inspector of elections fees, proxy tabulator fees for the tabulations of votes submitted by participants in the Employee Stock Ownership Plan ("ESOP") and 401(k) Plan, printer costs incurred in connection with the preparation and filing of preliminary proxy materials with the SEC and the preparation of additional solicitation materials, and the fees of Alliance, of which we estimate that approximately $25,000 of expense has been incurred to date. However, this estimate does not include the costs represented by salaries and wages of executive officer employees of the Company engaged in the solicitation process, costs we would normally incur in an uncontested director election, or any costs associated with any potential litigation that may arise in connection with the proxy solicitation. Furthermore, the actual amount of additional expense we may incur could be materially different from what we currently estimate, depending on possible actions that might be taken by the Seidman Group in connection with this proxy contest.

Certain additional information about the participants in the solicitation is set forth in Appendix C to this Proxy Statement, Additional Information Regarding Participants in the Solicitation.

What if I own shares of the Company via the ESOP or the 401(k) Plan?

If you participate in the Blue Foundry Bank Employee Stock Ownership Plan (the "ESOP"), you will receive a proxy card for the ESOP that reflects all of the shares you may direct the trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the proportionate interest of shares of our common stock allocated to his or her account. The ESOP trustee, subject to the terms of the trust agreement, will vote all unallocated shares of our common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, subject to a determination that such vote is in the best interest of ESOP participants. If you hold shares of common stock in the 401(k) Plan, you will receive a proxy card that reflects all shares that you may direct the 401(k) Plan trustee to vote on your behalf under the 401(k) Plan. Under the terms of the 401(k) Plan, you may direct the 401(k) Plan trustee how to vote the shares allocated to your account. If the 401(k) Plan trustee does not receive your voting instructions, the 401(k) Plan trustee will be instructed to vote your shares in the same proportion as the voting instructions received from other 401(k) Plan participants. The deadline for returning your ESOP and 401(k) proxy card is May 11, 2023 at 11:59 p.m., Eastern Time. The Internet voting deadline for ESOP and 401(k) participants is also 11:59 p.m., Eastern Time, on May 11, 2023.

Why did I receive multiple copies of the WHITE proxy card and proxy materials?

If you receive more than one package of our proxy materials including the **WHITE** proxy card, it may mean that you have multiple accounts holding your common shares. These may include accounts with our transfer agent and accounts with a Broker. In order to vote all of the shares held by you in multiple accounts, you will need to vote the shares held in each account separately. Please follow the voting instructions provided on the **WHITE** proxy card and any voting instruction card from your Broker that you received to ensure that all of your shares are voted.

How can I get assistance with questions relating to the proxy or voting?

If you have any questions regarding this information or the proxy materials, please call Elyse Beidner, Executive Vice President, Chief Legal Officer and Corporate Secretary for the Company at (201) 939-5000; or Alliance Advisors at (888) 596-1768.

PARTICIPATION IN THE SOLICITATION

Under applicable SEC regulations, each of the Company's directors, director nominees and certain executive officers named in Appendix C are deemed to be Participants in this proxy solicitation by virtue of their position as directors and director nominees of the Company or because they may be soliciting proxies on our behalf. For information about our directors, director nominees and executive officers who may be deemed to be Participants in the solicitation, please see "Item 1: Election of Directors," "Principal Shareholders and Stock Ownership of Management," and Appendix C to this Proxy Statement. Other than the persons described in this Proxy Statement, no general class of employees of the Company will be employed to solicit shareholders in connection with this proxy solicitation. However, in the course of their regular duties, employees may be asked to perform clerical or ministerial tasks in furtherance of this solicitation.

The two directors recommended by the Company's Board for election at the annual meeting, J. Chiristopher Ely and Robert T. Goldstein, are listed and designated as nominees of the Company on the **WHITE** proxy card accompanying this Proxy Statement, which is being used by the Company to solicit votes for the election of the nominees recommended by the Board.

You may have already received a communication from the Seidman group asking you to return the blue proxy card. The Company's Board of Directors strongly opposes the Seidman Group's proxy solicitation and urges you not to sign or return any blue proxy card sent to you by the Seidman Group. Even voting to **WITHHOLD** a vote on the nominees of the Seidman Group, by signing and returning the blue proxy card could invalidate any vote a shareholder may want to make **FOR** the nominees recommended by the Board. Instead, shareholders wanting to support nominees recommended by your Board should sign and return the **WHITE** proxy card.

If you have already returned the blue proxy card from the Seidman Group, you may change your vote by promptly signing, dating and returning the enclosed **WHITE** proxy card or by voting by internet using the instructions on the **WHITE** proxy card. Only the latest dated proxy card or vote you submit will be counted.

If any other matters do come before the annual meeting, the person named in the accompanying proxy or his substitute will vote the shares represented by such proxies in accordance with the direction of a majority of the Board.

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

PRINCIPAL HOLDERS

Persons and groups who beneficially own in excess of 5% of the shares of common stock are required to file certain reports with the SEC regarding such ownership. The following table sets forth, as of March 21, 2023, the shares of common stock beneficially owned by our directors and executive officers, individually and as a group, and by each person or group who was known to us as the beneficial owner of more than 5% of the outstanding shares of common stock. The mailing address for each of our directors and executive officers is 19 Park Avenue, Rutherford, New Jersey 07070.

	Shares of Common Stock Beneficially Owned as of the Record Date[1]	Percent of Shares of Common Stock Outstanding[2]
Shareholders Owning Greater than 5%		
T. Rowe Price Investment Management, Inc. 100 East Pratt Street Baltimore, MD 21201	2,758,144[3]	10.00%
Blue Foundry Bank Employee Stock Ownership Plan Trust 19 Park Avenue Rutherford, NJ 07070	2,280,102[4]	8.28%
BlackRock, Inc. 55 Est 52nd Street New York, New York 10055	1,778,880[5]	6.40%
Driehaus Capital Management LLC 25 East Erie Street Chicago, Illinois 60611	1,497,522[6]	5.37%
Directors		
James D. Nesci	275,882[7]	*
Patrick H. Kinzler	82,013[8]	*
Mirella Lang	48,548	*
J. Christopher Ely	68,149[9]	*
Robert T. Goldstein	78,170[10]	*
Kenneth Grimbilas	99,848[11]	*
Jonathan M. Shaw	68,362[12]	*
Margaret Letsche	66,477[13]	*
Elizabeth Jobes	—	*
Executive Officers who are not Directors		
Kelly Pecoraro	75,000[14]	*
Elizabeth Miller	68,621[15]	*
Jason Goldberg	40,000[16]	*
All directors and executive officers as a group (17 persons)		4.16%

*   Less than 1%.

(1)   In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person or entity is deemed to be the beneficial owner, for purposes of this table, of any shares of Blue Foundry Bancorp common stock if they have shared voting or investment power with respect to such common stock or has a right to acquire beneficial ownership at any time within 60 days from March 21, 2023. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of Blue Foundry Bancorp common stock.

(2)   Based on a total of 27,707,019 shares of common stock outstanding as of March 21, 2023.

(3) As disclosed in Schedule 13G filed with the SEC on February 10, 2023.

(4) As disclosed in Schedule 13G filed with the SEC on February 9, 2023.

(5) As disclosed in Schedule 13G filed with the SEC on February 1, 2023.

(6) As disclosed in Schedule 13G filed with the SEC on February 13, 2023.

(7) Includes 34,882 shares held in an individual retirement account, 8,500 shares held in our 401(k) Plan, 4,320 shares allocated under the Blue Foundry Bank's ESOP, 114,090 unvested restricted stock awards and 114,090 unvested performance awards.

(8) Includes 8,202 shares held in individual retirement accounts.

(9) Includes 10,366 shares held in an individual retirement account.

(10) Includes 7,500 shares held in an individual retirement account and 27,887 shares held in a 401(k) Plan.

(11) Includes 40,000 shares held in an individual retirement account.

(12) Includes 14,238 shares held in an individual retirement account, 9,100 shares held by his spouse's individual retirement account and 116 shares held as custodian for his child.

(13) Includes 1,500 shares held in an individual retirement account.

(14) Includes 35,000 unvested restricted stock awards and 35,000 unvested performance awards.

(15) Includes 17,500 shares held in our 401(k) Plan, 4,320 shares allocated under the Blue Foundry Bank's ESOP, 20,000 unvested restricted stock awards and 20,000 unvested performance awards.

(16) Includes 20,000 unvested restricted stock awards and 20,000 unvested performance awards.

Election of Directors

Our Board of Directors is comprised of nine members. Our Bylaws provide that directors are divided into three classes, with one class of directors elected annually. Two directors have been nominated for election at the annual meeting to serve for a three-year period and until their respective successors shall have been elected and qualified. The Board of Directors has nominated J. Christopher Ely and Robert T. Goldstein to serve as directors for three-year terms. Each nominee is currently an independent director of Blue Foundry Bancorp.

The following sets forth certain information regarding the Board's nominees, the other current members of our Board of Directors, and executive officers who are not directors, including the terms of office of board members. Shares represented by properly executed **WHITE** proxies will be voted in favor of these persons unless contrary instructions are provided. If a nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may determine. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve, if elected. Except as indicated herein, there are no arrangements or understandings between any nominee or continuing director and any other person pursuant to which such nominee or continuing director was selected. Age information is as of December 31, 2022, and term as a director includes service with Blue Foundry Bank.

Your Board of Directors unanimously recommends that you vote **FOR** the election of J. Christopher Ely and Robert T. Goldstein, who are independent directors and the nominees of the Board. Your Board of Directors strongly opposes the Seidman Group's proxy solicitation and urges you (A) not to vote for the Seidman Group nominees (Jennifer Corrou and Raymond J. Vanaria) on the enclosed **WHITE** universal proxy card, and (B) not sign or return any blue proxy card sent to you by the Seidman Group. Even voting to **WITHHOLD** a vote on the Seidman Group nominees by signing and returning the blue proxy card could invalidate any vote a shareholder may want to make FOR the nominees recommended by your Board.

Shareholders wanting to support the nominees recommended by the Board, J. Christopher Ely and Robert T. Goldstein, should sign and return the **WHITE** proxy card. With respect to directors and nominees, the biographies contain information regarding the person's business experience and the experiences, qualifications, attributes or skills that caused the Board of Directors to determine that the person should serve as a director. Each director of Blue Foundry Bancorp is also a director of Blue Foundry Bank.

DIRECTOR INFORMATION
Board Skills and Experience Matrix

Experience		J. Ely	R. Goldstein	K. Grimbilas	E. Jobes	P. Kinzler	M. Lang	M. Letsche	J. Nesci	J. Shaw
Finance & Accounting: Experience in finance, accounting or audit .		✔	✔	✔	✔	✔	✔		✔	✔
Financial Services: Directors possess in-depth knowledge of the financial services industry or asset management.		✔	✔	✔		✔	✔		✔	✔
Innovation, Technology and Cyber: Experience with information technology, cyber security or digital technology.						✔			✔	✔
Market Knowledge: Knowledge of the markets we serve, including commercial real estate and small business.		✔	✔	✔		✔		✔	✔	✔
Executive Experience / Leadership: Experience as an executive or leader of a public or private organization.		✔	✔	✔	✔	✔	✔	✔	✔	✔
Risk: Experience with risk management				✔	✔	✔	✔		✔	✔
ESG Matters: Experience with ESG matters.					✔		✔		✔	✔
Legal, Regulatory or Compliance: Experience with legal, regulatory, or compliance related matters.		✔	✔	✔	✔	✔			✔	✔
Human Capital Management : Experience with human resources matters including diversity, equity and inclusion.		✔	✔	✔	✔	✔	✔	✔	✔	✔
Philanthropic / Charitable: Community involvement or engagement with non-profit organizations.		✔		✔	✔	✔	✔	✔	✔	✔

Demographics

	J. Ely	R. Goldstein	K. Grimbilas	E. Jobes	P. Kinzler	M. Lang	M. Letsche	J. Nesci	J. Shaw
Age	66	60	69	56	64	44	70	50	57
Gender	M	M	M	F	M	F	F	M	M
Tenure (years)	26	8	26	<1	11	3	8	4	13
Racial Minority	N	N	N	Y	N	N	N	N	N

DIRECTORS

The Board of Directors currently consists of nine (9) members and is divided into three classes, with one class of directors elected each year. The following table states our directors' names, their ages as of December 31, 2022, the years when they began serving as directors of Blue Foundry Bank and the years when their current terms expire.

Name	Position(s) Held With Blue Foundry Bancorp and Blue Foundry Bank	Age	Director Since	Current Term Expires
J. Christopher Ely	Vice Chairman	66	1997	2023
Robert T. Goldstein	Director	60	2015	2023
Kenneth Grimbilas	Chairman of the Board	69	1997	2024
Jonathan M. Shaw	Director	57	2010	2024
Margaret Letsche	Director	70	2015	2024
James D. Nesci	President, Chief Executive Officer and Director	50	2019	2025
Patrick H. Kinzler	Director	64	2012	2025
Mirella Lang	Director	44	2020	2025
Elizabeth Varki Jobes	Director	56	2023	2025

The nominees for director are:

J. Christopher Ely



AGE: 66

DIRECTOR SINCE:
1997

POSITION: Vice Chairman

J. Christopher Ely has been a Director of Blue Foundry Bank for over 25 years. Mr. Ely, a licensed real estate agent, is President of One Madison Management Corp., a real estate management and consulting firm that serves the needs of residential, commercial and industrial property owners in Northern New Jersey. He received a Bachelor of Science degree in Business Administration/Accounting from Montclair State College, began his career with Price Waterhouse and Co. and earned his Certified Public Accounting license. He serves as an Assistant Treasurer for the Glen Ridge Congregational Church. Mr. Ely chairs the Audit Committees of both the Company and Blue Foundry Bank.

Mr. Ely provides the Board of Directors with extensive knowledge of accounting, real estate and small business management matters.

Robert T. Goldstein



AGE: 60

DIRECTOR SINCE:
2015

POSITION: Director

Robert T. Goldstein currently serves as Director of Business Development at Astorino Financial Group, Inc. having previously been an Investment Advisory Representative at the firm. Prior to those positions, he was the President and Owner of R.J. Goldstein & Associates, Inc., an employee benefits consulting and brokerage firm, which he sold to World Insurance Associates, LLC (WIA) in 2017. He remains a Principal at WIA. Mr. Goldstein received his Bachelor of Science in Mathematics from Fairfield University. He also has received his Fellowship certificate from the National Association of Corporate Directors.

Mr. Goldstein offers a valuable perspective and experience with respect to human capital and employee benefits matters as well as with respect to developing a successful business.

 **OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE COMPANY'S NOMINEES FOR DIRECTOR.**

The following directors have terms ending at the 2024 Annual Meeting of Shareholders:

Kenneth Grimbilas



AGE: 69

DIRECTOR SINCE: 1997

POSITION: Chairman of the Board

Kenneth Grimbilas is the Chairman of Blue Foundry Bank Board of Directors and has served as a Director for over 20 years. Mr. Grimbilas is the Chief Executive Officer of Tornqvist, Inc., a boutique fabrication and machine shop that has served many clients in the pharmaceuticals, government, transportation, aerospace, entertainment, and consumer goods industries. In addition, Mr. Grimbilas has been a member of the board of the Chilton Memorial Hospital Foundation, now Chilton Medical Center, part of Atlantic Health.

Mr. Grimbilas' success in developing and sustaining a manufacturing business in New Jersey provides the Board of Directors with knowledge of business and operational matters as well as the Northeastern New Jersey market area.

Margaret Letsche



AGE: 70

DIRECTOR SINCE: 2015

POSITION: Director

Margaret Letsche is retired from her position as the Executive Director of 55 Kip Center, a non-profit community center for older adults. Ms. Letsche earned an Associate Degree in Business Management from Morris County Community College and a Bachelor's degree in Psychology from Felician College. She holds professional certifications from Rutgers in Continued Education and Professional Development. She also has received her Fellowship certificate from the National Association of Corporate Directors. Ms. Letsche is a current Board Member on the Rutherford

Community Blood Bank and has previously served on the Borough of Rutherford Zoning Board and the Municipal Alliance Committee.

Ms. Letsche's experience in our community provides valuable insight into the economic and business needs of our community, as well as insight into where we can best serve our community in other ways, including charitable donations.

Jonathan M. Shaw



AGE: 57

DIRECTOR SINCE: 2010

POSITION: Director

Jonathan M. Shaw is President and Owner of Salon Development Corp, a regional chain of hair salons founded in 1964, and President and Owner of Lemon Tree Development, the national franchisor of Lemon Tree Hair Salons. Mr. Shaw received a Bachelor of Science from Syracuse University. He also has received his NACD Fellowship certificate.

Mr. Shaw's experience as a business owner and entrepreneur offers a valuable perspective on developing a successful business as well as the challenges and risks an organization may face as it grows its product offerings and markets into new areas.

The following directors have terms ending at the 2025 Annual Meeting of Shareholders:

James D. Nesci



AGE: 50

DIRECTOR SINCE: 2019

POSITION: President, Chief Executive Officer and Director

James D. Nesci serves as President and Chief Executive Officer of Blue Foundry Bank, a position he has held since 2018. In addition, he is a former board member of the New Jersey Bankers Association. Mr. Nesci has been instrumental in developing the Blue Foundry Bank brand. Prior to his role at Blue Foundry Bank, he served as Head of National Sales for TD Bank's $20 billion U.S. wealth management business. Before joining TD Bank, Mr. Nesci served as Executive Vice President and Chief Wealth Management Officer of Provident Bank and was President of Beacon Trust, a wholly owned subsidiary of Provident Bank. Prior to this, Mr. Nesci was Chief Operating Officer with Wilmington Trust Company, National Wealth Management. Mr. Nesci earned two separate MBAs from Columbia Business School and the London Business School, respectively, as well as a Bachelors

degree in Business Administration in Finance from Hofstra University in New York. He also has received his NACD Fellowship certificate.

Mr. Nesci's positions as President and Chief Executive Officer foster clear accountability, effective decision-making, a clear and direct channel of communication from senior management to the full Board of Directors, and alignment on corporate strategy.

Patrick H. Kinzler



AGE: 64

DIRECTOR SINCE:
2012

POSITION: Director

Patrick H. Kinzler has been Managing Principal at HLW International LLP, an architectural firm, since 2006. His areas of responsibility include Finance, Legal, and Information Technology. Mr. Kinzler served as Treasurer of KPMG Consulting / BearingPoint from January 2000 until December 2005. From 1997 until 2000, Mr. Kinzler served as Assistant Treasurer of SmithKline Beecham. Mr. Kinzler began his corporate career in 1986 with PNC Financial Corp., first in the credit training program and then as a Corporate Banker in PNC's New York office. His last position was a Manager of Large Corporate Banking in the New Jersey marketplace. Mr. Kinzler received a Bachelors degree in Business Administration and Accounting from Shippensburg State University and an MBA in Finance from Temple University.

Mr. Kinzler's valuable experience in banking and corporate treasury greatly assists the Board of Directors with its assessment of our risk management efforts and operational needs.

Mirella Lang



AGE: 44

DIRECTOR SINCE:
2020

POSITION: Director

Mirella Lang is Managing Director of AQR's Business Development team, representing the firm's investment strategies to institutional investors throughout the United States. Prior to AQR, Ms. Lang was a Director in the Financial Institutions Group in the investment banking division at UBS, and earlier at Merrill Lynch & Co. While in investment banking, Ms. Lang advised banks, asset management and insurance companies on corporate initiatives, such as M&A, capital raising, restructuring, and leveraged buyouts. She earned a Bachelor of Science in Accounting from Washington & Lee University and received an MBA from the University of California at Berkeley's Haas School of Business.

Ms. Lang serves on the Board of ASSIST, a non-profit organization focused on high school exchange education for exceptionally gifted international students.

Ms. Lang's experience with investment management, investment banking and the financial institutions industry brings valuable skills to our board.

Elizabeth Varki Jobes, Esq.



AGE: 56

DIRECTOR SINCE:
2023

POSITION: Director

Elizabeth Varki Jobes, Esq. serves as Senior Vice President and Global Chief Compliance Officer of Amryt Pharmaceuticals, a global commercial-stage pharmaceutical company, since 2020. Before joining Amryt, Ms. Jobes served as Senior Vice President and Chief Compliance Officer of North America at EMD Serono. Ms. Jobes also served in leadership roles at Spark Therapeutics, Auxilium Pharmaceutical, and Cephalon. Prior to her career in the pharmaceuticals industry, Jobes held various roles within Philadelphia's District Attorney's Office from 1991 to 2006. Ms. Jobes' service on several boards demonstrates her invaluable leadership skills. She currently serves on the board of Ampio Pharmaceuticals, a public company, as well as the board of a private biopharmaceutical company (Eyam Vaccines and Immunotherapeutics), and the board of a not-for-profit organization. Ms. Jobes is a member of the South Asian Bar Association and was a former board member of Women's Way. She received her law degree from Rutgers University School of Law and is licensed to practice in both New Jersey and Pennsylvania.

Ms. Jobes' years of combined legal and compliance experience leading large, global companies, as well as her service on a public board, brings additional perspective to our board.

The Seidman Group has provided the Company notice that it is nominating two persons for election as directors at the annual meeting. As a result, the election of directors is considered a contested election, meaning the two nominees receiving the largest pluralities of the votes cast will be elected.

The Board of Directors unanimously recommends that you disregard any blue proxy card that may be sent to you by the Seidman Group. Voting to **WITHHOLD** with respect to the Seidman Group's nominees (Jennifer Corrou and Raymond J. Vanaria), on their blue proxy card is not the same as voting **FOR** the Company's Board of Director nominees, J. Christopher Ely and Robert T. Goldstein, because a vote to **WITHHOLD** with respect to the Seidman Group's nominees on their blue proxy card will revoke any previous proxy submitted by you. If you have already voted using a blue proxy card sent to you by the Seidman Group, you can revoke it by following the instructions on the **WHITE** proxy card to vote via the Internet or by telephone or by signing, dating and returning the enclosed **WHITE** proxy card. Only your last-dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the annual meeting.

For example, this means that if you have submitted a **WHITE** proxy voting **FOR** the nominees recommended by your Board but later submit a blue proxy card withholding your votes from the Seidman Group nominees, your prior vote in favor of J. Christopher Ely and Robert T. Goldstein, the nominees recommended by your Board, will not be counted.

Although the Company is required to include all nominees for election on its universal **WHITE** proxy card, for additional information regarding the Seidman Group's nominees and related information, please refer to the Seidman Group's proxy statement. Even if you would like to elect the nominees of the Seidman Group, we strongly recommend you use the Company's **WHITE** proxy card to do so. Shareholders will be able to obtain, free of charge, copies of all proxy statements, any amendments or supplements thereto and any other documents (including the universal **WHITE** proxy card) when filed by the applicable party with the SEC in connection with the annual meeting at the SEC's website (http://www.sec.gov).

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Kelly Pecoraro, age 54, has been our Executive Vice President and Chief Financial Officer since May 2022. Prior to joining Blue Foundry Bank, Ms. Pecoraro served as Executive Vice President, Chief Accounting Officer and Comptroller from January 2019 until April 2022 at Investors Bank, Short Hills, New Jersey, when Investors Bank was acquired by Citizens Financial Group, Inc. Ms. Pecoraro joined Investors Bank in May 2005 as part of the Financial Reporting team, holding various positions prior to becoming the Chief Accounting Officer in January 2010. Prior to joining Investors Bank, Ms. Pecoraro served as an audit professional at KPMG LLP. Ms. Pecoraro received a Bachelor's degree in Accounting from St. Peter's College and is a Certified Public Accountant.

Jason Goldberg, age 48, has been our Executive Vice President and Chief Lending Officer since September 2021. Prior to joining Blue Foundry Bank, Mr. Goldberg held a senior vice president position at Israel Discount Bank of New York where he worked from October 2015 to September 2021. Prior to that, Mr. Goldberg held a senior vice president position at Crestmark Bank where he worked from October 2010 to September 2015, and was vice president at Westgate Financial Corporation from 2001 to 2010.

Elizabeth Miller, age 63, has been our Executive Vice President and Chief Retail Officer since October 2018. Prior to joining Blue Foundry Bank, Ms. Miller held positions at Affinity Federal Credit Union, the largest Credit Union in New Jersey, where she was the Senior Vice President of Member Experience and Service from October 2014 to October 2018 and led the multi-state branch network, the wealth and business development teams, the central operations group and the 65-person call center. Prior to that, Ms. Miller worked at Peapack Gladstone Bank from August 2011 to October 2014, where she was the Vice President of Retail Branch Sales and Operations. Ms. Miller has a Bachelor's degree in Business and Marketing from Montclair State University.

Elyse D. Beidner, age 69, has been our Executive Vice President and Chief Legal Officer since 2004. Prior to joining Blue Foundry Bank, Ms. Beidner had gained more than 25 years of experience providing legal support for various financial institutions including JP Morgan Chase and Bank of America. She earned her Bachelor's degree in French and Spanish from Goucher College, her Juris Doctor degree from Widener University School of Law, and her Masters in Corporate Law from New York University School of Law.

Alex Malkiman, age 48, has been our Executive Vice President and Chief Technology Officer since March 2022. Prior to joining Blue Foundry Bank, Mr. Malkiman acted as the Executive Director and Head of IT Infrastructure and Security at CIFC Asset Management and as Director of Global Infrastructure and Client Services at ITG. Mr. Malkiman earned a Bachelor of Science in Computer and Information Science from Brooklyn College, and later went on to earn a MBA in Information Systems Management and Financial Management from the Lubin School of Business a Pace University.

Thomas Packwood, age 57, has been our Senior Vice President and Chief Audit Executive since 2011. Prior to joining Blue Foundry Bank, Mr. Packwood held senior positions at Deloitte, U.S.B. Holding Co., USA Bank, and RSM US LLP. Mr. Packwood received a Bachelor's degree in Accounting from Villanova University and is a Certified Public Accountant. Additionally, he invented and implemented a patented quarterly Risk Assessment and Management System.

Acela Roselle, age 62, has been our Executive Vice President and Human Resources Director since 1999. Prior to joining Blue Foundry Bank, Ms. Roselle acted as the Employment Manager at Meadowlands Hospital Medical Center. Ms. Roselle attended The Wood Business School in New York and obtained a SHRM PHR Certification through Fairleigh Dickinson University in 2000.

Robert Rowe, age 61, has been our Executive Vice President and Chief Risk Officer since November 2022. Prior to joining Blue Foundry Bank, Mr. Rowe served as Executive Vice President and Chief Credit Officer of Webster Financial Corporation, and as Executive Vice President and Chief Credit Officer of Sterling National Bank from July 2019 until Sterling's merger with Webster Bank in 2022. Prior to that, Mr. Rowe was Chief Credit Officer and subsequently Chief Risk Officer at CIT Group Inc. from 2010 through 2018. Prior to joining CIT Group, Mr. Rowe served as Chief Credit Officer at National City Corporation until its acquisition by PNC Corporation. Mr. Rowe received a Bachelor's degree in Economics from Boston College and an MBA in Finance from Indiana University.

Environmental, Social and Governance ("ESG") Matters

SUMMARY

We recognize and are committed to our corporate responsibility to conduct business in an environmentally sustainable and socially appropriate manner. We deeply care about the environment and the communities in which we operate and in that regard we carefully consider how we do business and who we do business with. We believe this commitment and focus supports long-term shareholder value.

Blue Foundry Bancorp conducts its business activities with a view to ensuring that the interests of all stakeholders, including shareholders, employees, customers and communities, are considered. ESG matters are discussed at the Board's Nominating and Corporate Governance Committee, the Bank's Executive Leadership Committee meetings, and the recently formed management ESG Committee, where ideas and actions are generated and monitored.

Blue Foundry Bank has traditionally prioritized a highly engaged and diverse employee base serving its communities and customers in a safe, prudent and risk disciplined manner. It has developed a robust enterprise risk management and compliance function, including cybersecurity and privacy policies. It maintains strong and proactive relationships with its regulators.

We have focused initially on several key priorities as part of our ESG initiatives:

- Business ethics are of manifest importance to us. Every director and employee is expected to comply with the Code of Conduct and recertifies their compliance on an annual basis.

- Safeguarding the privacy of customer data has always and continues to be a significant focus. The Company makes ongoing investments in systems and technology, and we have implemented a strong, multi-layered perimeter to safeguard customer data. We regularly conduct tests to ensure that staff remains vigilant with respect to Company and customer information privacy. In addition, we regularly monitor the adequacy of our consumer financial protection measures.

- To combat cybersecurity threats, training and education is provided regularly to the Board as well as employees so that they remain aware of possible threats to Company and customer information privacy.

- Diversity of the Board is of paramount importance. The Nominating and Governance Committee continually assesses the diverse attributes (such as geographic, professional, ethnic/racial) of the existing Board and identifies opportunities for expanding its diversity. Board-level discussions remain a continuing agenda item.

Blue Foundry Bank has traditionally prioritized a highly engaged and diverse employee base serving its communities and customers in a safe, prudent and risk disciplined manner. It has developed a robust enterprise risk management and compliance function, including cybersecurity and privacy policies. It maintains strong and proactive relationships with its regulators.

Actions taken to date with a view toward being environmentally conscious include reducing the amount of paper utilized within Blue Foundry Bank by digitizing all documents enterprise-wide, minimizing reliance on printers through increased use of technology, and increasing recycling. The administrative headquarters were designed with a focus specifically geared toward ESG. For example, all lighting throughout the space is energy-efficient and designed to be illuminated only when workspaces and offices are occupied. Window coverings were designed to operate in a manner geared to efficiently manage energy usage. The Company's and Blue Foundry Bank's focus on ESG initiatives continues to be expanded and remains a priority for the Board and management.

HUMAN CAPITAL MANAGEMENT

The success of our business is highly dependent on our employees who are dedicated to our mission to inspire and enable the communities we serve to achieve financial stability and success. We seek to hire and retain well qualified employees to sustain and build on our culture of service and performance. Our selection and promotion processes are without bias and include the active recruitment of minorities and women. Blue Foundry Bank maintains a job posting and referral program as well as an Affirmative Action Program, and, in an effort to attract and retain qualified applicants, particularly in areas where a shortage of personnel exists, Blue Foundry Bank provides additional incentives to employees who assist in the recruitment of new hires.

Our workforce is 64% female and 36% male. None of our employees are covered by a collective bargaining agreement.

We encourage the growth and development of our employees and, whenever possible, seek to fill positions by promotion and transfer from within the Company. Continual learning and career development are advanced through annual performance and development conversations between employees and their managers. Blue Foundry Bank encourages all employees to utilize internally developed training programs, customized corporate training engagements and educational reimbursement programs to improve their skills and qualifications to enable them to be considered for promotion or advancement. We offer employees an in-house leadership program, led by Rutgers University instructors, that includes critical thinking, emotional intelligence, management and leadership skills.

The safety, health, and physical and mental wellness of our employees is a top priority. We promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, keeping the employee portion of health care premiums to a minimum, and sponsoring various wellness programs through which employees are encouraged to incorporate healthy habits into their daily routines. The administrative office space was designed with the health and well-being of our workforce in mind in that it was configured to maximize natural light, provide flexible and collaborative workstations, as well as access to meditation rooms, a fitness center, and private space for nursing mothers.

Employee retention is important to our continued success and helps us operate efficiently and achieve our business objectives. We provide competitive wages, annual incentive bonuses, a 401(k) Plan with an employer matching contribution, equity ownership in our Company via an employee stock ownership plan and equity incentive plan, healthcare and wellness programs, a life assistance program, flexible spending accounts, group term life insurance, identity fraud coverage, generous paid time off, 11 paid holidays, and an educational assistance program. At December 31, 2022, nearly 20% of our team had been with us for 10 years or more.

DIVERSITY, INCLUSION AND RESPECT IN THE WORKPLACE



Management and staff at all levels of the Company and Blue Foundry Bank are expected to behave in a fair, ethical and legal manner in all circumstances. This includes both internal interactions with other members of the organization and external interactions with customers, members of the community, vendors, and applicants for employment. We firmly believe that our high standard of ethical behavior will maintain the favorable reputation of Blue Foundry Bank in the marketplace and ensure Blue Foundry Bank remains a great place to work, invest in and do business with.

We communicate our expectations for honest, fair and ethical behavior through numerous policies within the organization. The commitment of our directors and executive management team to moral and ethical behavior means that the proper tone is set from the top of the organization. This begins with our Code of Conduct which describes the moral, ethical, legal and regulatory requirements by which all personnel must conduct themselves. The Code of Conduct establishes the expectation that employees conduct themselves with integrity, at all times. It provides employees with governing principles to guide their conduct with clients, customers, suppliers, vendors, shareholders, co-workers, regulators, markets, and the communities in which we operate. It applies to the employees and directors of the Company, Blue Foundry Bank, and their direct and indirect subsidiaries. Importantly, each officer at the Vice President level and above, and each director must also abide by the Conflict of Interest and Confidentiality Policy. This Policy recognizes the importance of fostering a culture of transparency, integrity and honesty and, as such, mandates that all such parties avoid any actions that appear to interfere with good judgment concerning Blue Foundry Bank's best interests.

Blue Foundry Bank is dedicated to ensuring that all personnel decisions are in accordance with equal employment opportunity. We adhere to the principle that equal employment opportunity is not only a legal principle, it is a moral commitment as well. Our policy for Equal Employment and Affirmative Action states that Blue Foundry Bank will recruit, hire, train and promote, in all job classifications without regard to any classification protected by applicable federal, state or municipal law. It is the policy of Blue Foundry Bank that there shall be no discrimination with respect to employment, or any of the terms and conditions of employment, because of an individual's race, color, sex, pregnancy or breastfeeding, sexual or affectional orientation, gender identity or expression, religion, creed, national origin, nationality or ancestry, citizenship, age, atypical hereditary cellular or blood trait, genetic information, disability (including AIDS and HIV infection), marital status, civil union status, domestic partnership status, veteran status, refusal to submit to a genetic test or to make available the results of a genetic test to an employer, or liability for service in the armed forces, or any other characteristic protected under applicable federal, state or local law. This policy applies to all employment actions including, but not limited to, recruitment, selection, training, promotion, transfer, layoff and termination, job-related social or recreational programs. Blue Foundry Bank's policy statement is required to be displayed in an area which is readily accessible to both employees and applicants. Blue Foundry Bank maintains all facilities in such a manner that illegal segregation on the basis of any protected characteristic does not result.

Our Anti-Harassment Policy states that Blue Foundry Bank is unequivocally opposed to and will not tolerate any harassment of a sexual, racial, ethnic, age or religious nature, or based on any other personal characteristics protected by law from such harassment, that is directed toward any employee or applicant for employment or any other person in the workplace by any other employee or person in the workplace. Blue Foundry Bank will not permit any employee to harass others with whom they have business interactions, including but not limited to other employees, customers and vendors, nor will it permit any outsider to harass Bank employees. This is true not only in the workplace, but during any event outside work involving Bank employees. All employees and supervisors must comply with this policy and take appropriate measures to ensure that such conduct does not occur.

Additional policies that communicate the importance and expectations of honest, ethical and fair behavior include the Insider Trading Policy which prohibits directors, officers and other employees from trading shares of the Company's common stock based on material nonpublic information.

To reinforce the importance of the policies above, annual training programs on certain policies are provided to all employees. These programs help employees understand how the policies apply on a day-to-day basis and how to deal with events and situations that may occur. Employees are encouraged to report concerns without fear of retaliation and may do so in a confidential manner.

The Company's diversity is demonstrated throughout the organization, including by the members of the Executive Management team. Of our nine executives, four are women, one of whom is a member of an underrepresented minority group. Overall, Blue Foundry Bank's staff is 64% female and 36% male. In keeping with the Board's commitment to further diversify, the Board recently appointed Elizabeth Jobes resulting in a board that currently includes three women, one of whom is a member of an underrepresented minority group. The Board has made it a continuing priority to further expand its diversity.

Community Engagement. A key element of our mission is to encourage the stability and success of our communities. The Company continues to support organizations that provide healthcare, economic assistance, education and other vital resources. Some of our more significant community-oriented efforts included support of food pantries across all of our markets, local law enforcement and emergency squads. We also continue to support our communities through the many donations made by the Blue Foundry Charitable Foundation.

Further information related to Blue Foundry Bank's support of its communities through volunteerism and philanthropic activities can be found in the 'In the News' section of Blue Foundry Bank's website.

REFERENCES TO OUR WEBSITE ADDRESS

References to our website address, www.bluefoundrybank.com, throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the SEC's rules. These references are not intended to, and do not, incorporate the contents of our websites by reference to this proxy statement or the accompanying materials.

Corporate Governance

Blue Foundry is committed to maintaining sound corporate governance guidelines and very high standards of ethical conduct and is in compliance with applicable corporate governance laws and regulations. The following are key features of our corporate governance practices.

- Of our current 9 Directors, 8 are independent.

- The Board and management regularly focus on strategic planning.

- New directors are onboarded with an orientation package and are assigned an existing member of the board to mentor during an integration period.

- The Board follows a robust Director Education Program to keep abreast of significant risks and compliance issues; laws, regulations and requirements applicable to the Company; corporate governance best practices; products and services offered by the Company; changes in the financial services industry; enhancements in technology and platforms relating to the financial services industry; and the delivery and availability of banking products and services.

- Stock ownership and retention policies are in place for directors and executive officers.

- We have a clawback policy that applies to the bonus and incentive compensation paid to our executive officers.

- The Board conducts annual self-evaluations.

- The Board reviews management talent and succession planning at least annually.

- The Board actively utilizes internal and external experts in the matters of audit, governance, compensation, shareholder interests and risk management.

- The Board understands the importance of maintaining regular, open, and transparent communications with our federal and state regulators.

- We have practices to align executive compensation with long-term shareholder interests; these practices are routinely reviewed and appropriately revised by the Compensation Committee in conjunction with an independent compensation consultant.

- We oversee our risk management with a focus on the most significant enterprise risks facing our Company, including compliance, credit, legal, liquidity, market, operational, cybersecurity, reputational, and strategic risks.

- We have guidelines governing the use of pre-established trading plans for transactions in our securities.

ENGAGEMENT

Our Board and management's active engagement with our shareholders in soliciting their perspectives is critical to providing long-term value to all of our Company's stakeholders. We are committed to constructive and meaningful communication with our shareholders.

Throughout 2022, management and directors proactively engaged with a number of our institutional shareholders as well as retail shareholders through outreach, meetings, investor presentations, quarterly investor calls and quarterly town hall meetings with all employees.

CODE OF ETHICS FOR SENIOR OFFICERS

Blue Foundry Bancorp has adopted a Code of Ethics for Senior Officers that applies to Blue Foundry Bancorp's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics for Senior Officers is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents." Amendments to and waivers from the Code of Ethics for Senior Officers will also be disclosed on our website.

BOARD LEADERSHIP STRUCTURE AND THE BOARD'S ROLE IN RISK OVERSIGHT

Our Board believes that sound corporate governance calls for an independent oversight function. The role of chairman has always been filled by an independent director.

Under the Board of Directors leadership structure, the offices of Chairperson of the Board and Chief Executive Officer are held by separate individuals. The Chairman of the Board is Kenneth Grimbilas, who is an independent director and does not serve in any executive capacity with the Company. The Company's Chief Executive Officer is James D. Nesci. This current structure provides for a greater role of the independent directors in the oversight of Blue Foundry Bancorp and Blue Foundry Bank, and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. The Board conducts regular executive sessions of independent directors.

To further assure effective independent oversight, the Board of Directors has adopted a number of governance practices, including:

- limiting non independent directors to the President and Chief Executive Officer;
- regular meetings of the independent directors; and
- annual performance evaluations of the President and Chief Executive Officer by the independent directors.

The Board of Directors recognizes that, depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board of Directors periodically reviews its leadership structure.

The Board of Directors is actively involved in oversight of risks that could affect Blue Foundry Bancorp. This oversight is conducted primarily through committees of the Board of Directors, but the full Board of Directors has retained responsibility for general oversight of risks. The Board of Directors also satisfies this responsibility through reports by the committee chair of each board committee regarding the committees' considerations and actions, through review of minutes of committee meetings, and through regular reporting directly from officers responsible for oversight of particular risks within Blue Foundry Bancorp. Risks relating to the direct operations of Blue Foundry Bank (the "Bank") are further overseen by the Board of Directors of the Bank, whose directors are the same individuals who serve on the Board of Directors of Blue Foundry Bancorp. The Bank Board of Directors also has a committee that conducts risk oversight. All management committees including enterprise risk management, loan and loan oversight, ALCO/investment, and information technology, are responsible for the establishment of policies that guide management and staff in the day-to-day operation of Blue Foundry Bancorp and the Bank.

BOARD DIVERSITY

The Board is committed to continuing to diversify the composition of the Board. During 2022, the Board embarked on a mission to find a qualified, diverse candidate, to complement the current Board of Directors. That search resulted in finding an extremely qualified candidate, Elizabeth Jobes, Esq. Ms. Jobes was appointed to the Boards of Directors of the Bancorp and Bank in January 2023. Of the nine current members of the Board of Directors, three directors (33% of the Board) are women, one of whom is a member of an underrepresented minority (Ms. Jobes).

SUNSETTING OF THE CLASSIFIED BOARD

As a newly-public company, the Board had determined that continuing its classified board structure was important to support the Company's stability and oversight during the initial period following its public offering in July, 2021. In 2022, the Board approved a plan to phase in the declassification of the Board so that by the 2027 annual meeting of shareholders, a period of five (5) annual meetings following the 2021 initial public offering, all directors will be elected for one-year terms.

Proposal 3 of this Proxy Statement establishes the method for obtaining shareholder approval to facilitate the declassification of the Board.

EMPLOYEE, OFFICER AND DIRECTOR HEDGING AND PLEDGING

The Company has adopted an anti-hedging and anti-pledging policy, which prohibits directors and executive officers from engaging in or effecting any transaction designed to hedge or offset the economic risk of owning shares of Company common stock.

Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Company common stock would affect the value of the shares of Company common stock owned by an executive officer or director is prohibited. Cashless exercises of employee stock options are not deemed short sales and are not prohibited. This policy does not prohibit transactions in the stock of other companies.

The anti-hedging and anti-pledging policy also prohibits directors and executive officers from holding Company securities in a margin account or pledging Company securities as collateral for any other loan.

The Company does not have anti-hedging policies or procedures that are applicable to the Company's employees who are not executive officers and as such, hedging transactions by non-executive employees are not prohibited.

The information provided under this Employee, Officer and Director Hedging and Pledging section shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that each of our directors, with the exception of Chief Executive Officer James D. Nesci, is "independent" as defined in the listing standards of the NASDAQ Stock Market. Mr. Nesci is not independent because he is one of our executive officers. In determining the independence of our directors, the Board of Directors considered relationships between Blue Foundry Bank and our directors that are not required to be reported under "—Transactions With Certain Related Persons," below.

ATTENDANCE AT ANNUAL MEETINGS OF SHAREHOLDERS

Blue Foundry Bancorp does not have a written policy regarding director attendance at annual meetings of shareholders, although directors are expected to attend these meetings absent unavoidable scheduling conflicts. All directors attended the 2022 Annual Meeting of Shareholders, and we anticipate that all of our directors will attend the 2023 Annual Meeting of Shareholders.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any shareholder who wishes to contact our Board of Directors or an individual director may do so by writing to: Blue Foundry Bancorp, 19 Park Avenue, Rutherford, New Jersey 07070, Attention: Board of Directors. The letter should indicate that the sender is a shareholder and, if shares are not held of record, should include appropriate evidence of stock ownership. Communications are reviewed by the Corporate Secretary and are then distributed to the Board of Directors or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Corporate Secretary may attempt to handle an inquiry directly (for example, where it is a request for information about Blue Foundry Bancorp or it is a stock-related matter). The Corporate Secretary has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate. At each Board of Directors meeting, the Corporate Secretary shall present a summary of all relevant communications received since the last meeting that were not forwarded and make those communications available to the Directors on request.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The business of Blue Foundry Bancorp is conducted at regular and special meetings of the Board of Directors and its committees. In addition, the "independent" members of the Board of Directors (as defined in the listing standards of the NASDAQ Stock Market) meet in executive sessions. The standing committees of the boards of directors are the Audit Committee, Compensation Committee, the Nominating/Corporate Governance Committee, and the Enterprise Risk Management Committee.

The Board of Directors of Blue Foundry Bancorp held twelve regular meetings and two special meetings during the year ended December 31, 2022. The Board of Directors of Blue Foundry Bank held twelve regular meetings and one special meeting during the year ended December 31, 2022. No member of the Board of Directors or any committee thereof attended fewer than 75% of the aggregate of: (i) the total number of meetings of the Board of Directors (held during the period for which he or she has been a director); and (ii) the total number of meetings held by all committees on which he or she served (during the periods that he or she served).

Audit Committee. The Audit Committee consists of Directors Ely, Grimbilas, Kinzler and Lang. Mr. Ely serves as Chair of the Audit Committee. Each member of the Audit Committee is "independent" as defined in our Nominating and Corporate Governance Committee Charter. The Board of Directors has determined that Mr. Ely qualifies as an "audit committee financial expert" as that term is used in the rules and regulations of the SEC.

Our Board of Directors has adopted a written charter for the Audit Committee, which is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents." As more fully described in the Audit Committee Charter, the Audit Committee reviews the financial records and affairs of Blue Foundry Bancorp and monitors adherence in accounting and financial reporting to accounting principles generally accepted in the United States of America. The Audit Committee met 9 times during the year ended December 31, 2022.

Compensation Committee. The Compensation Committee consists of Directors Grimbilas, Ely, Goldstein, Lang, Letsche and Shaw. Mr. Goldstein serves as Chair of the Compensation Committee. No member of the Compensation Committee is a current or former officer or employee of Blue Foundry Bancorp or Blue Foundry Bank. The Compensation Committee met 8 times during the year ended December 31, 2022.

With regard to compensation matters, the Compensation Committee's primary purposes are to discharge the Board's responsibilities relating to the compensation of the Chief Executive Officer and other executive officers, to oversee Blue Foundry Bancorp's compensation and incentive plans, policies and programs, and to oversee Blue Foundry Bancorp's management development and succession plans for executive officers. Blue Foundry Bancorp's Chief Executive Officer will not be present during any committee deliberations or voting with respect to his compensation. The Compensation Committee may form and delegate authority and duties to subcommittees as it deems appropriate.

The Compensation Committee operates under a written charter which is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents." This charter sets forth the responsibilities of the Compensation Committee and reflects the Compensation Committee's commitment to create a compensation structure that encourages the achievement of long-range objectives and builds long-term value for our shareholders.

The Compensation Committee considers a number of factors in its decisions regarding executive compensation, including, but not limited to, the level of responsibility and performance of the individual executive officers, the overall performance of Blue Foundry Bancorp and a peer group analysis of other financial institutions. In order to identify the appropriate compensation level necessary to attract and retain the talent to build the institution, we consulted with our compensation consultant in developing our peer group. Our peer group is comprised of institutions of similar complexity, within the tri-state geographic area, having approximately $400 million in equity and an asset size of approximately $3 billion.

Our executive compensation program is designed to:

- Attract and retain talented employees in leadership positions by recognizing the importance of these individuals to Blue Foundry Bancorp.
- Support our strategic performance objectives. Our goal is to provide executive officers with a total compensation package competitive with the market and industry in which we operate, and to promote the long-term goals and performance of Blue Foundry Bancorp. With this in mind, we implemented a new, formal annual incentive plan in 2020 that pays cash awards to the executive officers based on certain performance metrics without encouraging them to take unnecessary risks. In addition, at the 2022 Annual Meeting of Shareholders, the shareholders approved the 2022 Equity Incentive Plan. We believe the use of these plans align the interests of management with those of our shareholders.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee consists of Directors Grimbilas, Goldstein, Letsche and Shaw with Mr. Shaw serving as Chair. The Nominating and Corporate Governance Committee met four times during the year ended December 31, 2022.

The Nominating and Corporate Governance Committee operates under a written charter which is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents."

As more fully described in its charter, the Nominating and Corporate Governance Committee assists the Board of Directors in identifying qualified individuals to serve as Board members, in determining the composition of the Board of Directors and its committees, in developing, recommending and overseeing a process to assess Board effectiveness and in developing and recommending the Company's corporate governance guidelines. The Nominating and Corporate Governance Committee also considers and recommends the nominees for director to stand for election at the Company's annual meeting of shareholders.

COMPENSATION CONSULTANTS

Independent Compensation Consultant. Pearl Meyer & Partners, LLC, our compensation consultant, reports directly to the Compensation Committee and provides no other services to the Company, Blue Foundry Bank or management. The Committee considered the firm's independence under the relevant SEC and stock exchange factors, and determined the firm satisfied the requirements for independence.

Role of the Independent Compensation Consultant. Pearl Meyer provides independent compensation consulting services to the Committee related to executive, officer, and board of director compensation. In 2022, Pearl Meyer assisted Blue Foundry in the development of its new equity compensation program that was approved by the Company's shareholders at the 2022 Annual Meeting and provided competitive market information on equity practices in banks comparable to Blue Foundry Bank.

OTHER COMPENSATION GUIDELINES, PRACTICES AND POLICES

Stock Ownership Guidelines. The Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of its senior executive officers and directors with those of shareholders. Accordingly, the Company has adopted a Stock Ownership and Retention Policy for executive officers and directors of the Company that require the following minimum dollar investment in Company common stock:

Position	Guideline
Chief Executive Officer	One times (1x) of base salary
Other Executive Officers	One times (1x) of base salary
Non-Employee Directors	Three times (3x) the annual retainer paid to the Director for their board membership

Newly appointed senior executive officers and directors have five years from the time they are appointed, promoted or elected, as the case may be, to meet these guidelines. In order to expedite this process, a minimum of 50% of shares (net of taxes) acquired through the Company's 2022 Equity Incentive Plan will be required to be held upon each vesting until the guidelines are met. For the purpose of determining if the ownership guidelines are met, unvested performance shares and underlying outstanding stock options will not be considered. Stock ownership for executive officers and directors is reviewed on an annual basis and the Compensation Committee maintains responsibility for the administration of this Policy at its full discretion.

"Clawback" Provision. The executive compensation program includes a clawback provision. In the event the Company or Blue Foundry Bank is required to restate its financial statements, participants will be required to forfeit any incentive award earned or distributed during the period for which the restatement is required in excess of what they would have otherwise received based on restated results. The Board has discretion in determining the application of clawbacks and the amounts to be reclaimed under this provision.

COMPENSATION AND RISK MANAGEMENT

Our Chief Risk Officer evaluated all incentive-based compensation for employees of the Company and prepared a report for the Compensation Committee indicating that none of our incentive-based awards individually, or taken together, was reasonably likely to have a material adverse effect on Blue Foundry. None of the compensation or incentives for Blue Foundry employees were considered as encouraging undue or unwarranted risk. The Compensation Committee accepted the Chief Risk Officer's report.

COMMITTEE CHARTERS

The Audit Committee, the Nominating and Governance Committee, and the Compensation Committee each operate pursuant to a separate written charter adopted by the Board. All of the committee charters are available on our website: www.bluefoundrybank.com. The information contained on the website is not incorporated by reference or otherwise considered a part of this document.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE PROCEDURES

It is the policy of the Nominating and Corporate Governance Committee of the Board of Directors to consider director candidates recommended by shareholders who appear to be qualified to serve on the Board of Directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Diversity Considerations. The Board of Directors does not have a formal policy or specific guidelines regarding diversity among board members. However, the Board of Directors seeks members who represent a mix of backgrounds that will reflect the diversity of our shareholders, employees, and customers, and experiences that will enhance the quality of the Board of Directors' deliberations and decisions. As the holding company for a community-oriented bank, the Board of Directors also seeks directors who can continue to strengthen Blue Foundry Bank's position in its community and can assist Blue Foundry Bank with business development through business and other community contacts. The Board of Directors is committed to continuing to diversify the composition of the Board.

Process for Identifying and Evaluating Nominees; Director Qualifications. The Board of Directors considers the following criteria in evaluating and selecting candidates for nomination:

- *Contribution to Board*—Blue Foundry Bancorp endeavors to maintain a Board of Directors that possesses a wide range of abilities. Thus, the Board of Directors will assess the extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board of Directors. The Board of Directors will also take into consideration the number of public company boards of directors, other than Blue Foundry Bancorp's, and committees thereof, on which the candidate serves. The Board of Directors will carefully consider the time commitments of any candidate who would concurrently serve on the boards of directors of more than two public companies other than Blue Foundry Bancorp.

- *Experience*—Blue Foundry Bancorp is the holding company of Blue Foundry Bank, an insured depository institution. Because of the complex and heavily regulated nature of Blue Foundry Bancorp's business, the Board of Directors will consider a candidate's relevant financial, regulatory and business experience and skills, including the candidate's knowledge of the banking and financial services industries, familiarity with the operations of public companies and ability to read and understand fundamental financial statements, as well as real estate and legal experience.

- *Familiarity with and Participation in Local Community*—Blue Foundry Bancorp is a community-oriented organization that serves the needs of local consumers and businesses. In connection with the local character of Blue Foundry Bancorp's business, the Board of Directors will consider a candidate's familiarity with Blue Foundry Bancorp's market area (or a portion thereof), including without limitation the candidate's contacts with and knowledge of local businesses operating in Blue Foundry Bancorp's market area, knowledge of the local real estate markets and real estate professionals, experience with local governments and agencies and political activities, and participation in local business, civic, charitable or religious organizations.

- *Integrity*—Due to the nature of the financial services provided by Blue Foundry Bancorp and its subsidiary, Blue Foundry Bank, Blue Foundry Bancorp is in a special position of trust with respect to its customers. Accordingly, the integrity of the Board of Directors is of utmost importance to developing and maintaining customer relationships. In connection with upholding that trust, the Board of Directors will consider a candidate's personal and professional integrity, honesty and reputation, including, without limitation, whether a candidate or any entity controlled by the candidate is or has in the past been subject to any regulatory orders, involved in any regulatory or legal action, or been accused or convicted of a violation of law, even if such issue would not result in disqualification for service under Blue Foundry Bancorp's Bylaws.

- *Shareholder Interests and Dedication*—A basic responsibility of directors is the exercise of their business judgment to act in what they reasonably believe to be in the best long-term interests of Blue Foundry Bancorp and its shareholders. In connection with such obligation, the Board of Directors will consider a candidate's ability to represent the best long-term interests of Blue Foundry Bancorp and its shareholders, including past service with Blue Foundry Bancorp or Blue Foundry Bank and contributions to their operations, the candidate's experience or involvement with other local financial services companies, the potential for conflicts of interests with the candidate's other pursuits, and the candidate's ability to devote sufficient time and energy to diligently perform his or her duties, including the candidate's ability to personally attend board and committee meetings.

- *Independence*—The Board of Directors will consider the absence or presence of material relationships between a candidate and Blue Foundry Bancorp (including those set forth in applicable listing standards) that might impact objectivity and independence of thought and judgment. In addition, the Board of Directors will consider the candidate's ability to serve on any Board committees that are subject to additional regulatory requirements (e.g. SEC regulations and applicable listing standards). If Blue Foundry Bancorp should adopt independence standards other than those set forth in the NASDAQ Stock Market listing standards, the Board of Directors will consider the candidate's potential independence under such other standards.

- *Gender, Ethnic, and other Diversity*—Blue Foundry Bancorp understands the importance and value of diversity, including gender, ethnicity, skills, and other status, on a board of directors and will consider highly qualified candidates and their demographic backgrounds, including women and individuals from minority groups, to include in the pool from which candidates are chosen. The Board of Directors is committed to continuing to diversify the composition of the Board.

- *Additional Factors*—The Board of Directors will also consider any other factors it deems relevant to a candidate's nomination, including the extent to which the candidate helps the Board of Directors reflect the diversity of Blue Foundry Bancorp's shareholders, employees, customers and communities. The Board of Directors also may consider the current composition and size of the Board of Directors, the balance of management and independent directors, and the need for audit committee expertise.

The Board of Directors identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service, including the current members' board and committee meeting attendance and performance, length of board service, experience and contributions, and independence. Current members of the Board of Directors with skills and experience that are relevant to Blue Foundry Bancorp's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If there is a vacancy on the Board of Directors because any member of the Board of Directors does not wish to continue in service or if the Board of Directors decides not to re-nominate a member for re-election, the Board of Directors would determine the desired skills and experience of a new nominee (including a review of the skills set forth above), may solicit suggestions for director candidates from all board members and may engage in other search activities.

The Board of Directors may consider qualified candidates for director suggested by our shareholders. Shareholders can suggest qualified candidates for director by writing to our Corporate Secretary at 19 Park Avenue, Rutherford, New Jersey 07070. The Board of Directors has adopted a procedure by which shareholders may recommend nominees to the Board of Directors. Shareholders who wish to recommend a nominee must write to Blue Foundry Bancorp's Corporate Secretary and such communication must include:

- A statement that the writer is a shareholder and is proposing a candidate for consideration by the Board of Directors;

- The name and address of the shareholder as they appear on Blue Foundry Bancorp's books, and of the beneficial owner, if any, on whose behalf the nomination is made;

- The class or series and number of shares of Blue Foundry Bancorp's capital stock that are owned beneficially or of record by such shareholder and such beneficial owner;

- A description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder;

- A representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the shareholder's notice;

- The name, age, personal and business address of the candidate and the principal occupation or employment of the candidate;

- The candidate's written consent to serve as a director;

- A statement of the candidate's business and educational experience and all other information relating to such person that would indicate such person's qualification to serve on Blue Foundry Bancorp's Board of Directors; and

- Such other information regarding the candidate or the shareholder as would be required to be included in Blue Foundry Bancorp's proxy statement pursuant to SEC Regulation 14A.

To be timely, the submission of a candidate for director by a shareholder must be received by the Corporate Secretary at least 120 days prior to the anniversary date of the proxy statement relating to the preceding year's annual meeting of shareholders. If the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after the anniversary of the preceding year's annual meeting, a shareholder's submission of a candidate shall be timely if delivered or mailed to and received by the Corporate Secretary of Blue Foundry Bancorp no later than the 10th day following the day on which public disclosure (by press release issued through a nationally recognized news service, a document filed with the SEC, or on a website maintained by Blue Foundry Bancorp) of the date of the annual meeting is first made.

Submissions that are received and that satisfy the above requirements are forwarded to the Board of Directors for further review and consideration, using the same criteria to evaluate the candidate as it uses for evaluating other candidates that it considers.

There is a difference between the recommendations of nominees by shareholders pursuant to this policy and a formal nomination (whether by proxy solicitation or in person at a meeting) by a shareholder. Shareholders have certain rights under applicable law with respect to nominations, and any such nominations must comply with applicable law and provisions of the Bylaws of Blue Foundry Bancorp. See "Shareholder Proposals and Nominations."

AUDIT COMMITTEE REPORT

The Audit Committee has issued a report that states as follows:

- We have reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2022.

- We have discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board Auditing Standard.

- We have received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and have discussed with the independent registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Blue Foundry Bancorp specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

This report has been provided by the Audit Committee:

J. Christopher Ely (Chair)
Kenneth Grimbilas
Patrick H. Kinzler
Mirella Lang

TRANSACTIONS WITH CERTAIN RELATED PERSONS

The Sarbanes-Oxley Act of 2002 generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from such prohibition for loans made by federally insured financial institutions, such as Blue Foundry Bank, to their executive officers and directors in compliance with federal banking regulations. Federal regulations permit executive officers and directors to receive the same terms that are widely available to other employees as long as the director or executive officer is not given preferential treatment compared to the other participating employees. All transactions between the Company and its executive officers, directors, holders of 10% or more of the shares of its common stock and affiliates thereof, are on terms no less favorable to the Company than could have been obtained by it in arms-length negotiations with unaffiliated persons. Such transactions must be approved by a majority of the independent directors of the Company not having any interest in the transaction. In the ordinary course of business, Blue Foundry Bank makes loans available to its directors, officers and employees. The aggregate amount of our outstanding loans to our executive officers and directors and their related entities was approximately $54,000 at December 31, 2022, consisting of one loan to an officer of the Company. This loan was made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to Blue Foundry Bank. This loan neither involves more than the normal risk of collectability nor present other unfavorable features.

Other than described above, and except for loans to executive officers made in the ordinary course of business that were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Blue Foundry Bank and for which management believes neither involve more than the normal risk of collection nor present other unfavorable features, we and our subsidiary have not had any transaction or series of transactions, or business relationships, nor are any such transactions or relationships proposed, in which the amount involved exceeds $120,000 and in which our directors or executive officers have a direct or indirect material interest.

Pursuant to our Policy and Procedures for Approval of Related Person Transactions, the Audit Committee reviews and approves all related party transactions in accordance with, and as required by, the NASDAQ corporate governance listing standards.

DELINQUENT SECTION 16(a) REPORTS

Our executive officers and directors and beneficial owners of greater than 10% of the outstanding shares of common stock are required to file reports with the SEC disclosing beneficial ownership and changes in beneficial ownership of our common stock. SEC rules require disclosure if an executive officer, director or 10% beneficial owner fails to file these reports on a timely basis. Based solely on its review of copies of the reports the Company has received and written representations provided to it from the individuals required to file Section 16(a) reports, the Company believes that each individual who, at any time during the fiscal year ended December 31, 2022, served as an executive officer or director of the Company, has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2022, except for Robert Rowe who, due to administrative oversights failed to timely file one Form 4 and one Form 3, respectively, to report one transaction in the Company's stock. We believe that no other executive officer, director or 10% beneficial owner of our shares of common stock failed to file ownership reports on a timely basis.

Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Our compensation program is specifically designed to provide executives with competitive compensation packages that include elements of both reward and retention. The Compensation Committee routinely reviews our executive compensation practices to remain market competitive and be able to attract, motivate and retain highly qualified and talented executives who will help maximize Blue Foundry's financial performance.

ELEMENTS OF EXECUTIVE COMPENSATION FOR 2022

The Compensation Committee used a total compensation approach in establishing our elements of executive compensation, which consists of base salary, annual cash incentive awards, long-term incentive awards (such as stock options), a competitive benefits package and limited perquisites.

BASE SALARY

Annual salary is the only fixed component of Blue Foundry's executive compensation program. In setting salary, the Committee looks at current pay practices, Peer Group comparisons and general market analysis in consultation with its compensation consultant, Pearl Meyer. The Committee then establishes salaries that are competitive to the Peer Group and the external market for similar positions. The Committee reviews the salaries on an annual basis.

For 2022, there was no increase in the CEO's base salary. When reviewing market data obtained from our Compensation Consultant, we noted that the CEO's base salary was in-line with the 50th percentile.

ANNUAL INCENTIVE PLAN

Blue Foundry Bank has instituted an Annual Incentive Plan as a short-term incentive plan for our executive officers to incentivize personal performance in conjunction with Blue Foundry Bank's overall performance. Payments under the Annual Incentive Plan are based on both Blue Foundry Bank's overall performance and the executive's personal performance.

The Compensation Committee has set incentive opportunities for each of the Named Executive Officers based on a percentage of base salary. The actual amount of an award is based on the level of business results and personal performance.

For 2022, the Compensation Committee weighted each Named Executive Officer's annual cash incentive award opportunity with respect to the corporate financial target and individual goals as follows:

($ in millions)		Performance Goals				
Performance Measures	Weight	Threshold (50%)	Target (100%)	Superior (150%)	Result	Payout
Net Loan Growth	30%	$ 250	$ 300	$ 350	$ 261	61%
Core Deposit Growth	25%	$ 46	$ 54	$ 62	$ 87	150%
Net Interest Margin	25%	2.72%	2.92%	3.12%	2.73%	53%
Individual Performance	20%	Discretionary			Discretionary	
Grand Total	100%					

Under the 2022 Annual Incentive Plan, the committee set the targeted total cash incentive award for Mr. Nesci's award at 60% of base salary and the targeted total cash incentive award for Ms. Pecoraro, Mr. Goldberg and Ms. Miller at 35% of base salary. For the year ended December 31, 2022, the Named Executive Officers received an Annual Incentive Plan payment as detailed below:

	2022		
	Annual Incentive Plan Actual Payment	Actual Payment % of Base Salary	Annual Incentive Plan Target %
James D. Nesci	$415,485	59%	60%
Kelly Pecoraro(1)	85,228	35%	35%
Jason Goldberg	121,183	35%	35%
Elizabeth Miller	115,643	35%	35%

(1) Ms. Pecoraro's annual incentive was prorated based upon actual earnings in 2022 as she was not employed for the full year.

EQUITY INCENTIVE PLAN

The 2022 Equity Plan was approved by shareholders of the Company at the annual meeting of shareholders held on August 25, 2022. Under the 2022 Equity Plan, individuals including officers and directors are eligible to receive awards of restricted stock and stock options to purchase shares of Blue Foundry Bancorp common stock (at an exercise price of no less than the market price of the common stock at the time of grant). A total of 3,993,150 shares (1,140,900 restricted stock awards and 2,852,250 stock options) of Blue Foundry Bancorp common stock were authorized for issuance under the 2022 Equity Incentive Plan. Restricted stock awards and options granted under the 2022 Equity Plan generally vest in equal installments, over a service period between five and seven years beginning one year from the date of grant. The vesting of the awards and options accelerate upon death, disability or an involuntary termination at or following a change in control.

During the year ended December 31, 2022, the Company awarded 1,861,850 stock options to officers under the 2022 Equity Plan. These stock option awards vest ratably over seven years. The Compensation Committee believes that officer and employee stock ownership provides a significant incentive for building shareholder value by further aligning the interest of our officers and employees with shareholders because such compensation is directly linked to the performance of Blue Foundry common stock.

RETIREMENT PLANS

Deferred Compensation Plan. Blue Foundry Bank has entered into an Executive Deferred Compensation Agreement with Mr. Nesci (the "Deferred Compensation Agreement"). Under the Deferred Compensation Agreement, each year Blue Foundry Bank will credit a contribution of at least $50,000 to an account for the benefit of Mr. Nesci. The amounts credited to the account will earn an annual rate interest equal to the Prime Rate (as reported in the Wall Street Journal on the first business day of the year) plus two percent (2%), compounded monthly. The Board of Directors may, in its discretion, change the rate used to credit interest on the account from time to time. Mr. Nesci is always 100% vested in his account under the Deferred Compensation Agreement. Mr. Nesci generally will become entitled to a lump sum distribution of his account under the plan within 30 days following a separation from service. If Mr. Nesci dies prior to receiving a distribution from the plan, his beneficiary will be entitled to receive the account balance in a single lump sum payment. In certain situations that would constitute an unforeseeable emergency, Mr. Nesci may be entitled to receive an in-service distribution of a portion of his account under the Deferred Compensation Agreement.

401(k) Plan. Blue Foundry Bank maintains the Blue Foundry Bank 401(k) Plan, a tax-qualified defined contribution plan for eligible employees (the "401(k) Plan"). The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees of Blue Foundry Bank.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, the maximum amount of compensation permitted by the Internal Revenue Code. For 2022, the salary deferral contribution limit was $20,500, provided, however, that a participant over age 50 could contribute an additional $6,500 to the 401(k) Plan for a total of $27,000. In addition to salary deferral contributions, Blue Foundry Bank makes safe harbor matching contributions equal to 100% of a participant's salary deferrals, up to 4% of the participant's compensation, and 50% of a participant's salary deferrals that exceed 4% but do not exceed 6% of the participant's compensation. A participant is always 100% vested in his or her salary deferral contributions and safe-harbor matching contributions.

Blue Foundry Bank may also make other discretionary matching contributions and other discretionary employer contributions to the 401(k) Plan, including profit sharing contributions, which vest based on a participant's years of service at the rate of 0% through three years of service and 100% after completing three years of service. Eligible employees must be 18 years of age and complete 12 months of service (in which they complete at least 1,000 hours of service) to receive profit sharing contributions under the 401(k) Plan.

Defined Benefit Pension Plan. Blue Foundry Bank participated in a multiple employer defined benefit pension plan (the "Pension Plan"). Effective as of May 1, 2020, the plan was amended so that no new employees would become eligible to participate in the plan and the annual benefit provided to employees under the Pension Plan was frozen. Freezing the Pension Plan eliminated all future benefit accruals; however, the accrued benefits as of December 31, 2020, remained. As noted in the IPO prospectus, the Company contemplated withdrawing from the Pension Plan and formally elected to withdraw from the Pentegra Defined Benefit Plan in August 2021, and recognized an $11.2 million expense associated with the exit from the plan. The withdrawal was completed on December 1, 2021.

Employee Stock Ownership Plan. In connection with the conversion and related stock offering, Blue Foundry Bank adopted an ESOP for eligible employees. The named executive officers are eligible to participate in the ESOP on the same terms as other eligible employees. Eligible employees begin participation in the ESOP upon the first entry date commencing on or after the eligible employee's completion of one year of service and attainment of age 18.

The ESOP trustee purchased, on behalf of the ESOP, 8.0% of the total number of shares of Blue Foundry Bancorp common stock issued in the conversion and related stock offering, or 2,281,800 shares. The ESOP funded its stock purchase with a loan from Blue Foundry Bancorp equal to the aggregate purchase price of the common stock. The trustee repays the loan principally through Blue Foundry Bank's contributions to the ESOP and any dividends payable on common stock held by the ESOP over the anticipated 25-year term of the loan.

The trustee holds the shares purchased by the ESOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the trustee repays the loan. The trustee allocates the shares released among participants' accounts based on each participant's proportional share of compensation relative to all participants. Participants vest in his or her account balance based on his or her years of service with the bank, at the rate of 20% per year though the first five years of service, so that the participant will be 100% vested after completing five years of service. Participants who were employed by Blue Foundry Bank immediately prior to the closing of the stock offering received credit for vesting purposes for years of service prior to adoption of the ESOP. Participants also will automatically become fully vested upon attainment of their normal retirement age (age 65), death or disability, a change in control, or termination of the ESOP. Generally, participants will receive distributions from the ESOP upon terminating employment in accordance with the terms of the plan document. The ESOP reallocates any unvested shares forfeited upon a participant's termination of employment among the remaining participants.

Under applicable accounting requirements, Blue Foundry Bank records compensation expense for the ESOP at the fair market value of the shares as they are committed to be released from the unallocated suspense account, which may be more or less than the original issue price.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

Employment Agreement. Blue Foundry Bank entered into an employment agreement with Mr. Nesci, effective January 1, 2021. The employment agreement has an initial term of three years, which extends automatically for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again three years, unless either Blue Foundry Bank or Mr. Nesci give notice to the other party of non-renewal. Notwithstanding the foregoing, in the event Blue Foundry Bancorp or Blue Foundry Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement will automatically extend so that it would expire no less than three years following the effective date of the change in control.

The employment agreement specified Mr. Nesci's initial base salary of $700,000. The Board of Directors or the Compensation Committee of Blue Foundry Bank will review Mr. Nesci's salary no less than annually and may increase, but not decrease, Mr. Nesci's base salary. In addition to the base salary, the agreement provides that Mr. Nesci will participate in an annual bonus plan with a target amount determined annually that is not less than 20% of his base salary. Mr. Nesci is also eligible to participate in any long-term incentive plan adopted by Blue Foundry. Mr. Nesci is also entitled to participate in all employee benefit plan arrangements and perquisites offered to employees and officers of Blue Foundry Bank and the reimbursement of reasonable business expenses incurred in the performance of his duties with Blue Foundry Bank. Blue Foundry Bank will also provide Mr. Nesci with an annual automobile allowance of $1,100 per month and an annual country club membership allowance of $22,050. Both the automobile and country club membership allowances will increase by 5% each year.

Blue Foundry Bank may terminate Mr. Nesci's employment, or Mr. Nesci may resign from his employment, at any time with or without good reason. In the event Blue Foundry Bank terminates Mr. Nesci's employment without cause or Mr. Nesci voluntary resigns for "good reason" (i.e., a "qualifying termination event"), Blue Foundry Bank will pay Mr. Nesci a severance payment equal to the greater of (i) the sum of one times Mr. Nesci's base salary plus the target amount of the annual incentive bonus (as set by the Board of Directors or the Compensation Committee for the calendar year in which Mr. Nesci's termination occurs) or (ii) the sum of Mr. Nesci's base salary that would have been paid during the remaining term of the employment agreement, plus the target amount of the annual incentive bonus that would have been paid during the remaining term of the employment agreement. The severance payment will be paid as salary continuation in substantially equal installments over the twelve-month period following the date of Mr. Nesci's termination of employment. In addition, if Mr. Nesci elects continued bank-provided group health plan coverage pursuant to the Consolidated Omnibus Reconciliation Act of 1985, as amended ("COBRA"), Blue Foundry Bank will reimburse him for the monthly COBRA premium less the active employee premium for the coverage. Mr. Nesci must sign a general release of claims to receive the severance payment. A "good reason" condition for purposes of the employment agreement includes a material reduction in base salary or target bonus opportunity, a material reduction in authority, duties or responsibilities associated with Mr. Nesci's position with Blue Foundry Bank, a relocation of his principal place of employment resulting in Mr. Nesci performing his services outside of certain counties listed in the employment agreement.

If a qualifying termination event occurs following a change in control of Blue Foundry Bancorp or Blue Foundry Bank, Mr. Nesci would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary, plus (ii) the greater of his highest actual annual incentive bonus for the three calendar years immediately preceding his termination of employment or the target amount of the annual incentive bonus set by the Board of Directors or the Compensation Committee for the calendar year in which his termination occurs. If Mr. Nesci's termination of employment occurs within two years after the change in control, the severance will be paid in one lump-sum payment on the next pay date that is at least seven days following his termination. In addition, if Mr. Nesci elects continued bank-provided group health plan coverage pursuant to COBRA, Blue Foundry Bank will reimburse him for the monthly COBRA premium less the active employee premium for the coverage.

The employment agreement terminates upon Mr. Nesci's death. Also, upon termination of employment (other than a termination in connection with a change in control), Mr. Nesci will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

Change in Control Agreements. Blue Foundry Bank has entered into a Change in Control Agreement with each of Mr. Goldberg, Ms. Miller and Ms. Pecoraro. Each of the change in control agreements has a term of one year that extends each day by one day until either party gives the other notice of non-renewal. Notwithstanding the foregoing, in the event Blue Foundry Bancorp or Blue Foundry Bank enters into a transaction that would constitute a change in control, as defined under the change in control agreements, the term of the agreements will automatically extend so that it would expire no sooner than one year (in the case of Ms. Miller and Mr. Goldberg) or three years (in the case of Ms. Pecoraro) following the effective date of the change in control.

Upon termination of the executive's employment by Blue Foundry Bank without "cause" or by the executive with "good reason" on or after the effective date of a change in control of Blue Foundry Bank or Blue Foundry Bancorp, the executive would be entitled to a severance payment equal to three times (in the case of Ms. Pecoraro) or one times (in the case of Ms. Miller and Mr. Goldberg) the sum of the executive's: (i) base salary in effect as of the date of his/her termination or immediately prior to the change in control, whichever is higher; and (ii) the highest annual cash bonus earned for the three most recently completed performance periods prior to the change in control. The severance will be paid in a lump sum within 30 days following the executive's date of termination. In addition, the executive would receive twelve consecutive monthly cash payments (in the case of Ms. Miller and Mr. Goldberg) and thirty six consecutive monthly cash payments (in the case of Ms. Pecoraro) equal to the executive's monthly COBRA premium.

A "good reason" condition for purposes of the change in control agreement includes a material reduction in base salary, a material reduction in authority, duties or responsibilities associated with the executive's position with Blue Foundry Bank, a relocation of the executive's principal place of employment resulting in an increase in her commute by 30 miles or more.

SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2022 and 2021, certain information as to the total compensation paid to James D. Nesci, who serves as our President and Chief Executive Officer, Kelly Pecoraro, who serves as our Executive Vice President and Chief Financial Officer, Jason Goldberg, who serves as our Executive Vice President and Chief Lending Officer, and Elizabeth Miller, who serves as our Executive Vice President and Chief Retail Officer. Each of the individuals listed in the table below is referred to as a "Named Executive Officer (NEO)."

Name and principal position	Year	Salary	Option Awards[1]	Non-Equity Incentive Compensation	All Other Compensation[2]	Total
James D. Nesci	2022	$700,000	$2,430,117	$415,485	$123,774	$3,671,398
President and Chief Executive Officer	2021	700,000	—	425,250	153,277	1,278,527
Kelly Pecoraro	2022	246,154	754,020	85,228	11,057	1,098,481
Executive Vice President and Chief Financial Officer[3][4]						
Jason Goldberg[4]	2022	350,000	460,080	121,182	15,540	946,802
Executive Vice President and Chief Lending Officer						
Elizabeth Miller	2022	334,000	460,080	115,643	17,500	927,223
Executive Vice President and Chief Retail Officer	2021	325,519	—	76,904	16,681	417,673

(1) The amounts shown represent the aggregate grant date fair value of time-vesting stock options, which vest ratably over seven years, computed in accordance with FASB ASC Topic 718. The exercise price of each option is $11.69.

(2) The compensation represented by the amounts for 2022 and 2021 set forth in the "All Other Compensation" column for the Named Executive Officers is detailed in the following table.

(3) Ms. Pecoraro has been our Executive Vice President and Chief Financial Officer since May 2022. Ms. Pecoraro's full year salary is $400,000.

(4) Ms. Pecoraro and Mr. Goldberg did not qualify as a Named Executive Officer for the year ended December 31, 2021.

All Other Compensation

Name	Year	401(k) Plan Matching Contributions	Deferred Compensation Plan Contributions	Automobile Usage	Country Club Membership	Life Insurance Premiums	Total All Other Compensation
James D. Nesci	2022	$15,250	$74,546	$13,892	$18,292	$1,794	$123,774
	2021	14,500	106,800	13,230	17,577	1,170	153,277
Kelly Pecoraro[1]	2022	10,462	—	—	—	595	11,057
Jason Goldberg[1]	2022	15,000	—	—	—	540	15,540
Elizabeth Miller	2022	15,250	—	—	—	2,250	17,500
	2021	14,500	—	—	—	2,181	16,681

(1) Ms. Pecoraro and Mr. Goldberg did not qualify as a Named Executive Officer for the year ended December 31, 2021.

GRANTS OF PLAN-BASED AWARDS

At the annual meeting of shareholders held on August 25, 2022, a majority of the shareholders of the Company approved the Blue Foundry Bancorp 2022 Equity Incentive Plan ("2022 Equity Plan"). The following table summarizes grants made in 2022 to our NEOs under the 2022 Equity Plan.

		Option Awards		
Name	Grant Date	Number of securities underlying options[1] (#)	Option exercise price ($)	Grant date fair value of Option Awards ($)[2]
James D. Nesci	10/19/2022	570,450	11.69	2,430,117
Kelly Pecoraro	10/19/2022	177,000	11.69	754,020
Jason Goldberg	10/19/2022	108,000	11.69	460,080
Elizabeth Miller	10/19/2022	108,000	11.69	460,080

(1) Stock options vest ratably for seven years commencing on October 19, 2023 and are subject to forfeiture until vested.
(2) The grant date fair value of stock option awards is equal to the number of options multiplied by a fair value of $4.26, as computed using the Black-Scholes option pricing model.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows information regarding all unvested equity awards held by our NEOs on December 31, 2022. No equity awards were made to the NEOs in 2021.

Outstanding Equity Awards at Fiscal Year-End					
		Option Awards			
Name	Grant Date	Number of securities underlying unexercised options (exercisable) (#)	Number of securities underlying unexercised options (unexercisable) (#)	Option exercise price ($)	Option expiration date[2]
James D. Nesci	10/19/2022	—	570,450	11.69	10/19/2032
Kelly Pecoraro	10/19/2022	—	177,000	11.69	10/19/2032
Jason Goldberg	10/19/2022	—	108,000	11.69	10/19/2032
Elizabeth Miller	10/19/2022	—	108,000	11.69	10/19/2032

(1) Stock options vest ratably for seven years commencing on October 19, 2023 and are subject to forfeiture until vested.
(2) Stock options expire, if unexercised, 10 years from grant date.

Directors' Compensation

ANNUAL BOARD RETAINER

Currently, each person who serves as a director of Blue Foundry Bancorp also serves as a director of Blue Foundry Bank.

Directors currently receive a base annual retainer of $51,000. The Chairperson of the Board receives an additional annual retainer of $15,000. These retainers are for service on both the Bancorp and Bank Boards pursuant to an expense allocation agreement.

BOARD COMMITTEE AND COMMITTEE CHAIR RETAINERS

Committee compensation is detailed below:

	Audit	Nomination and Governance	Compensation	Enterprise Risk
Committee Member	$10,500	$ 6,000	$ 7,000	$ 6,000
Committee Chair	20,000	11,500	12,000	13,500

DIRECTOR EQUITY AWARDS

At the 2022 Annual Meeting, shareholders approved the 2022 Equity Plan, which specifically provided for a grant to each non-employee director of 42,783 shares of restricted stock and 106,959 options. The awards to directors vest in equal annual installments over a period of five years from the date of grant, subject to continued service.

DIRECTOR EMERITUS PLAN

As a mutual institution, in 2007 Blue Foundry Bank entered into a Restated Director Retirement Plan with each of directors Ely and Grimbilas. In June 2022 Blue Foundry Bank and Messrs. Ely and Grimbilas amended and froze the plans so that there will be no further benefit accruals. As amended, at the later of the director's separation of service as a director or attaining age 70, Messrs. Ely and Grimbilas (having satisfied the ten years of service requirement under the plans) will receive a monthly benefit equal to $3,643.84 and $4,038.67, respectively, which was the value of the accrued benefit under the plans as of the date that the plans were frozen. The benefit will be paid for the greater of the director's life or five years, provided, however, that if the director dies within five years of terminating service with the board of directors, his beneficiary will continue to receive the monthly payments until the end of the five-year period. Each director will be entitled to the same benefit if he terminates service on account of becoming disabled if he has completed ten years of continuous service.

DIRECTOR RETIREMENT PLAN II

As a mutual institution, in 2018 Blue Foundry Bank also established the Boiling Springs Savings Bank Director Retirement Plan II (the "Director Retirement Plan") for eligible directors (i.e., a "participant") who are not covered under the Director Emeritus Plan. All current directors, other than directors Ely, Grimbilas, and Jobes, participate in the Director Retirement Plan. In June 2022, Blue Foundry Bank amended and froze the plan so that there will be no further benefit accruals under the plan and to provide that no new directors will participate. Under the Director Retirement Plan, as amended, a participant who terminates service after completing ten consecutive years of service will receive an annual benefit based on the value of the accrued benefit under the plan as of the date the plan was frozen. The annual benefit amounts range from $942 to $17,767. The benefits will be paid in substantially monthly installments, for ten years. Following a participant's separation from service, Blue Foundry Bank will begin making the payments to the participant on the first business day of the month following the later of (i) the day the participant attains age 70 or (ii) the date of the participant's separation from service. Each participant is entitled to the same level of benefit upon death or disability or upon a termination of service within 24 months following a change in control of Blue Foundry Bank; provided that the benefits paid upon the death of the participant while in service and in connection with a change in control will be paid in a lump sum. Benefits paid upon the participant's death or disability will be paid the first day of the month following the later of (i) the day the participant attains age 70 or (ii) the date that is ten years from the date the participant first became a member of the board of directors. The change in control benefit is paid within 30 days of the participant's termination from service following a change in control.

DIRECTOR COMPENSATION TABLE

The total 2022 compensation of our non-employee directors is shown in the following table. The 2022 Equity Plan approved by the shareholders at the 2022 Annual Meeting specifically provided for a one-time grant to each non-employee director of 42,783 shares of restricted stock and 106,959 options to purchase shares of common stock, each of which award vests over a five year period, all of which were unvested and outstanding at December 31, 2022. The aggregate grant date fair market value of these awards that vest over five years are included in the table below as compensation for 2022.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Option Awards[2]	All Other Compensation[3]	Total
Kenneth Grimbilas	$95,500	$493,716	$406,444	$1,298	$996,958
J. Christopher Ely	78,000	493,716	406,444	—	978,160
Jonathan M. Shaw	75,500	493,716	406,444	—	975,660
Mirella Lang	67,500	493,716	406,444	—	967,660
Margaret Letsche	64,000	493,716	406,444	—	964,160
Patrick H. Kinzler	75,000	493,716	406,444	—	975,160
Robert T. Goldstein	69,000	493,716	406,444	—	969,160

(1) The amounts shown represent the aggregate grant date fair value of time-vesting restricted stock awards, that vest ratably over five years, made to each non-employee director and computed in accordance with FASB ASC Topic 718.
(2) The amounts shown represent the aggregate grant date fair value of time-vesting stock options, that vest ratably over five years, made to each non-employee director and computed in accordance with FASB ASC Topic 718. The exercise price of each option is $11.54.
(3) Represents payments of medical premiums on behalf of Mr. Grimbilas.

Ratification of Appointment of Independent Registered Public Accounting Firm

Blue Foundry Bancorp's independent registered public accounting firm for the year ended December 31, 2022 was KPMG LLP, ("KPMG"). The Audit Committee has re-appointed KPMG to continue as the independent registered public accounting firm for Blue Foundry Bancorp for the year ending December 31, 2023. At the annual meeting, shareholders will consider and vote on the ratification of the Audit Committee's engagement of KPMG for the year ending December 31, 2023. A representative of KPMG is expected to be available during the annual meeting and may respond to appropriate questions and make a statement if he or she so desires.

The Board of Directors is submitting the appointment of the independent registered public accounting firm to the shareholders for ratification as a matter of good corporate practice. Even if the engagement of KPMG is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of Blue Foundry Bancorp and its shareholders.

The Company's consolidated financial statements for the fiscal year ended December 31, 2021 were audited by Crowe LLP ("Crowe"). On April 7, 2022, the Company notified Crowe of its dismissal as the Company's independent registered public accounting firm. The decision to dismiss Crowe was approved by the Audit Committee of the Company's Board of Directors. The dismissal was not related to any disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of Crowe on the consolidated financial statements of the Company for the past fiscal year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal year ended December 31, 2021 and the subsequent interim period from January 1, 2022 through April 7, 2022: (i) there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to Crowe's satisfaction, would have caused Crowe to make reference to the subject matter of the disagreement in connection with its reports, and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission (the "SEC").

Set forth below is certain information concerning aggregate fees for professional services rendered by KPMG and Crowe during fiscal years 2022 and 2021, respectively.

Audit Fees. The aggregate fees billed to the Company for professional services rendered for the audit of the Company's annual consolidated financial statements, review of the consolidated financial statements included in the Company's annual report on Form 10-K and services that are normally provided in connection with statutory and regulatory filings and engagements by KPMG during fiscal 2022 totaled $767,000 and by Crowe during fiscal 2021 totaled $743,000.

Audit Related Fees. Aggregate fees billed to the Company by Crowe for assurance and related services rendered that are reasonably related to the performance of the audit of and review of the consolidated financial statements during fiscal 2022 totaled $21,000. and none for 2021, respectively. There were no aggregate fees billed to the Company by KPMG during fiscal 2022 and 2021 for such services.

Tax Fees. The were no aggregate fees billed to the Company by KPMG and Crowe for professional services rendered for tax compliance during fiscal 2022 and 20210, respectively.

Other Fees. There were no aggregate fees billed to the Company by KPMG for other professional services rendered during fiscal 2022 and 2021. The aggregate fees billed to the Company by Crowe for other professional services rendered during fiscal 2022 and 2021 were none and $25,000, respectively.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accountants. The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accountants. These services may include audit services, audit-related services, tax services and other services. Pre-approval is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chair when necessary, with subsequent reporting to the Audit Committee. The independent registered public accountants and management are required to report to the Audit Committee quarterly regarding the extent of services provided by the independent registered public accountants in accordance with this pre-approval policy, and the fees for the services performed to date.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE "**FOR**" THE RATIFICATION OF KPMG AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2023.

Approval of the Merger Agreement with the Company's Wholly Owned Subsidiary for the Purpose of Restating the Certificate of Incorporation to Declassify the Board of Directors and Eliminate Supermajority Voting Requirements to Amend the Certificate of Incorporation and Bylaws

OVERVIEW

The Board has approved and is recommending that shareholders approve a merger agreement with the Company's newly formed, wholly owned subsidiary, BF Subsidiary, Inc. (the "Merger Agreement") for the sole purpose of restating our Certificate of Incorporation (the "Certificate of Incorporation") in order to declassify the board of directors and eliminate supermajority voting provisions to amend the Certificate of Incorporation and Bylaws of the Company.

PLAN OF MERGER

The Company will be merged with and into BF Subsidiary, Inc. pursuant to the Agreement and Plan of Merger by and between Blue Foundry Bancorp and BF Subsidiary, Inc., dated March 23, 2023, which is attached as Appendix A to this Proxy Statement. Upon the completion of the merger, the Company will be the surviving corporation. BF Subsidiary, Inc.'s Certificate of Incorporation will be the Certificate of Incorporation of the surviving corporation. The Company's Bylaws will remain the Bylaws of the surviving corporation. BF Subsidiary, Inc.'s Certificate of Incorporation is attached as Appendix B to this Proxy Statement.

Delaware General Corporation Law generally does not provide appraisal rights for shareholders in the case of a merger where the shares of a company's common stock are listed on a national securities exchange. The Company's common stock is listed on the Nasdaq stock market, therefore the merger will not give rise to any appraisal rights for the Company's shareholders.

The discussion contained in this Proxy Statement regarding this Proposal 3 is qualified in its entirety by reference to Appendix A and Appendix B to this Proxy Statement, which should be read in their entirety.

Declassification of the Board of Directors

Paragraph A of ARTICLE SIXTH of the Certificate of Incorporation of BF Subsidiary, Inc., which will become the Certificate of Incorporation of the Company as the surviving company in the merger (the "Restated Certificate of Incorporation"), provides for the phased-in elimination of the Company's classified board of directors. Currently, directors of the Company are elected for staggered terms of three years. If the Merger Agreement is approved, at the 2024, 2025 and 2026 Annual Meetings of Shareholders, the successors of the directors whose terms expire at each of those meetings, respectively, will be elected for a term expiring at the 2027 Annual Meeting of Shareholders. Beginning with the 2027 Annual Meeting of Shareholders and at each Annual Meeting of Shareholders thereafter, all directors will be elected for terms expiring at the next Annual Meeting of Shareholders. In all cases, each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

Elimination of Supermajority Voting Provisions

Currently, the affirmative vote of the holders of at least 85% of the shares entitled to vote generally in the election of directors is required to amend or repeal the following sections of the Company's Certificate of Incorporation: (i) the section limiting voting on stock owned in excess of 10% of the outstanding shares of the Company (Section C of Article FOURTH); (ii) sections providing for no cumulative voting in the election of directors, no shareholder action by unanimous written consent and that a special meeting may only be called by the board (Sections B, C and D of Article FIFTH); (ii) the Article regarding the number, classes, nomination, appointment and removal of directors (Article SIXTH); (iii) the Article regarding amendments to the Bylaws (Article SEVENTH); (iv) the exclusive forum provision (Article ELEVENTH); and (v) the Article regarding amendments to the Certificate of Incorporation (Article TWELFTH).

Additionally, pursuant to Article SEVENTH of the Company's current Certificate of Incorporation, the affirmative vote of the holders of at least 80% of the shares entitled to vote generally in the election of directors is required to amend or repeal any sections of the Company's Bylaws.

If the Merger Agreement is approved by shareholders, the Restated Certificate of Incorporation, which will become the Certificate of Incorporation of the Company upon completion of the merger, will not include the 85% supermajority vote requirements set forth in Article TWELFTH to amend the Certificate of Incorporation or the 80% supermajority vote requirement set forth in Article SEVENTH of the Company's Certificate of Incorporation to amend the Bylaws. Under the Restated Certificate of Incorporation, the vote requirement for shareholders to amend the Company's Certificate of Incorporation will revert to the default standard under Delaware General Corporation Law – a majority of the shares outstanding and entitled to vote on the matter, and the vote requirement for shareholders to amend or repeal the Bylaws will also be a majority of the shares outstanding and entitled to vote.

Reasons for the Proposal

As a newly public company, the Board determined that the continuation of a classified board structure was important to support the Company's stability and oversight during the initial period following its public offering in July 2021. In 2022, the Board approved a plan to phase in the declassification of the Board so that by the 2027 Annual Meeting of Shareholders, a period of five (5) annual meetings following the 2021 initial public offering, all directors would be elected for one-year terms. In evaluating whether to declassify the Board, the Board considered that the general purposes of the classified board are to promote stability and continuity in the work of the Board, enhance the independence of non-management directors, and provide the Board with a greater opportunity to protect the interests of shareholders in the event of an unsolicited takeover offer. The Board also considered the corporate governance trend towards annual election of directors, as well as the view of many corporate governance experts and institutional shareholders that a classified board has the effect of insulating directors from a corporation's shareholders. In addition, the Board viewed the removal of the supermajority provisions from the Company's Certificate of Incorporation specifically discussed above as providing customary flexibility to amend the Company's governing documents in the future.

Treatment of Common Stock

At and after the effective time of the merger to restate our Certificate of Incorporation, each share of the Company's common stock issued and outstanding immediately prior to the effective time will remain an issued and outstanding share of common stock of Company and will not be affected by the merger.

Each share of BF Subsidiary, Inc. common stock that is issued and outstanding immediately prior to the effective time of the merger will, as a result of the merger, automatically be cancelled and retired for no consideration and will cease to exist.

Vote Required

For the Merger Agreement to become effective it must receive the affirmative vote of at least a majority of the outstanding shares entitled to vote on the Merger Agreement. Broker non-votes and abstentions will have the same effect as votes against the Merger Agreement.

Effect of Not Obtaining the Required Vote for Approval

If the Merger Agreement is not approved by the Company's shareholders, the merger will not be consummated. The present classification of the Board of Directors will continue, and the Company's Certificate of Incorporation will remain in effect.

Anticipated Effective Time

If the Merger Agreement is approved by the Company's shareholders, it is anticipated that the Company will file the necessary documents with the Delaware Secretary of State to complete the merger to restate our Certificate of Incorporation as soon thereafter as is practicable.

 **OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT**

Proposals and Nominations

Bylaw Provisions Regarding Stockholder Proposals and Nominations. The Company's Bylaws generally provide that any shareholder desiring to make a proposal for new business at a meeting of shareholders or to nominate one or more candidates for election as directors at a meeting of shareholders must have given timely notice thereof in writing to the Secretary of the Company. The Secretary must receive such written notice no less than 120 days prior to the anniversary date of the Company's proxy materials for the prior year's annual meeting. Based on the April 12, 2023 date of this Proxy Statement, the notice with respect to the 2024 annual meeting of shareholders will be required to be provided to the Company by December 14, 2023.

The notice with respect to shareholder proposals that are not nominations for director must set forth as to each matter such shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interests in such business of such shareholder and any beneficial owner; (ii) the name and address of such shareholder as they appear on our books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class and number of shares of our capital stock which are owned beneficially or of record by such shareholder and such beneficial owner; and (iv) a representation as to whether such shareholder intends to deliver a proxy statement and form of proxy to shareholders who in the aggregate own enough shares to legally carry the proposal.

The notice with respect to director nominations must include: (a) as to each person whom the shareholder proposes to nominate for election as a director, such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, or any successor rule or regulation and a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (b) as to the shareholder giving the notice: (i) the name and address of such shareholder as they appear on our books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class and number of shares of our capital stock which are owned beneficially or of record by such shareholder and such beneficial owner; and (iii) a representation as to whether such shareholder intends to deliver a proxy statement and form of proxy to shareholders who in the aggregate own a sufficient number of shares to elect such nominee.

Failure to comply with these advance notice requirements will preclude such new business or nominations from being considered at the meeting.

Nothing in this proxy statement shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any shareholder proposal or nomination that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal or nomination is received.

Requirement for Stockholder Proposal to be Included in 2024 Proxy Statement. Generally, in order to be eligible for inclusion in the proxy materials for an annual meeting of shareholders, any shareholder proposal submitted pursuant to SEC Rule 14a-8 must be received at Blue Foundry Bancorp's executive office, 19 Park Avenue, Rutherford, New Jersey 07070, no later than 120 days prior to the anniversary date of the Company's proxy materials relating to the prior year's annual meeting. Any proposals of shareholders intended to be submitted at the 2024 Annual Meeting of Shareholders under SEC Rule 14a-8 must be no later than December 14, 2023 in order to be considered for inclusion in the proxy statement and form of proxy for such meeting. Any such proposals will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

Stockholder Solicitation of Proxies in Support of Nominees Other Than Company Nominees. In addition to satisfying the provisions in our Bylaws regarding nominations of director candidates, including the deadline for written notices, a shareholder intending to engage in a director election contest at next year's annual meeting must give the Company notice of their intent to solicit proxies by providing the names of its nominees and certain other information required by SEC Rule 14a-19 60 days before the anniversary of the prior year's annual meeting. This deadline is March 20, 2024. Notice should be provided to our executive office, 19 Park Avenue, Rutherford, New Jersey 07070. Any such notice and solicitation will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

J. Christopher Ely and Robert T. Goldstein, the two directors recommended by your Board for election at the annual meeting, are reflected on the **WHITE** proxy card accompanying this Proxy Statement, which is being used by the Company to solicit votes for the election of the nominees recommended by the Board.

The Company's Board of Directors strongly opposes the Seidman Group's proxy solicitation and urges you not to vote for Ms. Corrou or Mr. Vanaria, the nominees of the Seidman Group, and not to sign or return any blue proxy card sent to you by the Seidman Group. Even voting to **WITHHOLD** a vote on Ms. Corrou and/or Mr. Vanaria, the nominees of the Seidman Group, by signing and returning the blue proxy card could invalidate any vote a shareholder may want to make **FOR** the nominees recommended by the Board. Instead, shareholders wanting to support nominees recommended by your Board should sign and return ONLY the **WHITE** proxy card.

Other Matters

The Board of Directors is not aware of any business to come before the annual meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the annual meeting, it is intended that the Board of Directors, as holders of the proxies, will act as determined by a majority vote.

Miscellaneous

A copy of Blue Foundry Bancorp's annual report on Form 10-K for the year ended December 31, 2022 will be furnished without charge to shareholders as of the record date upon written request to the Corporate Secretary, 19 Park Avenue, Rutherford, New Jersey 07070 (regular mail), or 19 Park Avenue, Rutherford, New Jersey 07070 (overnight delivery) or by calling (201) 939-5000.

Important Notice Regarding the Availability of Proxy Materials

Blue Foundry Bancorp's Proxy Statement, including the Notice of the Annual Meeting of Shareholders, and the 2022 Annual Report on Form 10-K are each available on the Internet at www.virtualshareholdermeeting.com/BLFY2023.

By Order of the Board of Directors

Elyse D. Beidner

Elyse D. Beidner
Corporate Secretary

Rutherford, New Jersey
April 12, 2023

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Appendix A

AGREEMENT AND PLAN OF MERGER
OF
BF SUBSIDIARY, INC.
WITH AND INTO
BLUE FOUNDRY BANCORP

AGREEMENT AND PLAN OF MERGER, dated as of March 23, 2023 (this "Agreement"), by and between Blue Foundry Bancorp, a Delaware corporation, and BF Subsidiary, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Blue Foundry Bancorp ("BF Subsidiary").

WHEREAS, Blue Foundry Bancorp is the sole holder of all of the issued and outstanding capital stock of BF Subsidiary; and

WHEREAS, the parties hereto intend to effect the merger of BF Subsidiary with and into Blue Foundry Bancorp (the "Merger"), so that Blue Foundry Bancorp is the surviving entity in the Merger (hereinafter sometimes referred to in such capacity as the "Surviving Corporation"), and the certificate of incorporation of BF Subsidiary as in effect immediately prior to the Merger Effective Time shall be the certificate of incorporation of the Surviving Corporation.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
NAMES OF CORPORATIONS

Section 1.1 *Name of Corporation to be Merged*. The name of the corporation to be merged is BF Subsidiary Bancorp, Inc., a Delaware corporation. The name under which such corporation was formed is BF Subsidiary, Inc.

Section 1.2 *Name of Surviving Corporation*. The name of the surviving corporation is Blue Foundry Bancorp, a Delaware corporation. The name under which such corporation was formed is Blue Foundry Bancorp.

ARTICLE II
OUTSTANDING SHARES OF THE CONSTITUENT CORPORATIONS

Section 2.1 *Designation and Number of Outstanding Shares of the Corporation to Be Merged*. As of the date hereof, the authorized capital stock of the BF Subsidiary consists of 100 shares of common stock, par value $0.01 per share (the "BF Subsidiary Common Stock"), all of which are issued and outstanding and owned by Blue Foundry Bancorp.

Section 2.2 *Designation and Number of Outstanding Shares of the Surviving Corporation*. As of the date hereof, the authorized capital stock of Blue Foundry Bancorp consists of 80,000,000 shares of capital stock, consisting of 70,000,000 shares of common stock, par value $0.01 per share ("Blue Foundry Bancorp Common Stock"), which is the only class of shares of Blue Foundry Bancorp generally entitled to vote on the election of directors, and 10,000,000 shares of preferred stock, par value $0.01 per share ("Blue Foundry Bancorp Preferred Stock"). As of the date hereof, there were 28,522,500 shares of Blue Foundry Bancorp Common Stock outstanding and no shares of Blue Foundry Bancorp Preferred Stock outstanding.

ARTICLE III
TERMS AND CONDITIONS OF THE MERGER

Section 3.1 *General*. On the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time (as defined below), BF Subsidiary shall be merged with and into Blue Foundry Bancorp in accordance with Section 251 of the

Delaware General Corporation Law (the "DGCL"). Blue Foundry Bancorp shall be the surviving entity in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of BF Subsidiary shall terminate.

Section 3.2   *Merger Effective Time*. Blue Foundry Bancorp and BF Subsidiary shall cause to be filed a certificate of merger with the Secretary of State of Delaware (the "Merger Certificate"). The Merger shall become effective as of the date and time specified in the Merger Certificate in accordance with the relevant provisions of Section 251 of the DGCL, as applicable, or at such other date and time as shall be provided by applicable law (such date and time hereinafter referred to as the "Merger Effective Time").

Section 3.3   *Effects of the Merger*. At and after the Merger Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and this Agreement.

Section 3.4   *Cancellation of BF Subsidiary Stock*. Each share of BF Subsidiary Common Stock, as well as each share of any other class or series of capital stock of BF Subsidiary, in each case that is issued and outstanding immediately prior to the Merger Effective Time, shall, at the Merger Effective Time, solely by virtue and as a result of the Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

Section 3.5   *Blue Foundry Bancorp Stock*. At and after the Merger Effective Time, each share of Blue Foundry Bancorp Common Stock issued and outstanding immediately prior to the Merger Effective Time shall remain an issued and outstanding share of common stock of Blue Foundry Bancorp and shall not be affected by the Merger.

Section 3.6   *Certificate of Incorporation of the Surviving Corporation*. At the Merger Effective Time, the certificate of incorporation of BF Subsidiary, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

Section 3.7   *Bylaws of the Surviving Corporation*. At the Merger Effective Time, the bylaws of Blue Foundry Bancorp as in effect immediately prior to the Merger Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

Section 3.8   *Directors and Officers of the Surviving Corporation*. The directors and officers of Blue Foundry Bancorp as of immediately prior to the Merger Effective Time shall, at and after the Merger Effective Time, be the directors and officers, respectively, of the Surviving Corporation, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1   *Conditions to Each Party's Obligation to Effect the Merger*. The respective obligations of the Blue Foundry Bancorp and BF Subsidiary to effect the Merger shall be subject to the satisfaction or written waiver (subject to applicable law) of the following conditions prior to the Merger Effective Time:

(a)   All material approvals, consents and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Merger shall have been obtained or made and shall be in full force and effect, and all statutory waiting periods required by law shall have expired or been terminated; and

(b)   No jurisdiction, court of competent jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered into any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal the consummation of the Merger.

(c)   The approval of this Agreement, in accordance with Delaware law, by the stockholders of Blue Foundry Bancorp and the approval of this Agreement by Blue Foundry Bancorp in its capacity as sole stockholder of BF Subsidiary.

ARTICLE V
TERMINATION AND AGREEMENT

Section 5.1 *Termination*. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time by mutual written consent of the Board of Directors of each of Blue Foundry Bancorp and BF Subsidiary. In the event of the termination of this Agreement as provided in this Section 5.1, this Agreement shall forthwith become void and have no effect, and none of Blue Foundry Bancorp or BF Subsidiary, any of their respective affiliates or any of the officers or directors of any of them shall have any liability or obligation of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

Section 5.2 *Amendment*. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI
GENERAL PROVISIONS

Section 6.1 *Representations and Warranties*. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and (assuming due authorization, execution and delivery by the other party) constitutes a valid and binding obligation of such party, enforceable against it in accordance with the terms hereof (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies).

Section 6.2 *Nonsurvival of Agreements*. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time or the termination of this Agreement as provided in Section 5.1.

Section 6.3 *Interpretation*. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including," are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The word "or" shall not be exclusive. References to "the date hereof" shall mean the date of this Agreement.

Section 6.4 *Counterparts*. This Agreement may be executed in counterparts (including by .pdf), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

Section 6.5 *Entire Agreement*. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 6.6 *Governing Law*. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed wholly within the State of Delaware, without regard to any applicable conflicts of law principles.

Section 6.7 *Assignment*. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void.

[*Signature pages follow*]

IN WITNESS WHEREOF, Blue Foundry Bancorp and BF Subsidiary have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BLUE FOUNDRY BANCORP

By: /s/ James D. Nesci
_____

    Name: James D. Nesci
    Title: President and Chief Executive Officer

BF SUBSIDIARY, INC.

By: /s/ James D. Nesci
_____

    Name: James D. Nesci
    Title: President and Chief Executive Officer

[*Signature Page to Merger Agreement*]

BF SUBSIDIARY, INC.

CERTIFICATE OF INCORPORATION

FIRST: The name of the Corporation is BF Subsidiary, Inc. (hereinafter referred to as the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle. The name of the registered agent at that address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH:

A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Eighty Million (80,000,000) consisting of:

    1. Seventy million (70,000,000) shares of Common Stock, par value one cent ($0.01) per share (the "Common Stock"); and

    2. Ten Million (10,000,000) shares of Preferred Stock, par value one cent ($0.01) per share (the "Preferred Stock").

B. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

C. 1. Notwithstanding any other provision of this Certificate of Incorporation, in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of Common Stock (the "Limit"), be entitled to vote, or permitted to cast any vote in respect of the shares held in excess of the Limit, except that such restriction and all restrictions set forth in this subsection "C" shall not apply to any tax qualified employee stock benefit plan established by the Corporation, which shall be able to vote in respect to shares held in excess of the Limit. The number of votes which may be cast by any record owner by virtue of the provisions hereof in respect of Common Stock beneficially owned by such person owning shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Common Stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit.

    2. The following definitions shall apply to this Section C of this Article FOURTH:

        (a) "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date of filing of this Certificate of Incorporation.

        (b) "Beneficial ownership" shall be determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 (or any successor rule or statutory provision), or, if said Rule 13d-3 shall be rescinded and there shall be no successor rule or statutory provision thereto, pursuant to said Rule 13d-3 as in effect on the date of filing of this Certificate of Incorporation; provided, however, that a person shall, in any event, also be deemed the "beneficial owner" of any Common Stock:

(1)   which such person or any of its affiliates beneficially owns, directly or indirectly; or

(2)   which such person or any of its affiliates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding (but shall not be deemed to be the beneficial owner of any voting shares solely by reason of an agreement, contract, or other arrangement with this Corporation to effect any transaction which is described in any one or more of clauses of Article EIGHTH) or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise, or (ii) sole or shared voting or investment power with respect thereto pursuant to any agreement, arrangement, understanding, relationship or otherwise (but shall not be deemed to be the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, pursuant to a public solicitation of proxies for such meeting, with respect to shares of which neither such person nor any such affiliate is otherwise deemed the beneficial owner); or

(3)   which are beneficially owned, directly or indirectly, by any other person with which such first mentioned person or any of its affiliates acts as a partnership, limited partnership, syndicate or other group pursuant to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of this Corporation; and provided further, however, that (1) no Director or Officer of this Corporation (or any affiliate of any such Director or Officer) shall, solely by reason of any or all of such Directors or Officers acting in their capacities as such, be deemed, for any purposes hereof, to beneficially own any Common Stock beneficially owned by another such Director or Officer (or any affiliate thereof), and (2) neither any employee stock ownership plan or similar plan of this Corporation or any subsidiary of this Corporation, nor any trustee with respect thereto or any affiliate of such trustee (solely by reason of such capacity as trustee), shall be deemed, for any purposes hereof, to beneficially own any Common Stock held under any such plan. For purposes of computing the percentage beneficial ownership of Common Stock of a person, the outstanding Common Stock shall include shares deemed owned by such person through application of this subsection but shall not include any other Common Stock which may be issuable by this Corporation pursuant to any agreement, or upon exercise of conversion rights, warrants, options, or otherwise. For all other purposes, the outstanding Common Stock shall include only Common Stock then outstanding and shall not include any Common Stock which may be issuable by this Corporation pursuant to any agreement, or upon the exercise of conversion rights, warrants, options, or otherwise.

(c)   A "person" shall include an individual, firm, a group acting in concert, a corporation, a partnership, an association, a joint venture, a pool, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities or any other entity.

3. The Board of Directors shall have the power to construe and apply the provisions of this section and to make all determinations necessary or desirable to implement such provisions, including but not limited to matters with respect to (i) the number of shares of Common Stock beneficially owned by any person, (ii) whether a person is an affiliate of another, (iii) whether a person has an agreement, arrangement, or understanding with another as to the matters referred to in the definition of beneficial ownership, (iv) the application of any other definition or operative provision of the section to the given facts, or (v) any other matter relating to the applicability or effect of this section.

4. The Board of Directors shall have the right to demand that any person who is reasonably believed to beneficially own Common Stock in excess of the Limit (or holds of record Common Stock beneficially owned by any person in excess of the Limit) supply the Corporation with complete information as to (i) the record owner(s) of all shares beneficially owned by such person who is reasonably believed to own shares in excess of the Limit, (ii) any other factual matter relating to the applicability or effect of this section as may reasonably be requested of such person.

5. Any constructions, applications, or determinations made by the Board of Directors pursuant to this section in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its stockholders.

6. In the event any provision (or portion thereof) of this section shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this section shall remain in full force and effect, and shall be

construed as if such invalid, prohibited or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of this Corporation and its stockholders that such remaining provision (or portion thereof) of this section remain, to the fullest extent permitted by law, applicable and enforceable as to all stockholders, including stockholders owning an amount of stock in excess of the Limit, notwithstanding any such finding.

D. Except as otherwise provided by law or expressly provided in this section, the presence, in person or by proxy, of the holders of record of shares of capital stock of the Corporation entitling the holders thereof to cast a majority of the votes (after giving effect, if required, to the provisions of this section) entitled to be cast by the holders of shares of capital stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the stockholders, and every reference in this Certificate of Incorporation to a proportion of capital stock (or the holders thereof) for purposes of determining any quorum requirement or any requirement for stockholder consent or approval shall be deemed to refer to such proportion of the votes (or the holders thereof) then entitled to be cast in respect of such capital stock, after giving effect to the provisions of this section.

E. Subject to the provisions of law and the rights of the holders of the Preferred Stock and any other class or series of stock having a preference as to dividends over the Common Stock then outstanding, dividends may be paid on the Common Stock at such times and in such amounts as the Board of Directors may determine. Upon the dissolution, liquidation or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them, respectively, after: (i) payment or provision for payment of the Corporation's debts and liabilities; (ii) distributions or provision for distributions in settlement of the Liquidation Account established by the Corporation, as described in F below; and (iii) distributions or provisions for distributions to holders of any class or series of stock having a preference over the Common Stock in the liquidation, dissolution or winding up of the Corporation.

F. The Corporation shall establish and maintain a liquidation account (the "Liquidation Account") for the benefit of certain Eligible Account Holders and Supplemental Eligible Account Holders as defined in the Plan of Conversion of Blue Foundry, MHC (as may be amended from time to time, the "Plan of Conversion"). In the event of a complete liquidation involving (i) the Corporation or (ii) Blue Foundry Bank, a New Jersey chartered savings bank that will be a wholly-owned subsidiary of the Corporation, the Corporation must comply with the regulations of the Board of Governors of the Federal Reserve System and the provisions of the Plan of Conversion with respect to the amount and priorities of each Eligible Account Holder's and Supplemental Eligible Account Holder's interests in the Liquidation Account. The interest of an Eligible Account Holder or Supplemental Eligible Account Holder in the Liquidation Account does not entitle such account holders to voting rights.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its Directors and stockholders:

A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the Directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B. The Directors of the Corporation need not be elected by written ballot unless the Bylaws so provide. Stockholders may not cumulate their votes for election of directors.

C. Subject to the rights of any class or series of Preferred Stock of the Corporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may be effected by the unanimous consent in writing by such stockholders.

D. Special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption) (the "Whole Board").

SIXTH:

A. The number of Directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. At the annual meeting of stockholders that is held in calendar 2024, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the annual meeting of stockholders that is to be held in calendar year 2027 and until such directors' successors shall have been elected and qualified. At the annual meeting of stockholders that is held in calendar 2025, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the annual meeting of stockholders that is to be held in calendar year 2027 and until such directors' successors shall have been elected and qualified. At the annual meeting of stockholders that is held in calendar 2026, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the annual meeting of stockholders that is held in calendar year 2027 and until such directors' successors shall have been elected and qualified. At each annual meeting of stockholders thereafter, all directors shall be elected for terms expiring at the next annual meeting of stockholders and until such directors' successors shall have been elected and qualified. Directors shall be elected by a plurality of the shares present in person or represented by proxy and entitled to vote in the elections of directors (unless otherwise required by law, regulation, the bylaws or by the listing standards of any stock exchange on which the Common Stock is then traded).

B. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the Directors then in office, though less than a quorum, and Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

C. Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

D. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any Director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors (after giving effect to the provisions of Article FOURTH of this Certificate of Incorporation ("Article FOURTH")), voting together as a single class.

SEVENTH: The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation in the manner prescribed by the laws of the State of Delaware by a majority vote of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors (after giving effect to the provisions of Article FOURTH).

EIGHTH: The Board of Directors of the Corporation, when evaluating any offer of another Person (as defined in Article FOURTH hereof) to (A) make a tender or exchange offer for any equity security of the Corporation, (B) merge or consolidate the Corporation with another corporation or entity or (C) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, may, in connection with the exercise of its judgment in determining what is in the best interest of the Corporation and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of such offer on: the Corporation's present and future customers and employees and those of its subsidiaries; the communities in which the Corporation and its Subsidiaries operate or are located; the ability of the Corporation to fulfill its corporate objectives as a bank holding company; and the ability of its subsidiary bank to fulfill the objectives under applicable statutes and regulations.

NINTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article NINTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan), indemnification shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article NINTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

C. If a claim under Section A or B of this Article NINTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee also shall be entitled to be paid the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article NINTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors, or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article NINTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

TENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

ELEVENTH:

A. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the state of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ELEVENTH.

B. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ELEVENTH.

TWELFTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

THIRTEENTH: The name and mailing address of the sole incorporator is as follows:

Name	Mailing Address
John J. Gorman	5335 Wisconsin Avenue, N.W. Suite 780 Washington, D.C. 20015

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, do certify that the facts herein stated are true, and accordingly, have hereto set my hand this 23rd day of March, 2023.

/s/ John J. Gorman
_____

John J. Gorman
Incorporator

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Appendix C

ADDITIONAL INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

Under applicable SEC rules and regulations, members of the Board, the Board's nominees and certain officers and other employees of the Company are "participants" with respect to the proxy solicitation in connection with the annual meeting. The following sets forth certain information about such persons (the "Participants").

Directors and Director Nominees

The names and present principal occupation of our directors and director nominees, each a Participant, are set forth below. The business address for our current directors and director nominees is c/o Blue Foundry Bancorp, 19 Park Avenue, Rutherford, New Jersey 07070.

Name	Present Principal Occupation
J. Christopher Ely	President of One Madison Management Corp.
Robert T. Goldstein	Director of Business Development at Astorino Financial Group, Inc.
Kenneth Grimbilas	Chief Executive Officer of Tornqvist, Inc.
Elizabeth Varki Jobes, Esq.	Senior Vice President and Global Chief Compliance Officer of Amryt Pharmaceuticals
Patrick H. Kinzler	Managing Principal at HLW International LLP
Mirella Lang	Managing Director of AQR's Business Development team
Margaret Letsche	Retired Executive Director of 55 Kip Center
James D. Nesci	President and Chief Executive Officer of Blue Foundry Bancorp and Blue Foundry Bank
Jonathan M. Shaw	Owner of Salon Development Corp

Officers and Employees

Executive officers and employees of the Company who are Participants, except for Mr. Nesci, are listed below. The business address for each is c/o Blue Foundry Bancorp, 19 Park Avenue, Rutherford, New Jersey 07070. Their present principal occupations are stated below, other than Mr. Nesci's, which is stated above.

Name	Present Principal Occupation
Kelly Pecoraro	Executive Vice President and Chief Financial Officer
Jason Goldberg	Executive Vice President and Chief Lending Officer
Elizabeth Miller	Executive Vice President and Chief Retail Officer
Elyse D. Beidner	Executive Vice President and Chief Legal Officer
Alex Malkiman	Executive Vice President and Chief Technology Officer
Thomas Packwood	Senior Vice President and Chief Audit Executive
Acela Roselle	Executive Vice President and Human Resources Director
Robert Rowe	Executive Vice President and Chief Risk Officer

Information Regarding Ownership of the Company's Securities by Participants

The number of the Company's securities beneficially owned by the Participants as of March 21, 2023 is set forth in the section entitled "Principal Shareholders and Stock Ownership of Management" in this Proxy Statement.

Information Regarding Transactions in the Company's Securities by Participants

The following table sets forth information regarding purchases and sales of the Company's securities by the Participants within the past two years. No part of the purchase price or market value of these securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Date	Title of Security	Number of Shares	Transaction
Elyse D. Beidner	03/06/2023	Common Stock	15,000	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	55,000	Grant, Award or Other Acquisition
	07/15/2021	Common Stock	20,000	IPO Purchase
J. Christopher Ely	08/26/2022	Common Stock	106,959	Grant, Award or Other Acquisition
	08/26/2022	Common Stock	42,783	Grant, Award or Other Acquisition
	07/15/2021	Common Stock	15,000	IPO Purchase
	07/15/2021	Common Stock	10,366	IPO Purchase
Jason Goldberg	03/06/2023	Common Stock	20,000	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	108,000	Grant, Award or Other Acquisition
Robert T. Goldstein	09/07/2022	Common Stock	65	Open Market Purchase
	09/07/2022	Common Stock	675	Open Market Purchase
	09/07/2022	Common Stock	421	Open Market Purchase
	09/07/2022	Common Stock	800	Open Market Purchase
	09/07/2022	Common Stock	48	Open Market Purchase
	09/07/2022	Common Stock	15	Open Market Purchase
	09/07/2022	Common Stock	476	Open Market Purchase
	09/06/2022	Common Stock	2,000	Open Market Purchase
	09/06/2022	Common Stock	1,000	Open Market Purchase
	09/02/2022	Common Stock	233	Open Market Purchase
	09/02/2022	Common Stock	200	Open Market Purchase
	09/02/2022	Common Stock	1,567	Open Market Purchase
	08/26/2022	Common Stock	106,959	Grant, Award or Other Acquisition
	08/26/2022	Common Stock	42,783	Grant, Award or Other Acquisition
	08/30/2021	Common Stock	17,500	Open Market Purchase
	07/27/2021	Common Stock	7,500	Open Market Purchase
	07/15/2021	Common Stock	2,887	IPO Purchase
Kenneth Grimbilas	08/26/2022	Common Stock	106,959	Grant, Award or Other Acquisition
	08/26/2022	Common Stock	42,783	Grant, Award or Other Acquisition
	06/17/2022	Common Stock	64	Open Market Purchase
	06/17/2022	Common Stock	2	Open Market Purchase
	06/17/2022	Common Stock	548	Open Market Purchase
	06/17/2022	Common Stock	4	Open Market Purchase
	06/17/2022	Common Stock	126	Open Market Purchase
	06/17/2022	Common Stock	1,400	Open Market Purchase
	06/17/2022	Common Stock	200	Open Market Purchase
	06/17/2022	Common Stock	300	Open Market Purchase
	06/17/2022	Common Stock	436	Open Market Purchase
	06/17/2022	Common Stock	13,985	Open Market Purchase
	07/15/2021	Common Stock	40,000	IPO Purchase

Name	Date	Title of Security	Number of Shares	Transaction
Patrick H. Kinzler	10/07/2022	Common Stock	100	Open Market Purchase
	10/03/2022	Common Stock	100	Open Market Purchase
	09/02/2022	Common Stock	1,000	Open Market Purchase
	09/02/2022	Common Stock	57	Open Market Purchase
	09/02/2022	Common Stock	122	Open Market Purchase
	09/02/2022	Common Stock	521	Open Market Purchase
	09/02/2022	Common Stock	300	Open Market Purchase
	08/26/2022	Common Stock	106,959	Grant, Award or Other Acquisition
	08/26/2022	Common Stock	42,783	Grant, Award or Other Acquisition
	08/25/2022	Common Stock	1,552	Open Market Purchase
	08/24/2022	Common Stock	2,000	Open Market Purchase
	07/29/2022	Common Stock	2,000	Open Market Purchase
	06/16/2022	Common Stock	1,000	Open Market Purchase
	05/19/2022	Common Stock	2,000	Open Market Purchase
	05/12/2022	Common Stock	2,000	Open Market Purchase
	05/10/2022	Common Stock	3,000	Open Market Purchase
	04/28/2022	Common Stock	1,700	Open Market Purchase
	04/27/2022	Common Stock	1,000	Open Market Purchase
	04/26/2022	Common Stock	2,300	Open Market Purchase
	01/21/2022	Common Stock	249	Open Market Purchase
	01/20/2022	Common Stock	1,805	Open Market Purchase
	01/19/2022	Common Stock	2,320	Open Market Purchase
	01/18/2022	Common Stock	1,579	Open Market Purchase
	01/11/2022	Common Stock	100	Open Market Purchase
	1/10/2022	Common Stock	521	Open Market Purchase
	01/06/2022	Common Stock	100	Open Market Purchase
	12/29/2021	Common Stock	126	Open Market Purchase
	12/28/2021	Common Stock	200	Open Market Purchase
	12/27/2021	Common Stock	500	Open Market Purchase
	11/30/2021	Common Stock	1,000	Open Market Purchase
	11/30/2021	Common Stock	400	Open Market Purchase
	11/29/2021	Common Stock	220	Open Market Purchase
	11/29/2021	Common Stock	424	Open Market Purchase
	11/29/2021	Common Stock	356	Open Market Purchase
	09/20/2021	Common Stock	600	Open Market Purchase
	07/15/2021	Common Stock	876	Open Market Purchase
	07/15/2021	Common Stock	3,853	Open Market Purchase
	07/15/2021	Common Stock	3,349	Open Market Purchase
Mirella Lang	08/26/2022	Common Stock	106,959	Grant, Award or Other Acquisition
	08/26/2022	Common Stock	42,783	Grant, Award or Other Acquisition
	07/16/2021	Common Stock	5,765	Open Market Purchase

Name	Date	Title of Security	Number of Shares	Transaction
Margaret Letsche	03/13/2023	Common Stock	800	Open Market Purchase
	03/13/2023	Common Stock	500	Open Market Purchase
	09/15/2022	Common Stock	1,500	Open Market Purchase
	08/26/2022	Common Stock	106,959	Grant, Award or Other Acquisition
	08/26/2022	Common Stock	42,783	Grant, Award or Other Acquisition
	05/17/2022	Common Stock	1,000	Open Market Purchase
	07/15/2021	Common Stock	19,894	IPO Purchase
Alex Malkiman	03/06/2023	Common Stock	12,500	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	68,800	Grant, Award or Other Acquisition
Elizabeth Miller	03/06/2023	Common Stock	20,000	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	108,000	Grant, Award or Other Acquisition
	05/04/2022	Common Stock	1,150	Open Market Purchase
	11/29/2021	Common Stock	1,000	Open Market Purchase
	11/02/2021	Common Stock	700	Open Market Purchase
	11/02/2021	Common Stock	1,050	Open Market Purchase
	09/15/2021	Common Stock	1,200	Open Market Purchase
	09/15/2021	Common Stock	500	Open Market Purchase
	07/15/2021	Common Stock	1,201	IPO Purchase
	07/21/2021	Common Stock	17,500	IPO Purchase
James Nesci	03/06/2023	Common Stock	114,090	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	570,450	Grant, Award or Other Acquisition
	05/12/2022	Common Stock	500	Open Market Purchase
	04/29/2022	Common Stock	100	Open Market Purchase
	04/29/2022	Common Stock	100	Open Market Purchase
	04/29/2022	Common Stock	100	Open Market Purchase
	04/29/2022	Common Stock	500	Open Market Purchase
	04/29/2022	Common Stock	197	Open Market Purchase
	04/29/2022	Common Stock	303	Open Market Purchase
	10/25/2021	Common Stock	1,277	Open Market Purchase
	10/25/2021	Common Stock	1,000	Open Market Purchase
	10/25/2021	Common Stock	123	Open Market Purchase
	10/25/2021	Common Stock	600	Open Market Purchase
	10/25/2021	Common Stock	500	Open Market Purchase
	10/25/2021	Common Stock	100	Open Market Purchase
	10/25/2021	Common Stock	100	Open Market Purchase
	10/25/2021	Common Stock	500	Open Market Purchase
	10/25/2021	Common Stock	800	Open Market Purchase
	09/17/2021	Common Stock	3,000	Open Market Purchase
	08/27/2021	Common Stock	3,757	Open Market Purchase
	08/27/2021	Common Stock	1,243	Open Market Purchase
	08/20/2021	Common Stock	206	Open Market Purchase
	08/20/2021	Common Stock	3	Open Market Purchase
	08/20/2021	Common Stock	9,791	Open Market Purchase
	07/15/2021	Common Stock	8,500	IPO Purchase
	07/15/2021	Common Stock	10,082	IPO Purchase

Name	Date	Title of Security	Number of Shares	Transaction
Thomas Packwood	03/06/2023	Common Stock	11,500	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	55,000	Grant, Award or Other Acquisition
	07/15/2021	Common Stock	5,000	IPO Purchase
Kelly Pecoraro	03/06/2023	Common Stock	35,000	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	177,000	Grant, Award or Other Acquisition
		Common Stock	5,000	Open Market Purchase
Acela Roselle	03/06/2023	Common Stock	11,500	Grant, Award or Other Acquisition
	10/19/2022	Common Stock	55,000	Grant, Award or Other Acquisition
	07/15/2021	Common Stock	20,000	IPO Purchase
Robert Rowe	03/06/2023	Common Stock	9,250	Grant, Award or Other Acquisition
	01/30/2023	Common Stock	5,000	Open Market Purchase
	12/01/2022	Common Stock	10,000	Grant, Award or Other Acquisition
Jonathan M. Shaw	08/26/2022	Common Stock	106,959	Grant, Award or Other Acquisition
	08/26/2022	Common Stock	42,783	Grant, Award or Other Acquisition
	06/13/2022	Common Stock	2,125	Open Market Purchase
	09/13/2021	Common Stock	12,875	Open Market Purchase
	09/13/2021	Common Stock	9,000	Open Market Purchase
	07/15/2021	Common Stock	1,363	IPO Purchase
	07/15/2021	Common Stock	100	IPO Purchase
	07/15/2021	Common Stock	116	IPO Purchase

Miscellaneous Information Concerning Participants

Other than as set forth in this Appendix C or elsewhere in this Proxy Statement and based on the information provided by each Participant, none of the Participants or their associates (i) beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, or owns of record but not beneficially, any shares of common stock or other securities of the Company or any of its subsidiaries or (ii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the annual meeting. In addition, neither the Company nor any of the Participants listed above is now or has been within the past year a party to any contract, arrangement, or understanding with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. No Participant has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past ten years.

Other than as set forth in this Appendix C or elsewhere in this Proxy Statement and based on the information provided by each Participant, neither the Company nor any of the Participants listed above or any of their associates have or will have (i) any arrangements or understandings with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party or (ii) any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Other than as set forth in this Appendix C or elsewhere in this Proxy Statement and based on the information provided by each Participant, neither the Participants nor any of their immediate family members have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of our last fiscal year or any currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $120,000.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-40619

BLUE FOUNDRY BANCORP

(Exact name of registrant as specified in its charter)

Delaware	86-2831373
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

19 Park Avenue,	**Rutherford,**	**New Jersey**	**07070**
(Address of principal executive offices)			**(Zip Code)**

(201) 939-5000

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	**BLFY**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒		Smaller reporting company ☒
		Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of March 28, 2023, there were 28,522,500 shares issued and 27,517,182 shares outstanding of the Registrant's Common Stock, par value $0.01 per share.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to price at which the common equity was last sold on June 30, 2022 was $312.3 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Registrant's 2023 Annual Meeting of Stockholders. (Part III)

BLUE FOUNDRY BANCORP
FORM 10-K
INDEX

		PAGE
Part I		
Item 1.	Business	5
Item 1A.	Risk Factors	28
Item 1B.	Unresolved Staff Comments	38
Item 2.	Properties	39
Item 3.	Legal Proceedings	39
Item 4.	Mine Safety Disclosures	39
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	40
Item 6.	Reserved	40
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	48
Item 8.	Financial Statements and Supplementary Data	50
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosures	100
Item 9A.	Controls and Procedures	100
Item 9B.	Other Information	100
Item 9C.	Disclosure Regarding Foreign Jurisdiction that Prevent Inspections	100
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	101
Item 11.	Executive Compensation	101
Item 12.	Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters	101
Item 13.	Certain Relationships and Related Transactions, and Director Independence	101
Item 14.	Principal Accounting Fees and Services	101
Part IV		
Item 15.	Exhibits, Financial Statement Schedules	102
Item 16.	Form 10-K Summary	103
	Signatures	104

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of the Annual Report on Form 10-K.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- inflation and changes in the interest rate environment that reduce our margins and yields, or reduce the fair value of financial instruments or reduce the origination levels in our lending business, or increase the level of defaults, losses and prepayments on loans we have made and make whether held in portfolio or sold in the secondary markets;

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- our ability to access cost-effective funding;

- our ability to meet applicable capital and liquidity requirements;

- our ability to manage market risk, credit risk and operational risk in the current economic conditions;

- changes in consumer demand, borrowing and savings habits;

- demand for loans and deposits in our market area;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- significant increases in our loan losses;

- our ability to implement changes in our business strategies;

- competition among depository and other financial institutions;

- adverse changes in the securities markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- changes in monetary or fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- changes in accounting policies and practices, as may be adopted by bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to retain key employees;

- technological changes;

- cyber-attacks, computer viruses and other technological risks that may breach the security of our websites or other systems to obtain unauthorized access to confidential information and destroy data or disable our systems;

- technological changes that may be more difficult or expensive than expected;

- the ability of third-party providers to perform their obligations to us;

- the ability of the U.S. Government to manage federal debt limits;

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own;

- our ability to successfully integrate any assets, liabilities, clients, systems and management personnel we have acquired or may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

- other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing products and services described elsewhere in this Annual Report on Form 10-K, and

- the disruption to local, regional, national and global economic activity caused by infectious disease outbreaks such as COVID-19, and the significant impact that such pandemics may have on our growth, operations, earnings and asset quality.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

PART I

ITEM 1. BUSINESS

Blue Foundry Bancorp

Blue Foundry Bancorp (the "Company") is a Delaware corporation which became the holding company for Blue Foundry Bank (the "Bank") on July 15, 2021, following the completion of the mutual-to-stock conversion of Blue Foundry, MHC. In connection with the conversion, the Company sold 27,772,500 shares of common stock, par value $0.01 per share, at a price of $10 per share, for gross proceeds of $277.7 million. The Company also contributed 750,000 shares of common stock and $1.5 million in cash to Blue Foundry Charitable Foundation, Inc. Shares of the Company's common stock began trading on July 16, 2021 on the Nasdaq Global Select Market under the trading symbol "BLFY."

The Company owns all of the outstanding common stock of the Bank, and as such, is a bank holding company subject to regulation by the Federal Reserve Board.

Blue Foundry Bank

The Bank is a New Jersey-chartered stock savings bank that was organized in 1939 as Boiling Springs Savings & Loan Association by the combination of the Rutherford Mutual Loan and Building Association and the East Rutherford Savings, Loan and Building Association. In 1992, Boiling Springs Savings & Loan Association converted to a New Jersey-chartered mutual savings bank and became known as Boiling Springs Savings Bank. Boiling Springs Savings Bank's name was changed to Blue Foundry Bank in 2019. At December 31, 2022, the Bank had assets of $2.04 billion, net loans of $1.53 billion and deposits of $1.39 billion.

Blue Foundry Bank's principal business consists of originating one-to-four family residential, multi-family, and non-residential real estate mortgages, home equity loans and lines of credit, construction, and commercial and industrial loans in our principal market and surrounding areas. In addition, we often lend outside of our branch network in more densely populated and metropolitan areas, adding diversification to our loan portfolio. We attract retail deposits from the general public in the areas surrounding our banking offices, through our borrowers, and through our online presence, offering a wide variety of deposit products. We also invest in securities. Our revenues are derived primarily from interest on loans and, to a lesser extent, interest on mortgage-backed and other investment securities. Our primary sources of funds are deposits, principal and interest payments on loans, securities, and borrowings from the Federal Home Loan Bank of New York ("FHLB").

Blue Foundry Bank is subject to comprehensive regulation and examination by the New Jersey Department of Banking and Insurance ("NJDOBI") and the Federal Deposit Insurance Corporation ("FDIC"). Our website address is www.bluefoundrybank.com. Information on this website is not and should not be considered a part of this Annual Report on Form 10-K.

Market Area

Our market area is primarily northern New Jersey. As of December 31, 2022, the Bank operates 18 full service banking offices in New Jersey. The administrative offices of the Company and Bank are located at 7 Sylvan Way, Suite 200, Parsippany, New Jersey 07054. Our telephone number is (201) 939-5000.

The economy in our primary market area benefits from being varied and diverse, with a broad economic base. New Jersey, counted among the wealthiest states in the nation with an estimated population of 9.26 million, is considered one of the most attractive banking markets in the United States. Within our primary market areas, the Bank had less than 1% of bank deposit market share as of June 30, 2022, the latest date for which statistics are available.

We believe that we have developed products and services that meet the financial needs of our current and future customer base; however, we plan, and believe it is necessary to continuously evaluate our products and service offerings in light of evolving expectations and make the appropriate enhancements to ensure we remain competitive in our market area. Our marketing strategies focus on the strength of our knowledge of local consumer and small business markets, as well as expanding relationships with current customers and reaching out to develop new, profitable business relationships.

Competition

We face significant competition for deposits and loans. Our most direct competition for deposits has come historically from the numerous financial institutions operating in our market area (including other community banks and credit unions), many of which are significantly larger than we are and have greater resources. We also face competition for depositor funds from other sources such as financial technology companies, online banks, brokerage firms, money market funds and mutual funds, as well as from securities offered by the Federal Government, such as Treasury bills. Additionally, money center banks, such as Bank of America, JP Morgan Chase, Wells Fargo and Citi, and large regional banks, such as TD Bank, M&T Bank and PNC Bank, have a significant presence in our market area.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities firms, financial technology companies, specialty finance firms and technology companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend toward consolidation of the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks.

During 2022, the Federal Reserve took unprecedented action to contain inflation. The Federal Reserve raised the federal funds rate seven times ranging from 25 basis points to 75 basis points totaling 425 basis points or 4.25 percent. This showed its resolve to return inflation to its 2 percent target.

Further expected interest rate increases, persistently high inflation and geopolitical tensions have increased uncertainty and elevated the risk of recession in the US economy.

Historically, our lending activities have emphasized one-to-four family residential real estate loans and multifamily housing loans, and such loans continue to comprise the largest portion of our loan portfolio. Other areas of lending include non-residential mortgage loans and, to a lesser extent, construction loans, commercial and industrial loans, and junior liens and consumer loans, the latter of which consist primarily of home equity loans and lines of credit. Commercial and industrial ("C&I") loans include C&I revolvers, term loans, and SBA 7a loans. Subject to market conditions and our asset-liability analysis, we expect to continue to focus on commercial real estate, multi-family and traditional C&I lending as part of our effort to diversify the loan portfolio and increase the overall yield earned on our loans. We compete for loans by offering high quality personalized service, providing convenience and flexibility, timely responses on loan applications, and by offering competitive pricing.

Loan Portfolio Composition. The following table sets forth the composition of the loan portfolio at the dates indicated.

	At December 31,			
	2022		2021	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Residential one-to-four family	$ 594,521	38.55%	$ 560,976	43.78%
Multifamily	690,278	44.75	515,240	40.21
Non-residential	216,394	14.03	141,561	11.05
Construction and land	17,990	1.17	23,419	1.83
Junior liens	18,477	1.20	18,464	1.44
Commercial and Industrial (1)	4,682	0.30	21,563	1.68
Consumer and other	38	—	87	0.01
Total gross loans	1,542,380	100%	1,281,310	100%
Deferred fees, costs and discounts, net	2,747		6,299	
Less: allowance for loan losses	(13,400)		(14,425)	
Loans receivable, net	$1,531,727		$1,273,184	

(1) At December 31, 2022 and 2021, commercial and industrial loans include Paycheck Protection Program ("PPP") loans totaling $477 thousand and $16.8 million, respectively, net of unearned deferred fees.

Loan Maturity. The following tables set forth certain information at December 31, 2022 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments that significantly shorten the average loan life and may cause actual repayment experience to differ from that shown below. The amounts shown below include unearned loan origination fees and costs, and unamortized premium and discounts, net.

	At December 31, 2022							
	Residential One-to-Four Family	Multifamily	Non- Residential	Construction and Land	Junior Liens	Commercial and Industrial	Consumer and Other	Total Loans
	(In thousands)							
Amounts due in:								
One year or less	$ 794	$ 20,645	$ 162	$ 3,551	$ 21	$ 120	$ 12	$ 25,305
More than one year through five years	7,290	78,930	39,777	14,131	521	2,423	10	143,082
More than five years through fifteen years	172,224	435,965	143,272	—	1,853	2,110	17	755,441
More than fifteen years	416,946	155,150	32,850	117	16,236	—	—	621,299
Total	$597,254	$690,690	$216,061	$17,799	$18,631	$4,653	$ 39	$1,545,127

Fixed vs. Adjustable Rate Loans. The following table sets forth the dollar amount of all loans at December 31, 2022 that are due after December 31, 2023 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below include unearned loan origination fees and costs, and unamortized premium and discounts, net.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)		
Residential one-to-four family	$383,566	$212,894	$ 596,460
Multifamily	123,526	546,519	670,045
Non-residential	101,062	114,837	215,899
Construction and land	12,186	2,062	14,248
Junior liens	5,648	12,962	18,610
Commercial and Industrial	4,533	—	4,533
Consumer and other	27	—	27
Total	$630,548	$889,274	$1,519,822

Residential Real Estate Loans. Our one-to-four family residential loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the borrower. At December 31, 2022, one-to-four family residential real estate loans totaled $594.5 million, or 38.6% of our total loan portfolio, and consisted of $382.9 million of fixed-rate loans and $211.6 million of adjustable-rate loans.

We offer fixed-rate and adjustable-rate residential real estate loans with maturities up to 30 years. The one-to-four family residential mortgage loans we are currently originating are generally underwritten according to Fannie Mae and Freddie Mac guidelines, and we refer to loans that conform to such guidelines as "conforming loans." We generally originate both fixed and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits. We currently originate loans above the conforming limits up to a maximum amount of $3.0 million, which are referred to as "jumbo loans." We generally underwrite jumbo loans, whether originated or purchased, in a manner similar to conforming loans. At December 31, 2022, our largest one-to-four family residential loan totaled $4.0 million, is secured by a series of one-to-four family apartment units and was performing in accordance with its original terms.

Our adjustable-rate residential real estate loans have interest rates that are fixed for an initial period ranging from three to ten years. After the initial fixed period, the interest rate on adjustable-rate residential real estate loans is generally reset periodically based on a contractual spread or margin above the average yield on U.S. Treasury securities. Our adjustable-rate residential real estate loans have initial and periodic caps of up to 2.0% on interest rate changes, with a current cap on total increases of 6.0% over the life of the loan.

We originate one-to-four family residential mortgage loans with loan-to-value ratios of generally up to 80% to 90% of the appraised value, depending on the size of the loan. We may originate loans with loan-to-value ratios that exceed 90% depending upon the product type. Mortgage insurance is required for all mortgage loans that have a loan-to-value ratio greater than 80%. The required insurance coverage amount varies based on the loan-to-value ratio and term of the loan. We only permit borrowers to purchase mortgage insurance from companies that have been approved by Blue Foundry Bank.

We generally do not offer "interest only" mortgage loans on one-to-four family residential properties or loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. Additionally, we do not offer "subprime loans" (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (defined as loans having less than full documentation).

Multi-Family Real Estate Loans. At December 31, 2022, we had $690.3 million in multi-family real estate loans, representing 44.8% of our total loan portfolio. Our multi-family real estate loans are secured primarily by apartment buildings having five or more units, most of which are located in our primary market area.

We generally originate multi-family real estate loans with maximum terms of 10 years based on amortization periods between 25 and 30 years. We generally limit loan-to-value ratios to less than 80% of the appraised value of the property for multi-family real estate loans. Our multi-family real estate loans are offered with fixed and adjustable rate interest terms. All multi-family real estate loans are subject to our underwriting procedures and guidelines. At December 31, 2022, our largest multi-family real estate loan totaled $23.3 million and was performing in accordance with its original terms.

We consider a number of factors in originating multi-family and non-residential real estate loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, we consider a number of factors, including the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that it is at least 1.25x, subject to certain exceptions, and the ratio of the loan amount to the appraised value of the mortgaged property. All loans are appraised by outside independent and qualified appraisers that are duly approved in accordance with Blue Foundry Bank policy. Loans are monitored on an ongoing basis, based on policy requirements, often requiring updated financials statements.

Non-Residential Real Estate Loans. At December 31, 2022, we had $216.4 million in non-residential real estate loans, representing 14.0% of our total loan portfolio. Our non-residential real estate loans are secured primarily by industrial facilities, retail facilities and other commercial properties, most of which are located in our primary market area.

Non-residential real estate loans are underwritten to asset specific guidelines in accordance to policy with the loan-to-value ratio limit generally being 75% of the appraised value of the property. At December 31, 2022, our largest non-residential real estate loan totaled $24.7 million and was secured by a grocery-anchored shopping center. At December 31, 2022, this loan was performing in accordance with its original terms.

Construction Loans. We make construction loans, primarily to contractors and builders of single-family homes and other commercial and industrial real estate projects as well as to individuals for the construction of their primary residences. At December 31, 2022, our construction loans totaled $18.0 million, representing 1.2% of our total loan portfolio. At December 31, 2022, our largest construction loan totaled $9.8 million and was secured by a first mortgage lien for the construction of a mixed-used building. At December 31, 2022, this loan was performing in accordance with its original terms.

Construction loan-to-value ratios for one-to-four family residential properties generally will not exceed 80% of the appraised value of the property on a completed basis. Once the construction project is satisfactorily completed, we look to provide permanent financing.

Junior Liens and Consumer Loans. We offer consumer loans to customers residing in New Jersey. Our consumer loans and junior liens consist primarily of home equity loans and lines of credit. At December 31, 2022, consumer loans totaled $18.5 million, or 1.2% of our total loan portfolio.

Home equity loans and lines of credit are multi-purpose loans used to finance various home or personal needs, where a one-to-four family primary or secondary residence serves as collateral. We generally originate home equity loans and lines of credit of up to $500,000 with a maximum loan-to-value ratio of 80% (75% if the loan is for a condo) and terms of up to 20 years. Home equity lines of credit have adjustable rates of interest that are based on the prime rate, as published in The Wall Street Journal. Home equity lines of credit are secured by residential real estate in a first or second lien position.

The procedures for underwriting consumer loans include assessing the applicant's payment history on other indebtedness, the applicant's ability to meet existing obligations and payments on the proposed loan, and the loan-to-value ratio of the collateral property. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Commercial and Industrial Loans. We typically originate commercial business loans on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business, the experience and stability of the borrower's management team, earnings projections, and the value and marketability of any collateral securing the loan. Business loans and lines of credit inherently have more risk of loss than real estate secured loans, in part because business loans may be more complex to underwrite than mortgages, and some of the loans or portions thereof may be unsecured. These loans are more likely to be reliant on the cashflow and solvency of the business. The value of collateral may not be adequate to cover the value of the loan and may be severely impacted by the performance of the business. If a decline in economic conditions or other issues cause difficulties for our business borrowers or we fail to evaluate the credit of the loan accurately when we underwrite the loan, it could result in delinquencies or defaults and a material adverse effect on our business, results of operations or financial condition. Commercial and industrial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of commercial and industrial loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial and industrial loans that we originate have greater credit risk than one-to-four family residential real estate loans or, generally, consumer loans. In addition, commercial and industrial loans generally require substantially greater evaluation and oversight efforts.

The Bank is a certified Small Business Administration ("SBA") lender and is a participant in SBA lending programs which provide guarantees of up to 75% of the principal on the underlying loans. We provide loans under the 7(a) Loan Program, the SBA's most common loan program.

At December 31, 2022, we had $4.7 million of commercial and industrial loans. Commercial and industrial loans represent 0.3% of our total loan portfolio. We offer term loans, lines of credit and revolving lines of credit with varying maturity terms to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory. Our commercial lines of credit are typically structured with variable rates. We generally obtain personal guarantees with respect to all commercial and industrial loans. At December 31, 2022, the average loan size of our commercial and industrial loans was $291 thousand, and our largest outstanding commercial and industrial loan balance was a $2.0 million SBA loan to an ecommerce company. This loan was performing in accordance with its repayment terms at December 31, 2022.

During 2020 and early 2021, the Company participated in the PPP. The PPP authorized financial institutions to make federally-guaranteed loans to qualifying small businesses and non-profit organizations. These loans carry an interest rate of 1% per annum and a maturity of five years if originated on or after June 5, 2020. The PPP provided that such loans may be forgiven if the borrowers meet certain requirements with respect to maintaining employee headcount and payroll and the use of the loan proceeds after the loan is originated. If not forgiven, these loans may be guaranteed by the SBA. All PPP loans are categorized as Commercial and Industrial Loans within the Company's financial statements. At December 31, 2022 and 2021, PPP loans totaled $477 thousand and $16.8 million, respectively, net of unearned deferred fees.

Originations, Purchases and Participations of Loans

Lending activities are conducted by our loan personnel operating at our offices. We also obtain referrals from existing and former customers and from accountants, real estate brokers, builders and attorneys. All loans that we originate or purchase are underwritten pursuant to our policies and procedures, which, for residential loans, generally incorporate Fannie Mae and Freddie Mac underwriting guidelines to the extent applicable. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed or adjustable-rate loans depends upon the relative customer demand for such loans, which is affected by current market interest rates as well as anticipated future market interest rates. Our loan origination and purchase activity may be adversely affected by a rising interest rate environment, which typically results in decreased loan demand.

During 2021, the Bank began a residential loan purchase program to utilize excess liquidity and to supplement originations. All loans purchased were within New Jersey and were underwritten to FNMA standards, a comparable underwriting standard as internally originated loans.

During the years ended December 31, 2022 and 2021, loan originations totaled $488.2 million and $321.7 million, respectively, all of which were retained by us. Loan purchases totaled $104.0 million and $91.6 million for the years ended December 31, 2022 and 2021, respectively.

We purchase whole loans and participate in loans originated by other institutions. Generally, our analysis for purchase and participation transactions follows underwriting policies as if we originated the loan directly. However, for loans that we participate in, we are subject to the lead financial institution's policies and practices related to items such as, monitoring, collection and default.

At December 31, 2022 the outstanding balances of our loan participations where we are not the lead lender totaled $111.9 million, or 7.3% of our loan portfolio, all of which were commercial real estate loans. All such loans were performing in accordance with their original repayment terms at December 31, 2022.

Credit Policy and Procedures

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by management and approved by our Board of Directors. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, depending on the officer's title, experience, and the type of loan.

Loan approval authorities are dictated by factors such as the loan type, loan size, cumulative credit exposure (to a particular relationship) and the presence of any policy exceptions. All loans are independently underwritten. Commercial loans are further reviewed and acknowledged by the Chief Credit Officer or designee. Loans are then presented for approval to the appropriate authority. Under our current policy, no loan may be approved by a single officer. At a minimum, two officers are required to approve a loan – typically consisting of the loan product manager and a member of the management Loan Committee. Depending upon certain factors, such as the size of the loan request, escalating loan approval authorities may be required. In such cases, approval by the Loan Committee or Loan Oversight Committee may be required. For commercial loans, a minimum of three approvals are required (two of which must include the Chief Lending Officer and Chief Credit Officer), with a third approval from any voting member of the Loan Committee.

Loans to One Borrower. Pursuant to New Jersey law, the aggregate amount of loans that the Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of the Bank's capital, surplus fund and undivided profits (25% if the amount in excess of 15% is secured by "readily marketable collateral"). At December 31, 2022 based on the 15% limitation, the Bank's loans-to-one-borrower limit was approximately $47.0 million, our internal policy limit was $42.3 million, representing 90% of the 15% limit. On the same date, the Bank had no borrowers with outstanding balances in excess of this amount. At December 31, 2022, our largest loan relationship with a single borrower was for $35.0 million, which consisted of two loans secured by non-residential real estate and six loans secured by multifamily real estate, each of which was performing in accordance with its terms.

Delinquencies and Asset Quality

Delinquency Procedures. When a borrower fails to make a required monthly loan payment by the last day of the month, and upon expiration of any applicable grace period, a late notice is generated stating the payment and late charges due. Until such time as payment is made collection efforts continue with additional phone calls and escalating collection notices. Loan delinquencies more than 30 days past due are reported to the Board of Directors monthly.

If repayment is doubtful or not possible, a notice of intent to foreclose will be issued for residential loans, or an acceleration notice will be issued for commercial loans, and the account will be administered by our Asset Recovery Department with oversight and guidance from our counsel. Once issued for residential loans, the notice of intent to foreclose typically allows the borrower a period to cure the default. Once issued for commercial loans, a grace period may be granted in accordance with the loan's terms. If payment is made and the loan is brought current, foreclosure proceedings are discontinued, and the borrower is permitted to continue to make payments. If the borrower does not respond, we will initiate foreclosure proceedings.

Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral-dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral less selling costs. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is guaranteed or well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure or a deed-in-lieu transaction, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

A loan is classified as a troubled debt restructuring if, for economic or legal reasons related to the borrower's financial difficulties, we grant a concession to the borrower that we would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,							
	2022				2021			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)							
Residential one-to-four family	4	$845	9	$6,738	2	$457	14	$8,936
Multifamily	—	—	1	182	—	—	—	—
Non-residential	—	—	—	—	—	—	2	381
Construction and land	—	—	—	—	—	—	—	—
Junior liens	—	—	1	52	1	53	2	182
Commercial and Industrial	—	—	7	96	4	57	10	116
Total	4	$845	18	$7,068	7	$567	28	$9,615

Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At December 31,	
	2022	2021
	(Dollars in thousands)	
Non-Performing Assets:		
Non-accrual loans:		
Residential one-to-four family	$ 7,498	$10,805
Multifamily	182	139
Non-residential	—	857
Construction and land	—	—
Junior liens	52	182
Commercial and Industrial	35	—
Consumer and other	—	—
Total	7,767	11,983
Accruing loans past due 90 days or more:		
Residential one-to-four family	—	—
Multifamily	—	—
Non-residential	—	—
Construction and land	—	—
Junior liens	—	—
Commercial and Industrial (1)	—	—
Consumer and other	—	—
Total	—	—
Total non-performing loans	7,767	11,983
Real estate owned	—	—
Other non-performing assets	—	—
Total non-performing assets	$ 7,767	$11,983
Troubled debt restructurings (accruing):		
Residential one-to-four family	$ 1,750	$ 1,346
Multifamily	—	—
Non-residential	2,567	3,564
Construction and land	—	—
Junior liens	—	—
Commercial and Industrial	—	—
Consumer and other	—	37
Total troubled debt restructurings (accruing)	$ 4,317	$ 4,947
Total troubled debt restructurings (accruing) and total non-performing assets	$12,084	$16,930
Total non-performing loans to total loans	0.50%	0.94%
Total non-performing loans to total assets	0.38%	0.63%
Total non-performing assets to total assets	0.38%	0.63%
Total non-performing assets and troubled debt restructurings (accruing) to total assets	0.59%	0.88%

(1) PPP loans 90 days past due and accruing totaled $61 thousand and $116 thousand at December 31, 2022 and 2021, respectively. Such loans are not reported in non-performing loans as they carry the federal guarantee of the SBA.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts,

Blue Foundry Bancorp | Form 10-K

conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of our periodic reports with the FDIC and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

The following table sets forth our amounts of special mention and classified loans as of December 31, 2022 and 2021.

	At December 31,	
	2022	2021
	(In thousands)	
Special mention	$ 2,224	$ 5,213
Substandard	8,469	13,178
Doubtful	—	—
Loss	—	—
Total	$10,693	$18,391

At December 31, 2022, special mention loans included one residential one-to-four family totaling $247 thousand, one multi-family real estate loan totaling $897 thousand and two non-residential real estate loan totaling $1.1 million. At December 31, 2022, substandard loans represent 20 loans totaling $8.5 million. At December 31, 2021, special mention loans included one non-residential real estate loan totaling $144 thousand and one multi-family real estate loan totaling $5.1 million. At December 31, 2021, substandard loans represent 33 loans totaling $13.2 million.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb probable and incurred credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for loans that are individually classified as impaired are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management's periodic evaluation of the adequacy of the allowance is based on various factors, including historical loss experience, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of borrowers, results of internal loan reviews and other qualitative and quantitative factors which could affect potential credit losses.

In addition, the NJDOBI and the FDIC periodically review our allowance for loan losses and as a result of such reviews, they may require us to adjust our allowance for loan losses or recognize loan charge-offs.

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	Year Ended December 31,	
	2022	2021
	(Dollars in thousands)	
Allowance for loan losses at beginning of period	$14,425	$16,959
Recovery of provision for loan losses	(1,001)	(2,518)
Charge-offs:		
Residential one-to-four family	—	—
Multifamily	—	—
Non-residential	—	—
Construction and land	—	—
Junior liens	—	—
Commercial and Industrial	—	—
Consumer and other	58	16
Total charge-offs	58	16
Recoveries:		
Residential one-to-four family	30	—
Multifamily	—	—
Non-residential	—	—
Construction and land	—	—
Junior liens	—	—
Commercial and Industrial	—	—
Consumer and other	4	—
Total recoveries	34	—
Net charge-offs	24	16
Allowance for loan losses at end of period	$13,400	$14,425
Allowance for loan losses to non-performing loans at end of period	172.52%	120.38%
Allowance for loan losses to total loans outstanding at end of period	0.87%	1.13%
Net charge-offs to average loans outstanding during period	(0.01)%	— %

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,					
	2022			2021		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)					
Residential one-to-four family	$ 2,264	16.90%	38.55%	$ 2,822	19.56%	43.78%
Multifamily	5,491	40.98	44.75	5,263	36.50	40.21
Non-residential	3,357	25.05	14.03	2,846	19.73	11.05
Construction and land	1,697	12.66	1.17	2,678	18.56	1.83
Junior liens	451	3.37	1.20	636	4.41	1.44
Commercial and Industrial	47	0.35	0.30	51	0.35	1.68
Consumer and other	—	0.00	0.00	38	0.26	0.01
Total	13,307	99.31	100.00	14,334	99.37	100.00
Unallocated	93	0.69	—	91	0.63	—
Total allowance for loan losses	$13,400	100.00%	100.00%	$14,425	100.00%	100.00%

Investment Activities

General. The goals of our investment policy are generally to provide liquidity, mitigate interest rate risk, ensure the safety of principal, provide earnings and meet pledging requirements. Subject to loan demand and our interest rate risk analysis, we may increase the balance of our securities portfolio .

Our investment policy was adopted and is reviewed annually by the Board of Directors. All investment decisions are made by senior management in accordance with board-approved policies. The Treasurer provides an investment schedule detailing the investment portfolio, which is regularly reviewed by the Board of Directors.

Our current investment policy permits, with certain limitations, investments in: U.S. Treasury securities; securities issued by the U.S. government and its agencies or government sponsored enterprises including mortgage-backed securities and collateralized mortgage obligations issued by Fannie Mae, Ginnie Mae and Freddie Mac; corporate and municipal bonds; private label mortgage-backed securities and privately issued asset-backed securities; certificates of deposit in other financial institutions; federal funds and money market funds.

At December 31, 2022, our securities portfolio consisted of debt securities issued by the U.S. Government, agencies of the U.S. Government or U.S. Government-sponsored enterprises, mortgage-backed securities and collateralized mortgage obligations issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. Securities also included corporate bonds, municipal bonds, asset-backed securities, federal funds and deposits in other institutions.

At December 31, 2022, other investments primarily consisted of membership and activity-based shares in FHLB stock. As a member of FHLB, we are required to purchase stock in the FHLB, which stock is carried at cost and classified as other investment securities. Other investments also consists of, to a much lesser extent, an investment in a financial technology fund carried at net asset value ("NAV") and shares in a cooperative that provides community banking core technology solutions, carried at cost.

At December 31, 2022, our securities portfolio consisted of approximately 60% high-quality liquid assets, with the remaining 40% consisting of corporate bonds, municipal bonds, privately issued asset-backed securities and other investment securities. Approximately 90% of our securities portfolio was classified as available for sale, with the remaining 10% classified as held to maturity.

Portfolio Maturities and Yields. The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2022. Weighted average yields on tax-exempt securities presented exclude the tax equivalent yield due to the valuation allowance. Certain mortgage-backed securities have adjustable interest rates and will reprice at least annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investment securities available for sale do not give effect to changes in fair value that are reflected as a component of equity.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total		
At December 31, 2022	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Available for sale:											
U.S. Treasury Note	$10,001	0.73%	$30,021	1.33%	$6,915	1.28%	$—	—%	$46,937	$43,759	1.19%
Corporate Bonds	2,263	3.96	47,962	2.50	25,500	4.19	6,000	3.75	81,725	76,298	3.16
U.S. Government agency obligations	—	—	10,171	0.50	2,076	2.03	4,120	0.82	16,367	15,423	0.77
State and Municipal obligations	825	4.94	2,261	3.20	7,721	3.20	5,752	3.54	16,559	16,268	3.40
Mortgage-backed securities:											
Residential one-to-four family	—	—	1,177	3.57	6,643	1.36	157,023	2.29	164,843	140,186	2.26
Multifamily	5,001	2.41	7,995	2.67	—	—	6,479	3.22	19,475	18,158	2.79
Asset-backed securities	—	—	3,000	1.03	1,525	1.17	—	—	4,525	4,156	1.08
Total Available for sale	$18,090	1.79%	$102,587	1.96%	$50,380	3.09%	$179,374	2.38%	$350,431	$314,248	2.33%
Securities held-to-maturity:											
Corporate bonds	$—	—%	$—	—%	$18,600	2.89%	$—	—%	$18,600	$16,319	2.89%
Asset-backed securities	—	—	6,020	1.73	9,085	2.19	—	—	15,105	12,796	2.01
Total held-to-maturity	$—	—%	$6,020	1.73%	$27,685	2.66%	$—	—%	$33,705	$29,115	2.49%

Sources of Funds

General. Deposits have traditionally been our primary source of funds for our lending and investment activities. We also use borrowings, primarily FHLB advances, to supplement cash flows, as needed. In addition, funds are derived from scheduled loan payments, securities maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and competition.

Deposit Accounts. The substantial majority of our deposits are from depositors who reside in our primary market area. We access deposit customers by offering a broad selection of deposit instruments for individuals and businesses.

Deposit account terms vary according to the minimum balance required, the time period that funds must remain on deposit, and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability, and customer preferences. We generally review our deposit pricing on a monthly basis and continually review our deposit mix. Our deposit pricing strategy has been to offer competitive rates, but generally not the highest rates offered in the market, and to periodically offer special rates to attract deposits of a specific type or with a specific term. Deposit pricing is reviewed regularly as warranted by market conditions.

We may supplement customer deposits with listed and brokered deposits. Listed deposits totaled $40.4 million and $65.3 million at December 31, 2022 and 2021, respectively. At December 31, 2022, brokered deposits totaled $75.0 million. There were no brokered deposits at December 31, 2021.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,			
	2022		2021	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Non-interest bearing deposits	$ 37,907	2.94%	$ 44,894	3.60%
NOW and demand accounts	410,937	31.88	363,419	29.14
Savings	423,758	32.88	364,932	29.26
Time deposits	416,260	32.30	473,795	38.00
Total	$1,288,862	100.00%	$1,247,040	100.00%

As of December 31, 2022, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, the maximum amount for federal deposit insurance) was $319.6 million, of which time deposits in excess of $250,000 (FDIC insurance limit) totaled $43.1 million.

The following table sets forth the maturity of time deposits in excess of $250,000 at December 31, 2022.

	At December 31, 2022
	(In thousands)
Maturity Period:	
Three months or less	$ 7,478
Over three through six months	4,415
Over six through twelve months	19,675
Over twelve months	11,564
Total	$43,132

Borrowings. Our borrowings consist of advances from the FHLB. At December 31, 2022, we had the ability to borrow approximately $638.6 million under our credit facilities with the FHLB, of which $310.5 million was advanced. Borrowings from the FHLB are secured by our investment in the common stock of the FHLB and loans pledged at the FHLB. We also have the ability to participate in the Federal Reserve Bank's recently created Bank Term Funding Program.

Subsidiary Activities

Blue Foundry Bancorp has one direct subsidiary, which is Blue Foundry Bank.

At December 31, 2022, Blue Foundry Bank has one active subsidiary, Blue Foundry Investment Company, a New Jersey corporation formed to manage and invest in securities. The Bank also has five inactive subsidiaries formed to hold certain real estate owned, of which two are New Jersey corporations: Rutherford Center Development Corp. and Blue Foundry Service Corporation and three are New Jersey limited liability companies: Blue Foundry, LLC, 116-120 Route 23 North, LLC, and TrackView LLC.

Employees and Human Capital Resources

At December 31, 2022 we employed 198 employees, nearly all of whom are full-time and of which approximately 63% are women. At December 31, 2021, we employed 175 employees. As a financial institution, approximately 40% of our employees are employed at our branch offices, and another 4% are employed at our customer care call center. The success of our business is highly dependent on our employees, who provide value to our customers and communities through their dedication to our mission, helping customers achieve financial security. Our workplace culture is grounded in a set of core values – a concern for others, trust, respect, hard work, and a dedication to our customers. We seek to hire well-qualified employees who are also a good fit for our value system. Our selection and promotion processes are without bias and include the active recruitment of minorities, women, individuals with disabilities and veterans, without regard to race, color, religion, sex, LGBTQ+, national origin, disability or protected veteran status.

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual training and career development is advanced through regular performance discussions between employees and their managers, internally developed training programs, customized corporate training engagements and educational reimbursement programs. Reimbursement is available to employees enrolled in pre-approved degree or certification programs at accredited institutions that teach skills or knowledge relevant to our business. The Bank pays for seminars, conferences, and other training events employees attend in connection with their job duties. In addition to the investment in employee professional development, the Bank's benefit and compensation programs are designed to ensure we recruit and retain top talent.

The Bank offers employees a comprehensive health benefits package and structures its bonus program to create meaningful performance-based incentives. To encourage retirement savings, the Bank provides a 401(k) match of up to 6% of an employee's salary. Eligible employees are automatically enrolled in the plan and 3% of the employee's total taxable compensation is withheld with annual 1% escalations up to 6%. Employees may opt out at any time. Our employees share in our financial success while preparing for retirement through the Employee Stock Ownership Plan ("ESOP"). The ESOP gives employees an opportunity to accumulate shares of our common stock and is 100% funded by the Company.

The safety, health and wellness of our employees is a top priority. We provide a safely distanced working environment for employees and employees are asked not to come to work when they experience signs or symptoms of a possible COVID-19 illness or any other upper respiratory infectious disease. On an ongoing basis, we further promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, keeping the employee portion of health care premiums to a low amount and sponsoring various wellness programs. Our state-of-the-art administrative offices offer our employees access to an onsite gym at no cost. Our offices are equipped with stand-up desks, and the mindfulness room provides a place for employees to take a quiet break from their busy day. Nursing moms have access to a lactation room equipped with a refrigerator and sink for their privacy and convenience.

Supervision and Regulation

The Company and the Bank operate in the highly regulated banking industry. This regulation establishes a comprehensive framework of activities in which a bank holding company and New Jersey savings bank may engage and is intended primarily for the protection of the Deposit Insurance Fund and depositors.

Set forth below is a brief description of certain material regulatory requirements that are applicable to the Bank and the Company. The description is not intended to be a complete list or description of such statutes and regulations and their effects on the Bank and the Company.

Blue Foundry Bank

As a New Jersey-chartered savings bank, the Bank is subject to comprehensive regulation by the NJDOBI, as its chartering authority and, as a federally insured nonmember institution, by the FDIC. The Bank is a member of the FHLB and its deposits are insured up to applicable limits by the FDIC. The Bank is required to file reports with, and is periodically examined by, the FDIC and the NJDOBI concerning its activities and financial condition and must obtain regulatory approvals before entering into certain transactions, including mergers with or acquisitions of other financial institutions. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding classifying assets and establishing an adequate allowance for loan losses for regulatory purposes.

New Jersey Banking Laws and Supervision

Activity Powers. The Bank derives its lending, investment and other activity powers primarily from the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, including Blue Foundry Bank, generally may invest in:

- real estate mortgages;
- consumer and commercial loans;
- specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

- certain types of corporate equity securities; and

- certain other assets.

A savings bank may also make other investments pursuant to "leeway" authority that permits investments not otherwise permitted by the New Jersey Banking Act. Leeway investments must comply with a number of limitations on the individual and aggregate amounts of leeway investments. A savings bank may also exercise trust powers upon approval of the NJDOBI. New Jersey savings banks also may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the NJDOBI by regulation or by specific authorization is required. The exercise of these lending, investment and activity powers is limited by federal law and regulations. See "—Federal Bank Regulation—Activities and Investments" below. Certain corporate transactions by a savings bank, such as establishing branches and acquiring other banks, require the prior approval of the NJDOBI.

Loan-to-One-Borrower Limitations. With certain specified exceptions, a New Jersey-chartered savings bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank's capital funds. A savings bank may lend an additional 10% of the bank's capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act. The Bank currently complies with applicable loan-to-one-borrower limitations.

Dividends. Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a savings bank may not pay a dividend unless the savings bank would have a surplus of not less than 50% of its capital stock after the payment of the dividend or, alternatively, the payment of the dividend would not reduce the surplus. Federal law may also limit the amount of dividends that may be paid by the Bank. See "Federal Bank Regulation—Prompt Corrective Regulatory Action" below.

Minimum Capital Requirements. Regulations of the NJDOBI impose on New Jersey-chartered depository institutions, including the Bank, minimum capital requirements generally similar to those imposed by the FDIC on insured state banks. See "Federal Bank Regulation—Capital Requirements."

Examination and Enforcement. The NJDOBI may examine the Bank as it deems advisable. It typically examines the Bank at least every two years, typically alternating exams with the FDIC such that the Bank is subject to regulatory examination every year. Regulated institutions are assessed for expenses incurred by the NJDOBI.

The NJDOBI has authority to enforce applicable law and prevent practices that may cause harm to an institution, including the issuance of cease and desist orders and civil money penalties and removal of directors, officers and employees. The NJDOBI also has authority to appoint a conservator or receiver for a savings bank under certain circumstances such as insolvency or unsafe or unsound condition to transact business.

Federal Bank Regulation

Supervision and Enforcement Authority. The Bank is subject to extensive regulation, examination and supervision by the FDIC as its primary federal prudential regulator and the insurer of its deposits. The regulatory structure gives the FDIC extensive discretion in connection with its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes.

The Bank must file reports with the FDIC concerning its activities and financial condition. It must also obtain prior FDIC approval before entering into certain corporate transactions such as establishing new branches and mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the FDIC to evaluate the Bank's safety and soundness and compliance with various regulatory requirements.

The FDIC maintains substantial enforcement authority over regulated institutions. That includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The FDIC may also appoint itself as conservator or receiver for an insured bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) the existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Capital Requirements. Under FDIC regulations, the Bank must meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets, and a Tier 1 capital to average total assets leverage ratio. The capital requirements are based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively, and a Tier 1 leverage ratio of at least 4% of average total assets. Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). The Bank exercised the opt-out election regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" of 2.5%, effectively resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%.

Federal legislation enacted in 2018 required the federal banking agencies, including the FDIC, to adopt a rule implementing a simplified "community bank leverage" ratio alternative for institutions with assets of less than $10 billion that meet other specified criteria. Pursuant to federal legislation enacted in 2020, the community bank leverage ratio was set at 9% for 2022 and thereafter. A qualifying community bank that exercises the election and has capital equal to or exceeding the applicable percentage is considered compliant with all applicable regulatory capital requirements. Qualifying institutions may elect to utilize the community bank leverage ratio in lieu of the generally applicable risk-based capital requirements.

A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. As of December 31, 2022, the Bank has not opted into the community bank leverage ratio framework.

The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

At December 31, 2022, the Bank exceeded each of its capital requirements.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Activities and Investments. Federal law provides that a state-chartered bank insured by the FDIC generally may not engage as a principal in any activity not permissible for a national bank to conduct or make any equity investment of a type or in an amount not authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, state-chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Market and to invest in shares of investment companies registered under the Investment Company Act of 1940. The maximum permissible investment is 100% of Tier 1 Capital, as specified by the FDIC's regulations, or the maximum amount permitted by New Jersey law, whichever is less. Such grandfathered authority terminates upon a change in the institution's charter or a change in control.

In addition, the FDIC is authorized to permit a state-chartered bank or savings bank to engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined that the activities or investments involved do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted procedures for institutions seeking approval to engage in such activities or investments. In addition, a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Banking and Branching. Federal law permits well capitalized and well managed bank holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, banks may establish de novo branches on an interstate basis at any location where a bank chartered under the laws of the branch location host state may establish a branch.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is considered "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets equal to or less than 2.0%. At December 31, 2022, the Bank was classified as a "well capitalized" institution.

At each successive lower capital category, an insured depository institution is subject to additional operating restrictions, including limits on growth and a prohibition on the payment of dividends and other capital distributions. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency. An undercapitalized bank's compliance with a capital restoration plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of possible additional restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, reduce total assets, cease receipt of deposits from correspondent banks, dismiss directors or officers, or limit interest rates paid on deposits, compensation of executive officers or capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it is determined to be critically undercapitalized.

A bank that is classified as well-capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next lower capital category if the FDIC, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

Transaction with Affiliates and Regulation W of the Federal Reserve Regulations/Loans to Insiders. Transactions between banks and their affiliates are governed by federal law. Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W prohibit a bank and its subsidiaries from engaging in a "covered transaction" with an affiliate if the aggregate amount of covered transactions outstanding with that affiliate, including the proposed transaction, would exceed an amount equal to 10.0% of the bank's capital stock and surplus. The aggregate amount of covered transactions outstanding with all affiliates is limited to 20.0% of the bank's capital stock and surplus. Section 23B applies to "covered transactions," as well as to certain other transactions, and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as prevailing market terms for transactions with or involving a non-affiliate. The term "covered transaction" includes making loans to, purchasing assets from, and issuing guarantees to an affiliate, and other similar transactions. Section 23B transactions also include the bank's providing services and selling assets to an affiliate. In addition, loans or other extensions of credit by a bank to an affiliate are required to be collateralized according to the requirements set forth in Section 23A of the Federal Reserve Act.

A bank's loans to its executive officers, directors, any owner of 10% or more of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider's related interest) as well as loans to insiders of affiliates and such insiders' related interests are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and its implementing regulations. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to the Bank's loans. See "New Jersey Banking Laws and Supervision—Loan-to-One Borrower Limitations." All loans by a bank to all insiders and insiders' related interests in the aggregate may not exceed the bank's unimpaired capital and unimpaired surplus. Loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's residence, may not exceed the lesser of (1) $100,000 or (2) the greater of $25,000 or 2.5% of the bank's unimpaired capital and surplus. The regulations require that any proposed loan to an insider, or a related interest of that insider, be approved in advance by a majority of the Board of Directors of the bank, with any interested directors not participating in the voting, if that loan, combined with previous loans by the bank to the insider and his or her related interests, exceeds specified amounts. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with other persons. As of December 31, 2022 the Bank does not have a material balance of such loans.

The regulations contain a general exception for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees.

In addition, federal law prohibits extensions of credit to a bank's insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

The New Jersey Banking Act imposes conditions and limitations on the liabilities to a savings bank of its directors and executive officers and of corporations and partnerships controlled by such persons, that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law, as discussed above. The New Jersey Banking Act also provides that a savings bank that is in compliance with federal law is deemed to be in compliance with such provisions of the New Jersey Banking Act.

Federal Insurance of Deposit Accounts. The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in the Bank are insured up to a maximum of $250,000 for each separately insured depositor.

The FDIC assesses all insured depository institutions. An institution's assessment rate depends upon the perceived risk to the Deposit Insurance Fund of that institution, with less risky institutions paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) ranged from 1.5 to 30 basis points of each institution's total assets less tangible capital effective December 31, 2022.

The FDIC has authority to increase the range of assessments and adopted a final rule in October 2022 to increase initial base deposit assessment rates by two basis points beginning in the first quarterly assessment period of 2023. As a result, effective January 1, 2023, assessment rates for institutions of the Bank's size will range from 2.5 to 32 basis points.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. We do not know of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

Federal Deposit Insurance Corporation Improvement Act ("FDICIA"). The Bank, having over $500 million in total assets, is subject to requirements of Section 112 of FDICIA ("FDICIA 112"). The primary purpose of FDICIA 112 is to provide a framework for early risk identification in financial management through an effective system of internal controls. Annual reporting requirements under FDICIA are as follows: (1) annual audited financial statements; (2) management report stating management's responsibility for preparing the institution's annual financial statements, establishing and maintaining an adequate internal control structure and procedures for financial reporting and for complying with laws and regulations, and assessment by management of the institution's compliance with such laws and regulations; and (3) for insured depository institutions with consolidated total assets over $1.0 billion or more, such as the Bank, the independent public accountant who audits the institution's financial statements shall examine, attest to, and report separately on the assertion of management concerning the effectiveness of the institution's internal control structure and procedures for financial reporting.

Privacy Regulations. Federal law generally requires that the Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship. In addition, financial institutions are generally required to furnish their customers a privacy notice annually. However, a provision of the Fixing America's Surface Transportation Act enacted in 2015 provides an exception from the annual notice requirement if a financial institution does not share non-public personal information with non-affiliated third parties (other than as permitted under certain exceptions) and its policies and practices regarding disclosure of non-public personal information have not changed since the last distribution of its policies and practices to its customers. In addition, the Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and to not disclose account numbers or access codes to non-affiliated third parties for marketing purposes.

Community Reinvestment Act. Under the Community Reinvestment Act, or "CRA," as implemented by the FDIC, a state nonmember bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of each state non-member bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish branches and acquire other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The Bank's most recent FDIC CRA rating in March 2021 was "Satisfactory."

Consumer Protection and Fair Lending Regulations. The Bank is subject to a variety of federal and New Jersey statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes, including Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts and practices against consumers, authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations. Federal laws also prohibit unfair, deceptive or abusive acts or practices against consumers, which can be enforced by the Consumer Financial Protection Bureau, the FDIC and state attorneys general.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB. The Bank was in compliance with this requirement at December 31, 2022.

Holding Company Regulation

Federal Holding Company Regulation. The Company is a bank holding company registered with the Federal Reserve Board and is subject to regulations, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board will have enforcement authority over the Company and its non-savings bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities the Federal Reserve Board had determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including that its depository institution subsidiaries are "well capitalized" and "well managed," to opt to become a "financial holding company." A "financial holding company" may engage in a broader range of financial activities than a bank holding company. Such activities may include insurance underwriting and investment banking. Blue Foundry Bancorp has no plans to elect "financial holding company" status at this time.

Capital. Federal legislation required the Federal Reserve Board to establish minimum consolidated capital requirements for bank and savings and loan holding companies that are as stringent as those applicable to their insured depository subsidiaries. However, subsequent federal legislation exempted from the applicability of the consolidated capital requirements holding companies with less than $3.0 billion in consolidated assets, such as the Company, unless otherwise advised by the Federal Reserve Board.

Source of Strength. Federal law provides that bank and savings and loan holding companies must act as a source of strength to their subsidiary depository institution. The expectation is that the holding company will provide capital, liquidity and other support for the institution in times of financial stress.

Stock Repurchases and Dividends. A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

Additionally, under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

Notwithstanding the above, the Federal Reserve Board has issued a supervisory bulletin regarding the payment of dividends and repurchase or redemption of outstanding shares of stock by bank and holding companies. In general, the Federal Reserve Board's policy is that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The supervisory bulletin provides for prior consultation with and review of proposed dividends by the Federal Reserve Board in certain cases, such as where a proposed dividend exceeds earnings for the period for which the dividend would be paid (e.g., calendar quarter) or where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund a proposed dividend.

The supervisory bulletin also indicates that a holding company should notify the Federal Reserve Board, under certain circumstances, prior to redeeming or repurchasing common stock or perpetual preferred stock. The specified circumstances include where a holding company is experiencing financial weaknesses or where the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. Even outside of these circumstances, the Federal Reserve Board expects as a matter of practice to have notice and opportunity for non-objection before such an action is taken. The supervisory bulletin indicates that such notification is for purposes of allowing Federal Reserve Board supervisory review of, and possible objection to, the proposed repurchases or redemption. These regulatory policies could affect the ability of Blue Foundry Bancorp to pay dividends, engage in stock repurchases or otherwise engage in capital distributions.

Acquisition. The Change in Bank Control Act provides that no person may acquire control of a bank holding company, such as the Company, without the prior non-objection or approval of the Federal Reserve Board. Control, as defined under the Change in Bank Control Act, means ownership, control of or the power, to vote 25% or more of any class of voting securities of the company. Acquisition of 10% or more of any class of a bank holding company's voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Exchange Act.

In addition, the Bank Holding Company Act provides that no company may acquire control of a bank or bank holding company within the meaning of that statute without having first obtained the approval of the Federal Reserve Board. A company that acquires control of a bank or bank holding company for purposes of the Bank Holding Company Act becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board.

New Jersey law establishes similar filing and prior approval requirements as to the NJDOBI for direct or indirect acquisitions of New Jersey chartered institutions.

Federal Securities Laws

The Company's common stock is registered with the Securities and Exchange Commission. Blue Foundry Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

Emerging Growth Company Status. We are an emerging growth company. For as long as we continue to be an emerging growth company, we have elected to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. If the Company were to subsequently elect not to use this extended transition period, such election would be irrevocable. Due to our use of the extended transition period, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

A company loses emerging growth company status on the earlier of: (1) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (2) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act; (3) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (4) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, a "large accelerated filer" is defined as a corporation with at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 was enacted to improve corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with these regulations.

TAXATION

Federal Taxation

General. The Company and the Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

Method of Accounting. For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

Net Operating Loss Carryovers. Effective with the passage of the Tax Cuts and Jobs Act, net operating loss carrybacks are no longer permitted, and net operating losses are allowed to be carried forward indefinitely. Net operating loss carryforwards arising from tax years beginning after January 1, 2018 are limited to offset a maximum of 80% of a future year's taxable income. At December 31, 2022, the Company had $25.8 million in net operating loss carryovers. The Company contributed $9.0 million to the Blue Foundry Charitable Foundation, and the deferred benefit has a 5 year carryforward limitation.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2022, the Company had no capital loss carryovers.

Corporate Dividends. We may generally exclude from our income 100% of dividends received from the Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. The Company's federal income tax returns have not been audited in the last three years.

State Taxation

New Jersey State Taxation. In 2014, tax legislation was enacted that changed the manner in which financial institutions and their affiliates are taxed in New Jersey. Taxable income is apportioned to New Jersey based on the location of the taxpayer's customers, with special rules for income from certain financial transactions. The location of the taxpayer's offices and branches are not relevant to the determination of income apportioned to New Jersey. The state of New Jersey applies a surtax based on the tax base within the state, applying a 6.5%, 7.5% or 9% rate. Given the Company has available net operating losses for the period, the statutory rate that would apply to the tax base in 2022 is 6.5%. An alternative tax on apportioned capital, capped at $5.0 million for a tax year, is imposed to the extent that it exceeds the tax on apportioned income. The New Jersey alternative tax rate was 0.05% for 2019, 0.025% for 2020 and was completely phased out as of January 1, 2021. Qualified community banks and thrift institutions that maintain a qualified loan portfolio are entitled to a specially computed modification that reduces the income taxable to New Jersey. The Company had New Jersey net operating loss carryforwards totaling $26.4 million, the majority of which will expire in 19.0 years years.

The Company's New Jersey State income tax returns were subject to an audit for the years 2015 through 2018, which concluded in January 2022 without findings.

New York State Taxation. The Company files New York State tax returns on a calendar year basis. New York State imposes a corporate income tax, based on net income allocable to New York State at a rate of 6.5%. In April 2021, legislation increased the corporate franchise tax rate to 7.25% for tax years beginning on or after January 1, 2021 and before January 1, 2024 for taxpayers with a business income base greater than $5 million. In addition, the scheduled phase-out of the capital base tax was delayed. The rate of the capital base was to have been 0% starting in 2021. The legislation imposed a tax rate of 0.1875% for tax years beginning on or after January 1, 2021 and before January 1, 2024, with the 0% rate to take effect in 2024. New York State also imposes the Metropolitan Transportation Authority ("MTA") Tax Surcharge allocable to business activities carried on in the Metropolitan Commuter Transportation District. The MTA surcharge rate for 2021 was 30.0%, and will remain at 30.0% for tax years beginning on or after January 1, 2022, and before January 1, 2023.

New York City Taxation. The Company is also subject to the New York City Financial Corporation Tax calculated, subject to a New York City income and expense allocation, on a similar basis as the New York State Tax, at a rate of 8.85%.

Pennsylvania State Taxation. The Bank is subject to Pennsylvania Mutual Thrift Institutions Tax imposed at the rate of 11.5% on net taxable income of mutual thrift institutions in Pennsylvania, including savings banks without capital stock, building and loan associations, savings and loan associations, and savings institutions having capital stock.

Delaware State Taxation. As a Delaware business corporation not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay franchise taxes to the state of Delaware.

Connecticut State Taxation. The Company is subject to Corporate Income Tax in Connecticut at a rate of 7.5% and is expected to be taxpaying in this jurisdiction.

Deferred Tax Valuation Allowance

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, a valuation allowance was established at December 31, 2021 for both federal and state net deferred tax assets. For the year ended December 31, 2022, a valuation allowance of $22.6 million has been maintained for deferred tax. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

ITEM 1.A RISK FACTORS

Risks Related to Interest Rate Risk

Future changes in interest rates may reduce any future profits.

Like most financial institutions, whether we are profitable or not depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate sensitive assets and liabilities in response to these movements. Factors such as inflation, recession and instability in financial markets, among other factors beyond our control, may affect interest rates. For the year ended December 31, 2022, we had net income of $2.4 million.

Our financial condition and results of operations are significantly affected by changes in market interest rates, and the degree to which these changes disparately impact short-term and long-term interest rates and influence the behavior of our customer base. Our results of operations substantially depend on our net interest income, which is the difference between the interest income we earn on our interest earning assets and the interest expense we pay on our interest-bearing liabilities. A flattening yield curve, or one that inverts, could negatively impact our net interest margin and earnings.

As the Federal Reserve continues to raise interest rates, our interest-bearing liabilities may be subject to repricing or maturing more quickly than our interest-earning assets. If short-term rates increase rapidly, we may have to increase the rates we pay on our deposits and borrowed funds more quickly than we can increase the interest rates we earn on our loans and investments, resulting in a negative effect on interest spreads and net interest income. In addition, the effect of rising rates could be compounded if deposit customers move funds into higher yielding accounts or are lost to competitors offering higher rates on their deposit products. Conversely, should market interest rates fall below current levels, our net interest income could also be negatively affected if competitive pressures prevent us from reducing rates on our deposits, while the yields on our assets decrease through loan prepayments and interest rate adjustments.

Changes in interest rates also affect the value of our interest-earning assets and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At December 31, 2022, our available for sale debt securities portfolio totaled $314.2 million with net unrealized losses of $36.2 million and are reported as a separate component of stockholders' equity. Therefore, decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity. At December 31, 2022, our held-to-maturity debt securities portfolio totaled $33.7 million with net unrecognized losses of $4.6 million. The net unrecognized losses on our held-to-maturity securities are not reported in the financial statements until realized upon sale. The Company does not intend to sell held-to-maturity securities, nor does it foresee being required to sell them before the anticipated recovery (maturity).

Volatility and uncertainty related to inflation and the effects of inflation, which may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions generally, may also enhance or contribute to some of the risks discussed herein. For example, higher inflation, or volatility and uncertainty related to inflation, could reduce demand for the Company's products, adversely affect the creditworthiness of the Company's borrowers or result in lower values for the Company's investment securities and other interest-earning assets.

Any substantial change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, such changes can still have a material adverse effect on our financial condition and results of operations. At December 31, 2022, our net portfolio value would decrease by $84.8 million if there was an instantaneous 200 basis point increase in market interest rates. For further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk."

Risks Related to Lending Activities

Because we intend to increase our commercial real estate and commercial loan originations, our lending risk will increase.

Commercial real estate and commercial loans generally have more risk than residential mortgage loans. Because the repayment of commercial real estate and commercial loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Commercial real estate and commercial loans may also involve relatively large loan balances to individual borrowers or groups of related borrowers. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower's business thereby increasing the risk of non-performing loans. Also, many of our multi-family and commercial real estate and commercial business borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgages or multi-family and commercial real estate loans, commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise, may be more susceptible to fluctuation in value at default, and may be more difficult to realize upon enforcement of our remedies. As our commercial real estate and commercial loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

The implementation of the Current Expected Credit Loss accounting standard could require us to increase our allowance for credit losses and may have a material adverse effect on our financial condition and results of operations.

Accounting Standard Update ("ASU") No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments became effective for the Company on January 1, 2023. ASU No. 2016-13 replaced the incurred loss model with an expected loss model, which is referred to as the current expected credit loss model, or CECL. Under the CECL model, banks are required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, and current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. This standard requires earlier recognition of expected credit losses on loans and certain other instruments. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the "incurred loss" model required under current generally accepted accounting principles ("GAAP"), which delays recognition until it is probable a loss has been incurred. The adoption of CECL can result in greater volatility in the level of the allowance for credit losses, depending on various factors and assumptions applied in the models, such as the forecasted economic conditions over the reasonable and supportable forecast period and loan payment behaviors. Any increase in the allowance for credit losses, or expenses incurred to determine the appropriate level of the allowance for credit losses, can have an adverse effect on the Company's financial condition and results of operations.

Based on several analyses performed, as well as an implementation analysis utilizing existing exposures and forecasts of macroeconomic conditions at December 31, 2022, the adoption of ASU 2016-13 will result in a minimal change in our total allowance for loan losses and reserves for unfunded commitments, and an immaterial allowance for credit losses on held-to-maturity debt securities. Upon adoption, any impact to the allowance for credit losses on loans and held-to-maturity debt securities as of January 1, 2023, will be reflected as an adjustment, net of tax, to retained earnings.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

Lending is inherently risky and we are exposed to the risk that our borrowers may default on their obligations. A borrower's default on its obligations may result in lost principal and interest income and increased operating expenses as a result of the allocation of management's time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may have to charge-off the loan in whole or in part, or sell it at a discount. In such situations, we may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies, the amount owed under the defaulted loan may exceed the value of the assets acquired, and post-default remedies may be unavailable or unfeasible.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover probable and incurred losses inherent in our loan portfolio, which would require additions to our allowance, which could materially decrease our net income. Our allowance for loan losses was 0.87% of total loans and 172.52% of non-performing loans at December 31, 2022.

In addition, bank regulators periodically review our allowance for loan losses and, based on their judgments and information available to them at the time of their review, may require us to increase our allowance for loan losses or recognize further loan charge-offs. An increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may reduce our net income and our capital, which may have a material adverse effect on our financial condition and results of operations.

If our non-performing assets increase, our earnings will be adversely affected.

At December 31, 2022, our non-performing assets, which consist of non-performing loans and other real estate owned, were $7.8 million, or 0.38% of total assets. Our non-performing assets adversely affect our net income in various ways:

- we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

- we must provide for expected loan losses through a current period charge to the provision for loan losses;

- non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

- there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

- the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

We are required to transition from the use of LIBOR.

We have material contracts that are indexed to the London Interbank Offered Rate ("LIBOR"). In 2017, the United Kingdom's Financial Conduct Authority, a regulator of financial services firms and financial markets in the United Kingdom, announced that the publication of LIBOR would not be guaranteed after 2021. LIBOR will be discontinued after June 30, 2023 and will impact loans that have not yet matured or been refinanced by that date. This announcement, and, more generally, financial benchmark reforms and changes in the interbank lending markets, have resulted in uncertainty about the interest rate benchmarks that will be used in the future. In the United States, efforts to identify a set of alternative U.S. dollar reference interest rates have been ongoing, and the Alternative Reference Rate Committee formally recommended the use of a Secured Overnight Funding Rate ("SOFR"). The March 2022 enactment of the Adjustable Interest Rate (LIBOR) Act and the Federal Reserve's proposed implementing regulations are intended to address the discontinuation of LIBOR and establish a replacement benchmark, based on SOFR, that will automatically apply to agreements that rely on LIBOR and do not have an alternative contractual fallback benchmark. SOFR-based replacement benchmarks may also apply to contracts with fallback provisions that authorize a particular person to determine the replacement benchmark.

While the LIBOR Act and implementing regulations will help to transition legacy LIBOR contracts to a new benchmark rate, the substitution of SOFR for LIBOR may have potentially significant economic impacts on parties to affected contracts. SOFR is different from LIBOR in that it is a retrospective-looking secured rate rather than a forward-looking unsecured rate. These differences could lead to a greater disconnect between our and the Bank's costs to raise funds for SOFR as compared to LIBOR. In addition to the discontinuance of LIBOR, there may be future changes in the rules or methodologies used to calculate SOFR or other benchmarks, which may have a material adverse effect on the value of or return on our financial assets and liabilities that are based on or are linked to LIBOR and other benchmarks. Once LIBOR rates are no longer available, and we are required to implement replacement reference rates for the calculation of interest rates under our loan agreements with borrowers, we may incur significant expense in effecting the transition and we may be subject to disputes or litigation with our borrowers over the appropriateness or comparability to LIBOR of the replacement reference rates. The uncertainty related to these changes may have an unpredictable impact on the financial markets and could adversely impact our financial condition or results of operations.

Risks Related to Loan Underwriting

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is somewhat limited by the annual and lifetime interest rate adjustment limits on adjustable-rate residential real estate loans. To help minimize the risks associated with rising interest rates, and the subsequent risk of default, we often perform a stress analysis during underwriting.

Multi-Family and Non-Residential Real Estate Loans. Loans secured by non-residential and multi-family real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. Of primary concern in non-residential real estate and multi-family lending is the borrower's creditworthiness and the feasibility and cash flow potential of the asset. Payments on loans secured by income producing properties often depend on the successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than residential real estate loans. To monitor cash flows on income properties, we generally require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate and multi-family loans. In reaching a decision whether to make a non-residential real estate or multi-family loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. At times, we may also perform a global cash flow analysis of the borrower. We generally have required that the properties securing these real estate loans have debt service coverage ratios (the ratio of net operating income to debt service) of at least 1.25x. We require a Phase One environmental report on all commercial real estate loans in excess of $1.0 million or when we believe there is a possibility that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. Further in situations where environmental risks may be present, we utilize the services of an independent and qualified environmental consultant to assess any underlying risks.

Construction Loans. Our construction loans are based upon our estimates of costs to complete a project and the value of the completed project. Typically, said reviews are conducted by third party's approved by the bank. Underwriting is focused on the borrowers' financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage its operations.

Construction lending involves additional risks when compared to permanent residential lending because funds are advanced upon the collateral of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, it is difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate collateral for the repayment of the loan upon completion of construction of the project and may incur a loss. We use a discounted cash flow analysis to determine the value of any construction project of five or more units. Our ability to continue to originate a significant amount of construction loans is dependent on the strength of the general real estate market in our market areas.

Junior Liens and Consumer Loans. Consumer loans may entail greater risk than residential mortgage loans, as they can be unsecured, subordinately secured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a resulting deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial and Industrial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more readily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business and the collateral securing these loans may fluctuate in value. Our commercial and industrial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, collateral for commercial and industrial loans consists of accounts receivable, inventory and/or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee. Furthermore, collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

Risks Related to Economic Conditions

Declines in value may adversely impact our investment portfolio.

As of December 31, 2022, the Company had approximately $348.0 million in its investment portfolio, with $314.2 million designated as available for sale and $33.7 million designated as held to maturity. For securities available for sale, ASU 2016-13 requires entities to determine if impairment is related to credit loss or non-credit loss. If an assessment of the security indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security, and if the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis. Held to maturity securities are evaluated under the allowance for credit losses model. Held to maturity securities are charged off against the allowance when deemed to be uncollectible and adjustments to the allowance are reported as a component of credit loss expense. If the credit loss expense is significant enough it could affect the ability of Blue Foundry Bank to upstream dividends to the Company, which could have a material adverse effect on our liquidity and our ability to pay dividends to shareholders and could also negatively impact our regulatory capital ratios.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area.

Our loan portfolio is concentrated primarily in New Jersey. This makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, inflation, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for loan losses, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions, especially local conditions, as a result of COVID-19 or otherwise, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could more negatively affect us compared to a financial institution that operates with more geographic diversity:

- demand for our products and services may decline;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations.

Risks Related to Growth

A lack of liquidity could adversely affect our financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to gather deposits, make investments and effectively manage the repayment and maturity schedules of loans to ensure that there is adequate liquidity to fund our operations and pay our obligations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff, which are strongly influenced by external factors such as changes in interest rates, local and national economic conditions, the availability and attractiveness of alternative investments, and perceptions of the stability of the financial services industry generally and of our institution specifically. Further, the demand for deposits may be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the Federal Reserve, or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, which would increase our funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and borrowings from the FHLB of New York. We also have borrowing capacity through three correspondent banks and have the ability to participate in the Federal Reserve's new Bank Term Funding Program as needed. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets, changes in the value of investment securities, negative views and expectations about the prospects for the financial services industry, a decrease in our business activity as a result of a downturn in markets, or adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving our growth targets will require us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market, and to expand the size of our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected.

Building market share through de novo branching may cause our expenses to increase faster than revenues.

We are building market share by opening de novo branches in contiguous markets. There are considerable costs involved in de novo branching as new branches generally require time to generate sufficient revenues to offset their initial start-up costs, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings until the branch attracts a sufficient number of deposits and loans to offset expenses. We cannot assure you that new branches opened will be successful even after they have been established.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to invest in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology in introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Severe weather, acts of terrorism, geopolitical and other external events could impact our ability to conduct business.

Weather-related events have adversely impacted our market area in recent years, especially areas located near coastal waters and flood prone areas. Such events that may cause significant flooding and other storm-related damage may become more common events in the future. Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems and the metropolitan New York area, including New Jersey, remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including the Russia and Ukraine war, terrorism or other geopolitical events.

Risks Related to Competition

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. Our smaller asset size also makes it more difficult to compete, as many of our competitors are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long-term basis. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. For additional information see "Business of Blue Foundry Bank—Competition."

The financial services industry could become even more competitive as a result of continuing legislative, regulatory and technological changes and continued industry consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services than we can as well as better pricing for those products and services.

Risks Related to Operations and Security

Public health emergencies, like the COVID-19 outbreak, may adversely impact our business, results of operations, financial condition and capital levels.

The COVID-19 pandemic caused significant economic dislocation in the United States and had a significant economic impact on the communities in which we operate, our borrowers and depositors, and the national economy generally, including curtailment of business activity, increased levels of unemployment, and supply chain disruptions in the markets in which we operate. Given the dynamic nature of the pandemic, it is difficult to predict the full impact of the COVID-19 outbreak on our business. As a result of a public health emergency, including the COVID-19 pandemic, and the related adverse local and national consequences, and as a result of governmental, consumer and business responses to any outbreak, we may be subject to the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, or results of operations: demand for our products and services may decline; if consumer and business activities are restricted, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income; collateral for loans, especially real estate, may decline in value, which could increase loan losses; our allowance for credit losses may have to be increased if borrowers experience financial difficulties; a material decrease in net income or a net loss over several quarters could affect our ability to pay cash dividends; cyber security risks may be increased as the result of an increase in the number of employees working remotely; critical services provided by third-party vendors may become unavailable; government actions and vaccine mandates in response to the pandemic may affect our workforce, human capital resources and infrastructure; and we may experience staffing shortages and unanticipated unavailability or loss of key employees, harming our ability to execute our business strategy.

We face significant operational risks because the nature of the financial services business involves a high volume of transactions.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.

Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party's compliance with the terms of the agreement. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur and may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruptions, or breaches of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny or expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

The inability to stay current with technological change could adversely affect our business model.

Financial institutions continually are required to maintain and upgrade technology in order to provide the most current products and services to their customers, as well as create operational efficiencies. This technology requires personnel resources, as well as significant costs to implement. Failure to successfully implement technological change could adversely affect the Company's business, results of operations and financial condition.

Our operations rely on certain third party vendors.

We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations. These third party vendors are sources of operational and informational security risk to us, including risks associated with operational errors, information system interruptions or breaches and unauthorized disclosures of sensitive or confidential client or customer information. If these vendors encounter any of these issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. While we have selected these external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing these external vendors could also entail significant delay and expense.

We depend on our management team, many of whom are new to the Bank, to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend upon the services of the members of our senior management team to implement our business strategy and execute our operations. Over the last several years we have hired certain senior level management to implement the Bank's new focus and direction. Our future success will depend, to a significant extent, on the ability of our new management team to operate effectively, both individually and as a group. We must successfully manage issues that may result from the integration of the new members of our executive management. Members of our senior management team and lending personnel who have expertise and key business relationships in our markets could be difficult to replace. The loss of these persons or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete.

Our cost of operations is high relative to our revenues.

Our non-interest expense totaled $52.8 million and $74.7 million for the years ended December 31, 2022 and 2021, respectively. We continue to analyze our expenses and achieve efficiencies where available. Although we strive to generate increases in both net interest income and non-interest income, our efficiency ratio remains high. For the year ended December 31, 2021, one-time expenses include an $11.2 million loss related to the withdrawal from the multi-employer defined-benefit pension plan and a $9.0 million contribution to the Blue Foundry Charitable Foundation. Our efficiency ratio was 96.82% and 164.37% for the years ended December 31, 2022 and 2021, respectively.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of the stock offering, we became a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank and our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and operating results may be materially adversely affected.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use broad and diversified risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses if we fail to properly anticipate and manage these risks.

<u>Risks Related to Regulatory Matters</u>

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

We are subject to extensive regulation, supervision and examination by our banking regulators. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of insurance funds and the depositors and borrowers of Blue Foundry Bank rather than for the protection of our shareholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the ability to impose restrictions on our operations, classify our assets and determine the level of our allowance for credit losses. These regulations, along with the currently existing tax, accounting, securities, deposit insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives, and govern financial reporting and disclosures. As a smaller institution, we are disproportionately affected by the ongoing increased costs of compliance with banking and other regulations. Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firm. These changes could materially impact, potentially retroactively, how we report our financial condition and results of operations.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or restrict us from paying dividends or repurchasing shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios and define what constitutes "capital" for calculating these ratios. The regulations also establish a "capital conservation buffer" of 2.5%, effectively resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, repurchasing its shares, and paying discretionary bonuses, if its capital levels fall below the buffer amount.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing the periodic reports we file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including our consolidated financial statements, our management is required under applicable rules and regulations to make estimates and assumptions as of specified dates. These estimates and assumptions are based on management's best estimates and experience at such times and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses, the determination of our deferred income taxes, and our fair value measurements.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our certificate of incorporation and bylaws and state and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Blue Foundry Bancorp without our Board of Directors' approval. Under regulations applicable to the conversion, for a period of three years following completion of our stock offering and related transactions in July 2021, no person may acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board before acquiring control of a bank holding company. There also are provisions in our certificate of incorporation and bylaws that may be used to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors, shares held by the employee stock ownership plan and other factors may make it more difficult for companies or persons to acquire control of Blue Foundry Bancorp without the consent of our Board of Directors. Taken as a whole, these statutory provisions and provisions in our certificate of incorporation and bylaws could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

At December 31, 2022, the Company and the Bank conducted business through 18 full-service branch offices, located in northern New Jersey, and the Company's administrative offices located at 7 Sylvan Way, Parsippany, New Jersey. The Company's principal executive office is located at 19 Park Avenue, Rutherford, New Jersey.

We own six properties and lease 12 properties at December 31, 2022. Three branches are expected to open in 2023, increasing the number of leased properties to 15. One owned branch office is expected to cease operations and the building sold during the second quarter of 2023, decreasing the properties owned to five. The aggregate net book value of premises and equipment was $29.8 million at December 31, 2022.

ITEM 3. LEGAL PROCEEDINGS

Periodically, we are involved in claims and lawsuits, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. At December 31, 2022, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the Nasdaq Global Select Market under the trading symbol "BLFY." Trading in the Company's common stock commenced on July 16, 2021. As of December 31, 2022, there were 1,254 stockholders of record. Certain shares of Blue Foundry Bancorp are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

The Company has not declared any dividends to holders of its common stock and we do not currently anticipate paying dividends on our common stock in the near future. Our Board of Directors has the authority to declare dividends on our shares of common stock, and may determine to pay dividends in the future, subject to financial condition, results of operations, tax considerations, industry standards, economic conditions, statutory and regulatory requirements that affect the payment of dividends by the Bank to the Company, and other relevant factors. No assurances can be given that any cash dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

Issuer Purchases of Equity Securities

The following table reports information regarding repurchases of our common stock during the quarter ended December 31, 2022 and the stock repurchase plans approved by our Board of Directors.

Period	Total Number of Shares Purchased (1)	Average Price paid Per Share	As part of Publicly Announced Plans or Programs	Yet to be Purchased Under the Plans or Programs (1)
October	223,436	$11.79	223,436	1,962,125
November	228,515	12.70	228,515	1,733,610
December	180,122	12.78	180,122	1,553,488
Total	632,073	12.40	632,073	

(1) On July 20, 2022, the Company adopted a program to repurchase up to 2,852,250 shares, or 10%, of its outstanding common stock. This program has no expiration date and has 1,553,488 shares yet to be repurchased as of December 31, 2022.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section is intended to assist in the understanding of the financial performance of the Company and its subsidiary through a discussion of our financial condition as of December 31, 2022, and our results of operations for the years ended December 31, 2022 and 2021. This section should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements that appear at the end of this report.

COVID Update

The COVID-19 pandemic has had, and may continue to have, an adverse impact on the Company, its clients and the communities it serves. Given its dynamic nature, it is difficult to predict the full impact of the COVID-19 pandemic on our business.

Business Strategy

The Company's goal is to position ourselves to prosper in an evolving financial services landscape and enhance our position as one of the leading community banking institutions in our market. We intend to continue to provide a broad array of banking and other financial services to retail, commercial and small business customers while growing our presence in our markets and expanding our franchise. In recent years, we have focused on, and invested heavily in, our technology and infrastructure to improve our delivery channels and create competitive products and services, a strong workforce and an enhanced awareness of our banking brand in our market area.

As a result, we believe we are well positioned to capitalize on the opportunities available in our market by focusing on the following core strategies.

Repositioning our Business Mix: Focus on building commercial and small-business relationships. We focus on understanding our customers' and potential customers' financial needs and providing a wide variety of high-quality products and solutions through a collaborative approach that intends to create long-term relationships. Our goal is to continue to evolve from a traditional savings bank focusing on residential lending to a full-service commercial bank with an emphasis on providing products and services to commercial and small businesses in our market area. We believe pursuing this strategy will allow us to both grow and diversify our business mix while providing us with the best opportunities to drive strong financial returns. We intend to pursue these commercial relationships through the lending, retail branch, and the retail business development personnel that we have recruited and continue to recruit, who have the experience and relationships necessary to build this business as well as through cultural changes that have been made across the organization that emphasize our goal of pursuing this strategy. Further, our investment in technology is intended to facilitate the delivery of consumer and business solutions without the need for traditional sales channels.

We are approved by the SBA to provide loans under the 7(a) Loan Program, the SBA's most common loan program. We believe providing 7(a) loans as well as traditional commercial and industrial loans and lines of credit will allow us to provide needed funding to our business communities, which will increase deposits. These borrowers often also keep deposits at their loan providers.

Growing our Business: Developing new customer relationships and deepening existing relationships. We seek to expand our market share in existing and contiguous markets by leveraging our distinctive brand and delivering high-quality solutions through a collaborative, relationship-based approach. Our relationship-based approach has enabled us to achieve disciplined organic growth, and we expect this trend to continue. Building our customer relationships around low and no cost products is part of our relationship expansion strategy. Our "Blue" products, including Blue Axis® Checking, Blue Axis Connect®, Blue Axis® Savings, Blue Axis Edge™ Savings, Blue Axis® Club Savings, Blue Carbon® Business Checking. Blue Carbon Edge™ Business Checking, Blue Carbon® Business Money Market, and Blue Carbon® Business Savings, are designed to be low cost to the consumer or business, while providing us with lower interest rate deposits. Our consumer deposit products are designed to be easy to open in person or online. Our commercial deposit products include many features without fees that would customarily be charged.

Leverage technology to enhance customer experience and drive operating efficiencies. We have made significant investments in our technology infrastructure to deliver high-quality, innovative products and services to our customers. For example, we continue to enhance our mobile banking platform for both consumer and commercial customers. New services, such as Early Pay, same day ACH, and "sweep" functionality, continue to be introduced to increase convenience and meet evolving customer financial needs. In addition, we have invested in our new commercial lending origination system and platform, and we intend to continue to improve our consumer lending origination platform. We are committed to continue investing in technology and data analytics. We believe these investments will differentiate us with our target customers, which will generate significant operating leverage as we grow.

Continuing to invest and optimize our facilities and expand our branch network through selective de novo branching. We have been enhancing and optimizing both our facilities and branch network. We have optimized our branch footprint though the utilization of a new forward-thinking branch model and intend to continue this strategy in 2023 to broaden our existing branch network by expanding into new markets and extending our geographic footprint. In 2022, we opened a new branch in Hoboken, continuing our strategy of operating in high density areas with vibrant commercial corridors and main streets. Additionally, we renovated three existing locations, modernizing their appearance and upgrading their functionalities. New branches feature modern design elements focused on open and efficient use of space.

Branch efficiency has been built into our locations. All branches currently employ new multifunction automated teller machines that are designed to be compatible with new services as they become available. Further, all branches utilize teller cash recycling machines to further enhance efficiency.

Pursue opportunistic acquisitions and partnerships. We intend to prudently pursue opportunities to acquire banks in our existing and contiguous markets that create attractive financial returns. Our focus will primarily be on franchises that enhance our funding profile, product capabilities or geographic density, while maintaining an acceptable risk profile. We believe the vital need to make increasingly significant technological investments has greatly amplified the importance of scale in banking. In addition, we believe that the current economic climate will increase the rate of consolidation in the banking industry. We will evaluate potential partnerships with FinTech companies or other fee income generating businesses that align with our business strategy and are consistent with our desire to stay ahead of technological developments that we believe will continue to cause the banking industry to evolve.

Critical Accounting Policies

Certain of our accounting policies are important to the presentation of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. The Company has identified the allowance for loan losses and income taxes to be a critical accounting policy. These accounting policies and our significant accounting policies are discussed in detail in Note 1 to our Consolidated Financial Statements included in Part II, Item 8.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

General. Net income was $2.4 million for the year ended December 31, 2022, compared to a net loss of $36.3 million for the year ended December 31, 2021. The increase was driven by an increase of $8.9 million in net interest income and by the absence in the 2022 period of non-recurring expenses incurred in 2021 consisting of the establishment of a $16.7 million valuation allowance on the Company's deferred tax assets, an $11.2 million loss related to the withdrawal from the multi-employer defined-benefit pension plan, a $9.0 million contribution of cash and common stock of the Company to the Blue Foundry Charitable Foundation, and $2.2 million in debt extinguishment costs.

Interest Income. Interest income increased $6.4 million, or 11.3%, to $62.4 million for the year ended December 31, 2022 from $56.1 million for the year ended December 31, 2021. The increase was due to an increase of $3.6 million in interest income from loans and an increase of $2.9 million in interest income from cash and securities. The average balance of securities and loans increased $89.1 million and $132.6 million, respectively, while the average balance of cash decreased $267.8 million. Interest income and average balances of loans for the year ended December 31, 2022 as compared to the 2021 period increased due to growth in the multifamily and non-residential mortgage portfolios. The yield on average interest-earning assets increased 40 basis points to 3.28% for the year ended December 31, 2022 from 2.88% for the year ended December 31, 2021. PPP fees recognized in interest income totaled $568 thousand and $2.8 million for the years ended December 31, 2022 and 2021, respectively.

Interest Expense. Interest expense decreased $2.5 million, or 19.3%, to $10.6 million for the year ended December 31, 2022 compared to $13.1 million for the year ended December 31, 2021. The decrease in interest expense was driven by a decrease of $2.1 million in interest expense on deposits, coupled with a decrease of $388 thousand in interest expense on borrowings. The average balance of interest-bearing deposits and FHLB advances decreased $61.6 million and $45.4 million, respectively. A decrease of $197.4 million in the average balance of higher cost time deposits partially offset by an increase of $135.8 million in the average balance of interest-bearing core deposits (checking, savings and money market accounts) drove a 12 basis point decrease in the cost of total deposits and a 8 basis point decrease in the cost of funds. The cost of average interest-bearing liabilities decreased 12 basis points to 0.72% for the year ended December 31, 2022 from 0.84% for the year ended December 31, 2021.

Net Interest Income and Margin. For the year ended December 31, 2022 net interest income was $51.8 million, an increase of $8.9 million or 20.7%, compared to $42.9 million for same period in 2021.

Net interest margin for the year ended December 31, 2022 increased by 53 basis points to 2.73% from 2.20% for the year ended December 31, 2021. The yield on average interest earning assets increased by 40 basis points as cash was invested into higher yielding loans and securities during the year ended December 31, 2022 while the overall cost of average interest bearing liabilities decreased 12 basis points for the year ended December 31, 2022.

Provision for Loan Losses. Provisions for loan losses are charged to operations to establish an allowance for loan losses at a level necessary to absorb potential losses inherent in our loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. In evaluating the level of the allowance for loan losses, management analyzes several qualitative loan portfolio risk factors including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

After an evaluation of these factors, the Company recorded a release of provision for loan losses of $1.0 million for the year ended December 31, 2022 compared to a release of $2.5 million for the year ended December 31, 2021. The release for the year ended December 31, 2022 was primarily due to shifts in the loan portfolio driven by declines in balances within the construction portfolio partially offset by growth in the multifamily and non-residential portfolios and a generally improving economic environment, as well as improved credit metrics and low net charge-offs.

2022 and 2021 saw continued strengthening of credit quality, as seen in the declining delinquency rates and balances of non-performing loans. Total non-performing loans decreased by $4.2 million to $7.8 million at December 31, 2022 compared to $12.0 million at December 31, 2021.

Non-interest Income. Non-interest income of $2.7 million for the year ended December 31, 2022 represented an increase of $184 thousand, or 7.4%, from $2.5 million for the year ended December 31, 2021. The fluctuations in non-interest income for the year ended December 31, 2022 were primarily related to loan prepayment fee activity. Prepayment fees increased $239 thousand to $982 thousand from $743 thousand for the year ended December 31, 2022. Additionally, fees earned from point of sale transactions totaled $502 thousand during the year ended December 31, 2022 compared to $476 thousand for the 2021 period, income from bank owned life insurance totaled $490 thousand during the year ended December 31, 2022 compared to $476 thousand for the 2021 period, and overdraft fees recognized during the year ended December 31, 2022 totaled $255 thousand compared to $234 thousand for the 2021 period. Beginning in November 2022, the Company ended its practice of charging overdraft fees to customers.

Non-interest Expense. Non-interest expense was $52.8 million, a decrease of $21.9 million driven by the absence in 2022 of non-recurring expenses of: a $11.2 million loss on pension withdrawal, a $9.0 million charitable contribution, and $2.2 million in debt extinguishment costs. Excluding these non-recurring items, non-interest expense increased $464 thousand. An increase of $3.5 million in compensation and benefits costs was driven by salary increases, hiring of additional staff, an increase in cash incentive compensation expense, and costs associated with equity grants made under the shareholder-approved equity incentive plan. In addition, the costs associated with being a public company increased $1.0 million in 2022. These increases were partially offset by a reduction of $1.3 million in advertising and $1.2 million in data processing, and a lower provision for commitments and letters of credit of $1.0 million.

Income Tax Expense. For the year ended December 31, 2022, the Company recorded income tax expense of $338 thousand compared to $9.6 million for the year ended December 31, 2021. The effective tax rate of 12.4% reflects the reversal of the valuation allowance from the usage of the federal and state net operating loss deferred tax assets to the extent permissible. The Company had previously established and continues to maintain a full valuation allowance on its deferred tax assets. Although the Company had a loss before income tax in the prior year, the tax expense recorded in that year reflects the impact of the initial recognition of the full valuation allowance on the Company's deferred tax assets.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the rates of interest earned on such assets and paid on such liabilities.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances have been calculated using daily balances. Non-accrual loans are included in average balances only. Loan origination fees are included in interest income on loans and are not material.

| | Year Ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
			(Dollar in thousands)			
Assets:						
Loans (1)	$1,407,502	$52,279	3.71%	$1,274,885	$48,719	3.82%
Mortgage-backed securities	190,540	3,934	2.06%	154,882	2,908	1.88%
Other investment securities	203,002	4,820	2.37%	147,853	3,237	2.19%
FHLB stock	12,629	587	4.65%	14,373	744	5.17%
Cash and cash equivalents	88,703	793	0.89%	356,458	445	0.12%
Total interest earning assets	1,902,376	62,413	3.28%	1,948,451	56,053	2.88%
Non-interest earning assets	64,786			87,443		
Total assets	$1,967,162			$2,035,894		
Liabilities and shareholders' equity:						
NOW, savings, and money market deposits	$ 812,473	2,959	0.36%	$ 676,697	1,091	0.16%
Time deposits	412,734	2,779	0.67%	610,092	6,793	1.11%
Interest bearing deposits	1,225,207	5,738	0.47%	1,286,789	7,884	0.61%
FHLB advances	235,589	4,832	2.05%	280,985	5,220	1.86%
Total interest bearing liabilities	1,460,796	10,570	0.72%	1,567,774	13,104	0.84%
Non-interest bearing deposits	44,029			106,033		
Non-interest bearing other	47,707			47,560		
Total liabilities	1,552,532			1,721,367		
Total shareholders' equity	414,630			314,527		
Total liabilities and shareholders' equity	$1,967,162			$2,035,894		
Net interest income		$51,843			$42,949	
Net interest rate spread (2)			2.56%			2.04%
Net interest margin (3)			2.73%			2.20%

(1)   Average loan balances are net of deferred loan fees and costs, premiums and discounts, and includes non-accrual loans.
(2)   Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(3)   Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Table

The following table sets forth the effects of changing rates and volumes on net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments excluded from this table.

	Years Ended December 31, 2022 vs. 2021		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest income:			
Loans	$ 5,068	$(1,508)	$ 3,560
Mortgage-backed securities	669	357	1,026
Other investment securities	1,207	376	1,583
FHLB stock	(91)	(66)	(157)
Cash and cash equivalents	(334)	682	348
Total interest-earning assets	$ 6,519	$ (159)	$ 6,360
Interest expense:			
Deposits	$(1,977)	$ (169)	$(2,146)
FHLB advances	(843)	455	(388)
Total interest-bearing liabilities	(2,820)	286	(2,534)
Net increase in net interest income	$ 9,339	$ (445)	$ 8,894

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

Total Assets. Total assets increased $129.1 million to $2.04 billion at December 31, 2022 from $1.91 billion at December 31, 2021. During 2022, the Company utilized liquidity raised in the 2021 public offering to continue growing its balance sheet through loan production.

Cash and cash equivalents. Cash and cash equivalents decreased $152.3 million, or 78.7%, to $41.2 million at December 31, 2022 from $193.4 million at December 31, 2021. The decrease in cash and cash equivalents was due to the deployment of cash primarily into higher yielding loans and securities.

Securities Available-For-Sale. Securities available-for-sale decreased $10.6 million, or 3.3%, to $314.2 million at December 31, 2022 from $324.9 million at December 31, 2021. During the year ended December 31, 2022, purchases of securities were more than offset by the fair value decline in the portfolio, as well as amortization and calls. The rising rate environment in the second half of 2022 contributed to a $37.3 million decline in the net unrealized position of the portfolio. No securities were sold during the year ended December 31, 2022.

Securities Held-To-Maturity. Securities held-to-maturity increased $10.4 million, or 44.8%, to $33.7 million at December 31, 2022 from $23.3 million at December 31, 2021. The increase is due to purchases of corporate bonds in 2022.

Other investments. Other investments increased $5.9 million, or 57.8%, to $16.1 million at December 31, 2022 from $10.2 million at December 31, 2021. The increase is related to the purchases of Federal Home Loan Bank of New York stock made in conjunction with borrowings in the second half of 2022.

Gross Loans. Gross loans held for investment increased $261.1 million, or 20.37%, to $1.542 billion at December 31, 2022 from $1.281 billion at December 31, 2021. The most significant drivers were net increases in multifamily and non-residential loans. Multifamily loans increased $175.0 million, non-residential real estate loans increased $74.8 million, and residential loans increased $33.5 million. Originations totaled $488.2 million, including originations of $285.4 million in multifamily loans, $128.7 million in non-residential real estate loans, and $44.1 million in construction loans. In addition, $106.1 million of conforming residential mortgages in New Jersey were purchased during the period.

The following table presents loans allocated by loan category:

	December 31, 2022	December 31, 2021
	(In thousands)	
Residential one-to-four family	$ 594,521	$ 560,976
Multifamily	690,278	515,240
Non-residential	216,394	141,561
Construction and land	17,990	23,419
Junior liens	18,477	18,464
Commercial and industrial (1)	4,682	21,563
Consumer and other	38	87
Total gross loans	1,542,380	1,281,310
Deferred fees, costs and premiums and discounts, net	2,747	6,299
Total loans	1,545,127	1,287,609
Allowance for loan losses	(13,400)	(14,425)
Loans receivable, net	$1,531,727	$1,273,184

(1) At December 31, 2022 and 2021, PPP loans totaled $477 thousand and $16.8 million, respectively, net of unearned deferred fees.

The table below presents the balance of non-performing assets on the dates indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Residential one-to-four family	$7,498	$10,805
Multifamily	182	139
Non-residential	—	857
Construction and land	—	—
Junior liens	52	182
Commercial and industrial (1)	35	—
Total	$7,767	$11,983
Other real estate owned	—	—
Total non-performing assets	$7,767	$11,983

(1) PPP loans 90 days past due and accruing totaled $61 thousand and $116 thousand at December 31, 2022 and 2021, respectively. These PPP loans were not reported in non-performing loans as they carry the federal guarantee of the SBA.

Other Assets. Other assets increased $13.6 million, or 158.0%, to $22.2 million at December 31, 2022 from $8.6 million at December 31, 2021. This increase was primarily driven by the increase in fair value of the Company's interest rate swap agreements. See Note 10, Derivatives, of Notes to Consolidated Financial Statements in "Part II, Item 8- Financial Statements."

Total Deposits. Total deposits increased $41.8 million or 3.4% to $1.29 billion at December 31, 2022 compared to $1.25 billion at December 31, 2021 as the Company executed its strategy to allow high-cost time deposits to mature. Time deposits decreased $57.5 million, or 12.1%, to $416.3 million with a weighted average rate of 1.79% at December 31, 2022 from $473.8 million with a weighted average rate of 0.58% at December 31, 2021. The decrease in time deposits was partially offset by an increase in checking, savings, and money market accounts. These accounts increased $99.4 million, or 12.85%, to $872.6 million at December 31, 2022 from $773.2 million at December 31, 2021. This shift resulted in the ratio of core deposits to total deposits increasing from 62.0% at December 31, 2021 to 67.7% at December 31, 2022.

The following table presents the totals of deposit accounts by account type, at the dates shown below:

	December 31, 2022	December 31, 2021
	(In thousands)	
Non-interest bearing deposits	$ 37,907	$ 44,894
NOW and demand accounts (1)	410,937	363,419
Savings (1)	423,758	364,932
Time deposits	416,260	473,795
Total Deposits	$1,288,862	$1,247,040

(1) Money market accounts are included within the NOW and demand accounts and Savings captions.

Borrowings. The Company had $310.5 million of borrowings at December 31, 2022, an increase of $125.0 million, or 67.4%, from $185.5 million at December 31, 2021. The increase is related to the execution of short-term borrowings during the second half of 2022 to support loan growth. Our borrowings consisted solely of Federal Home Loan Bank of New York advances. $109.0 million of which are associated with longer-dated swap agreements. See Note 10, Derivatives, of Notes to Consolidated Financial Statements in "Part II, Item 8- Financial Statements."

Total Shareholders' Equity. Total shareholders' equity decreased by $35.8 million, or 8.3%, to $393.7 million at December 31, 2022 compared to $429.5 million at December 31, 2021. The decrease was primarily driven by a $24.3 million reduction in accumulated other comprehensive income reflecting the net impact that the interest rate environment had on the Company's available-for-sale securities and the swap agreements used in its cash flow hedges. The Company also repurchased 1,298,762 of its shares at a cost of $15.6 million. 299,481 of the shares repurchased were used to fund the shareholder-approved restricted stock grants. These decreases were partially offset by net income of $2.4 million.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term and long-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities, borrowings from the FHLB and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds and prepayments on loans are greatly influenced by general interest rates, economic conditions and competition. Additionally, deposit flows are impacted by general deposit behavior. Our primary use of funds is for the origination and purchase of loans and the purchase of securities.

Management regularly adjusts our investments in liquid assets based upon an assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our interest-rate risk and investment policies.

The Bank is subject to various regulatory capital requirements administered by the NJDOBI and the FDIC. At December 31, 2022, the Bank exceeded all applicable regulatory capital requirements, and was considered "well capitalized" under regulatory guidelines. See "Item 1. Business—Supervision and Regulation—Federal Banking Regulation—Capital Requirements" and Note 17 of the Notes to the Consolidated Financial Statements.

The Bank has entered into derivative financial instruments to reduce risk associated with interest rate volatility by matching repricing terms of assets and liabilities. These derivatives had an aggregate notional amount of $109.0 million as of December 31, 2022. See Note 10 of the Notes to the Consolidated Financial Statements.

At December 31, 2022, we had outstanding commitments to originate loans of $8.0 million and unused lines of credit of $80.0 million. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2022 totaled $294.9 million. Management expects, based on historical experience, that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize FHLB advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense. Available borrowing capacity at December 31, 2022 was $328.1 million with FHLB. We also had a $30.0 million available line of credit with a correspondent bank and a $2.5 million available line of credit with the Federal Reserve Bank of New York at December 31, 2022. Additionally, almost all of the Bank's investment securities are unencumbered and could be used as collateral for additional borrowing capacity.

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to originate loans, unused lines of credit and standby letters of credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments that we do for on-balance sheet instruments. Management believes that our current sources of liquidity are more than sufficient to fulfill our obligations as of December 31, 2022 pursuant to off-balance-sheet arrangements and contractual obligations.

Blue Foundry Bancorp is a separate legal entity from Blue Foundry Bank and must provide for its own liquidity to fund dividend payments, stock repurchases, and other corporate risk factors. The Company's primary source of liquidity is issuance of stock and the receipt of dividend payments from the Bank in accordance with applicable regulatory requirements. At December 31, 2022, Blue Foundry Bancorp (unconsolidated) had liquid assets of $98.5 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Qualitative Analysis. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our ALCO/Investment Committee, which consists of members of management, is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our Board of Directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk: growing target deposit accounts; utilizing our investment securities portfolio and interest rate swaps as part of our balance sheet asset and liability and interest rate risk management strategy to reduce the impact of movements in interest rates on net interest income and economic value of equity, which can create temporary valuation adjustments to equity in Accumulated Other Comprehensive Income; continuing the diversification of our loan portfolio by adding more commercial loans, which typically have shorter maturities and/or balloon payments.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

Other than cash flow hedging on interest expense, we generally do not engage in hedging activities such as engaging in futures or options, or investing in high-risk mortgage derivatives such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage-backed securities.

The Bank has entered into derivative financial instruments to reduce risk associated with interest rate volatility by matching repricing terms of assets and and liabilities. These derivatives had an aggregate notional amount of $109.0 million as of December 31, 2022.

In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. Most tenors of LIBOR will cease being published on June 30, 2023, although some tenors ceased at the end of 2021. The Bank has not been materially impacted by the partial LIBOR cessations on December 31, 2021. The Alternative Reference Rates Committee has proposed that the Secured Overnight Financing Rate is the rate that represents best practice as the alternative to USD-LIBOR for use in financial contracts that are currently indexed to USD-LIBOR. The Company has approximately $11.1 million in loans, $24.6 million in investments and $109.0 million notional of derivatives which are indexed to USD-LIBOR for which it is monitoring the activity and assessing the related risks. The Company is monitoring and developing transition plans to address potential revisions to documentation, as well as customer management and communication, internal training, financial, operational and risk management implications, and legal and contract management. When LIBOR rates are no longer available and we are required to implement substitute indices for the calculation of interest rates, we may incur expenses in effecting the transition, we may suffer a loss in the conversion to a new rate because the new rate may not be equal to what we were being paid on the LIBOR rate, and may be subject to disputes or litigation with customers and security holders over the appropriateness or comparability to LIBOR of the substitute indices, which could have an adverse effect on our results of operations.

Quantitative Analysis. We compute amounts by which the net present value of our cash flow from assets, liabilities and off-balance sheet items would change in the event of a range of assumed changes in market interest rates. The net present value ("NPV") analysis estimates the change in the NPV of assets and liabilities and off-balance sheet contracts over a range of immediate rate shock interest rate scenarios. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 200 basis points in 100 basis point increments. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100-basis point increase in the "Basis Point Change in Interest Rates" column below.

The following table sets forth, at December 31, 2022, the calculation of the estimated changes to the Bank's net interest income, at the Bank level, that would result from the specified immediate changes in the United States Treasury yield curve. For purposes of this table, 100 basis points equals 1%.

Change in Interest Rates (basis points)	Net Interest Income		
	Amount	Change	Percent
	(Dollars in Thousands)		
+200	$55,277	(3,499)	(6.0)%
+100	57,113	(1,663)	(2.8)
0	58,776	—	—
-100	59,223	447	0.8
-200	58,605	(171)	(0.3)

The following table sets forth, at December 31, 2022, the calculation of the estimated changes in our NPV, at the Bank level, that would result from the specified immediate changes in the United States Treasury yield curve. For purposes of this table, 100 basis points equals 1%.

Change in Interest Rates (basis points)	NPV			NPV as a Percent of Portfolio Value of Assets	
	Estimated NPV	Estimated Increase (Decrease)			
		Amount	Percent	NPV Ratio	Change
		(Dollars in thousands)			
+200	$ 45,317	$(84,778)	(65.2)%	2.2%	(4.1)
+100	87,038	(43,057)	(33.1)	4.3	(2.1)
0	130,095	—	—	6.4	—
-100	169,745	39,650	30.5	8.3	1.9
-200	206,652	76,557	58.8	10.1	3.7

The table above indicates that at December 31, 2022, in the event of an instantaneous 100 basis point increase in interest rates, we would experience a 33% decrease in NPV. In the event of an instantaneous 100 basis point decrease in interest rates, we would experience a 30% increase in NPV.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The above tables assume that the composition of our interest sensitive assets and liabilities existing at the date indicated remains constant uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of our interest rate risk exposure at a particular point in time, the data does not reflect any actions we may take in response to changes in interest rates. In addition, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our NPV and will differ from actual results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following are included in this item:

A. Report of Independent Registered Public Accounting Firm 51
B. Consolidated Financial Statements:
    (1) Consolidated Statements of Financial Condition as of December 31, 2022 and 2021 53
    (2) Consolidated Statements of Operations for the years ended December 31, 2022 and 2021 54
    (3) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022 and 2021 55
    (4) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2022 and
        2021 56
    (5) Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021 57
    (6) Notes to Consolidated Financial Statements 59
C. Blue Foundry Bancorp Condensed Financial Statements:
    (1) Condensed Statements of Financial Condition as of December 31, 2022 and 2021
    (2) Condensed Statements of Comprehensive Loss for the years ended December 31, 2022 and 2021
    (3) Condensed Statements of Cash Flows for the years ended December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Blue Foundry Bancorp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Blue Foundry Bancorp and subsidiary (the Company) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

Short Hills, New Jersey
March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Blue Foundry Bancorp
Rutherford, New Jersey

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Blue Foundry Bancorp (the "Company") as of December 31, 2021, the related consolidated statement of operations, comprehensive loss, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP

New York, New York
March 14, 2022

BLUE FOUNDRY BANCORP
Consolidated Statements of Financial Condition
(In thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and cash equivalents	$ 41,182	$ 193,446
Securities available for sale, at fair value	314,248	324,892
Securities held to maturity (fair value of $29,115 at December 31, 2022 and $22,849 at December 31, 2021)	33,705	23,281
Other Investments	16,069	10,182
Loans receivable, net of allowance of $13,400 at December 31, 2022 and $14,425 at December 31, 2021	1,531,727	1,273,184
Interest and dividends receivable	6,893	5,372
Premises and equipment, net	29,825	28,126
Right-of-use assets	25,906	25,457
Bank owned life insurance	21,576	21,662
Other assets	22,207	8,609
Total assets	$2,043,338	$1,914,211
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits	$1,288,862	$1,247,040
Advances from the Federal Home Loan Bank	310,500	185,500
Advances by borrowers for taxes and insurance	9,302	9,582
Lease liabilities	27,324	26,696
Other liabilities	13,632	15,922
Total liabilities	1,649,620	1,484,740
Shareholders' equity		
Preferred stock, $0.01 par value, 10,000,000 authorized; none issued	—	—
Common stock $0.01 par value; 70,000,000 shares authorized; 28,522,500 shares issued at December 31, 2022 and December 31, 2021; 27,523,219 and 28,522,500 shares outstanding at December 31, 2022 and December 31, 2021, respectively.	285	285
Additional paid-in capital	279,454	282,006
Retained earnings	171,763	169,457
Treasury Stock, at cost: 999,281 shares at December 31, 2022	(12,072)	—
Unallocated common shares held by Employee Stock Ownership Plan	(20,993)	(21,905)
Accumulated other comprehensive loss	(24,719)	(372)
Total shareholders' equity	393,718	429,471
Total liabilities and shareholders' equity	$2,043,338	$1,914,211

See accompanying notes to the consolidated financial statements.

BLUE FOUNDRY BANCORP
Consolidated Statements of Operations
(Dollars in thousands)

| | For the year ended December 31, | |
	2022	2021
Interest income:		
Loans	$ 52,279	$ 48,719
Taxable investment income	9,678	6,821
Non-taxable investment income	456	513
Total interest income	62,413	56,053
Interest expense:		
Deposits	5,738	7,884
Borrowed funds	4,832	5,220
Total interest expense	10,570	13,104
Net interest income	51,843	42,949
Release of provision for loan losses	(1,001)	(2,518)
Net interest income after release of provision for loan losses	52,844	45,467
Non-interest income:		
Fees and service charges	2,156	1,975
Gain (loss) on securities, net	14	(1)
Other income	494	505
Total non-interest income	2,664	2,479
Non-interest expense:		
Compensation and benefits	29,247	25,755
Loss on pension withdrawal	—	11,206
Occupancy and equipment	7,625	7,929
Data processing	5,754	6,933
Debt extinguishment costs	—	2,155
Advertising	1,061	2,390
Professional services	4,117	4,528
(Release of) provision for commitments and letters of credit	(311)	689
Federal deposit insurance	381	494
Contribution to Blue Foundry Charitable Foundation	—	9,000
Other expense	4,900	3,591
Total non-interest expense	52,774	74,670
Income (loss) before income tax expense	2,734	(26,724)
Income tax expense	338	9,618
Net income (loss)	$ 2,396	$ (36,342)
Basic and diluted earnings (loss) per share	$ 0.09	$ (2.99)
Weighted average shares outstanding-basic	26,165,841	12,171,050
Weighted average shares outstanding-diluted	26,270,864	12,171,050

See accompanying notes to the consolidated financial statements.

BLUE FOUNDRY BANCORP
Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,	
	2022	2021
Net income (loss)	$ 2,396	$(36,342)
Other comprehensive (loss) income, net of tax (1):		
Unrealized loss on securities available for sale:		
Unrealized loss arising during the period	(37,260)	(3,118)
Reclassification adjustment for (gain) loss included in net income	(14)	1
	(37,274)	(3,117)
Unrealized gain on cash flow hedge:		
Unrealized gain arising during the period	11,693	2,733
Reclassification adjustment for (gain) loss included in net income	(356)	1,007
	11,337	3,740
Post-Retirement plans:		
Net benefit arising from plan amendment (2)	504	—
Net gain (loss) arising during the period	858	(115)
Reclassification adjustment for amortization of:		
Net actuarial loss	228	151
	1,590	36
Total other comprehensive (loss) income, net of tax (1):	(24,347)	659
Comprehensive loss	$(21,951)	$(35,683)

(1) Includes a deferred tax valuation allowance equal to the net tax benefit.
(2) Benefit arising from plan amendment approved in June 2022

See accompanying notes to the consolidated financial statements.

BLUE FOUNDRY BANCORP
Consolidated Statements of Changes in Shareholders' Equity
Year Ended December 31, 2022 and 2021
(In thousands, except share data)

	Common Stock Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Unallocated Common Stock Held by ESOP	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
			(In thousands, except share data)					
Balance at January 1, 2021	100,000	$ 10	$ 822	$205,799	$ —	$ —	$ (1,031)	$205,600
Net loss	—	—	—	(36,342)	—	—	—	(36,342)
Other comprehensive income	—	—	—	—	—	—	659	659
Proceeds of stock offering and issuance of common shares (net of issuance costs of $4.8 million)	27,672,500	268	273,330	—	—	—	—	273,598
Issuance of common shares donated to the Blue Foundry Charitable Foundation	750,000	7	7,493	—	—	—	—	7,500
Purchase of common shares by the ESOP (2,281,800 shares)	—	—	—	—	—	(22,818)	—	(22,818)
ESOP shares committed to be released (91,272 hares)	—	—	361	—	—	913	—	1,274
Balance at December 31, 2021	28,522,500	$285	$282,006	$169,457	$ —	$(21,905)	$ (372)	$429,471
Net income	—	—	—	2,396	—	—	—	2,396
Other comprehensive loss	—	—	—	—	—	—	(24,347)	(24,347)
Purchase of Treasury stock	(1,298,762)	—	—	—	(15,618)	—	—	(15,618)
Treasury stock allocated to restricted stock plan	299,481	—	(3,456)	(90)	3,546	—	—	—
Compensation cost for stock options and restricted stock	—	—	664	—	—	—	—	664
ESOP shares committed to be released (91,272 shares)	—	—	240	—	—	912	—	1,152
Balance at December 31, 2022	27,523,219	$285	$279,454	$171,763	$(12,072)	$(20,993)	$(24,719)	$393,718

See accompanying notes to the consolidated financial statements.

BLUE FOUNDRY BANCORP
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net income (loss)	$ 2,396	$ (36,342)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization of premises and equipment	2,662	2,347
Change in right-of-use asset	2,550	2,618
(Accretion) amortization of:		
Deferred loan fees, costs, premiums and discounts, net	(655)	1,107
Premiums and discounts on securities, net	1,065	893
Change in deferred taxes, net of valuation allowance	—	8,733
Release of provision for loan losses	(1,001)	(2,518)
(Gain) loss on sales and calls of securities	(14)	1
Increase in BOLI cash surrender value	(490)	(476)
Issuance of common shares donated to Blue Foundry Charitable Foundation	—	7,500
ESOP and stock-based compensation expense	1,816	1,274
(Increase) decrease in interest and dividends receivable	(1,521)	377
Increase in other assets	(2,247)	(1,945)
Decrease in other liabilities	590	4,325
Change in lease liability	(2,372)	(2,036)
Net cash provided by (used in) operating activities	2,779	(14,142)
Cash flows from investing activities		
Net (originations) repayments of loans receivable	(152,847)	86,975
Purchases of residential mortgage loans	(104,040)	(91,635)
Proceeds from sale of Real Estate Owned	—	618
Purchases of securities available for sale	(80,039)	(164,958)
Purchases of securities held to maturity	(10,600)	(23,362)
Proceeds from calls of securities held to maturity	—	7,000
Proceeds from sales and calls of securities available for sale	4,659	14,216
Principal payments and maturities on securities available for sale	47,875	65,002
Purchases of other investments	(150)	—
Purchase of Federal Home Loan Bank stock	(30,863)	—
Redemption of Federal Home Loan Bank stock	25,133	6,678
Proceeds from Assets held for sale	—	6,034
Purchases of premises and equipment	(5,364)	(11,902)
Net cash used in investing activities	(306,236)	(105,334)
Cash flows from financing activities		
Net change in deposits	41,822	(109,144)
Proceeds from advances from Federal Home Loan Bank	1,423,000	583,600
Repayments of advances from Federal Home Loan Bank	(1,298,000)	(727,500)
Net increase in advances by borrowers for taxes and insurance	(280)	(1,259)
Purchase of treasury stock	(15,349)	—
Net proceeds from issuance of common shares	—	250,780
Net cash provided by (used in) financing activities	151,193	(3,523)
Net decrease in cash and cash equivalents	(152,264)	(122,999)
Cash and cash equivalents at beginning of period	193,446	316,445
Cash and cash equivalents at end of period	$ 41,182	$ 193,446

| | Year Ended December 31, | |
	2022	2021
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Interest	$ 10,714	$ 12,836
Income taxes	190	150
Supplemental noncash disclosures		
Transfers of assets to held for sale	$ 917	$ 892
Lease liabilities arising from obtaining right-of-use assets	2,999	3,197
Purchase of common shares by the ESOP	—	22,818

See accompanying notes to the consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Blue Foundry Bancorp (the "Company"), and its wholly owned subsidiary, Blue Foundry Bank (the "Bank"), and the Bank's wholly owned subsidiaries, Blue Foundry Service Corp., Rutherford Center Development Corp., Blue Foundry Investment Company (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. Blue Foundry Bancorp owns 100% of the common stock of Blue Foundry Bank.

Business

The Company provides a wide range of banking services to individual and business customers through branch offices in New Jersey. The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

On July 15, 2021, the Company became the holding company for the Bank when Blue Foundry, MHC completed its conversion into the stock holding company form of organization. In connection with the conversion, the Company sold 27,772,500 shares of common stock at a price of $10 per share, for gross proceeds of $277.7 million. The Company contributed 750,000 shares of common stock and $1.5 million in cash to Blue Foundry Charitable Foundation, Inc. and established an Employee Stock Ownership Plan ("ESOP") acquiring 2,281,800 shares of common stock. Shares of the Company's common stock began trading on July 16, 2021 on the Nasdaq Global Select Market under the trading symbol "BLFY."

Basis of Financial Statement Presentation

The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles. The audited consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for a fair presentation of the financial condition and results of operations for the periods presented. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates. Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity. The results of operations and other data presented for the year ended December 31, 2022 are not necessarily indicative of the results of operations that may be expected for subsequent periods.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days.

Securities

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities available for sale are excluded from earnings with unrealized holding gains and losses reported in other comprehensive income, net of tax adjusted for deferred tax valuation allowances, until realized. Securities available for sale are those which management intends to use as part of its asset/liability management strategy and which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate risk. Gains and losses on sales are recognized on a trade-date basis using the specific identification method.

Premiums on securities are amortized to income using the level yield method over the remaining period to the earliest call date or contractual maturity, adjusted for anticipated prepayments. Discounts on securities are accreted to income over the remaining period to the contractual maturity, adjusted for anticipated prepayments. Interest income is recognized on an accrual basis.

Management evaluates securities for other-than-temporary impairment ("OTTI") on, at least, a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Derivatives

The Company uses derivative financial instruments as components of its market risk management, principally to manage interest rate risk. At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income. As of December 31, 2022, and December 31, 2021 the Company's derivatives are all cash flow hedges.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to a specific firm commitments or forecasted transactions.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. All the contracts to which the Company is a party settle monthly or quarterly. In addition, the Company obtains collateral above certain thresholds of the fair value of its hedges for each counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.

Fair Value of Financial Instruments

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Other Investments

Other investments consists primarily of membership and activity-based shares in the FHLBNY. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLBNY stock is carried at cost, which approximates fair value, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. Other investments also consists of, to a much lesser extent, an investment in a financial technology fund carried at net asset value ("NAV") and shares in a cooperative that provides community banking core technology solutions carried at cost. The fair value of the financial technology fund investment is estimated using the NAV of the Company's ownership interest in partners' capital, which approximates fair value. Increases or decreases in NAV are recorded in other income.

Loans Receivable

Loans receivable are stated at unpaid principal balance, net of deferred fees, costs, and discounts, and the allowance for loan losses. Interest on loans is recognized based upon the principal amount outstanding. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level yield method over the contractual life of the individual loans, adjusted for actual prepayments.

For all loan classes, the accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes 90 days delinquent or when certain factors indicate reasonable doubt as to the ability of the borrower to meet contractual principal and/or interest obligations. Loans on which the accrual of income has been discontinued are designated as nonaccrual loans. All previously accrued interest is reversed and income is recognized subsequently only in the period received, provided the remaining principal balance is deemed collectible. A nonaccrual loan is not returned to an accrual status until principal and interest payments are brought current and factors indicating doubtful collection no longer exist.

Principal and interest payments received on non-accrual loans for which the remaining principal balance is not deemed collectible are applied as a reduction to principal and interest income is not recognized. If the principal balance on the loan is later deemed collectible and the loan is returned to accrual status, any interest payments that were applied to principal while on non-accrual are recorded as an unearned discount on the loan, classified as deferred fees, costs and discounts, and are recognized into interest income using the level-yield method over the remaining contractual life of the individual loan, adjusted for actual prepayments.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable and reasonably estimable incurred credit losses in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for all portfolio segments using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component of the allowance relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings ("TDR") and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance (generally $400,000 or less) homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment. Impaired loans also include all nonaccrual non-residential, multifamily and construction and land loans, and troubled debt restructurings.

Troubled debt restructured loans are those loans whose terms have been modified such that a concession has been granted because of deterioration in the financial condition of the borrower. Modifications could include extension of the terms of the loan, reduced interest rates, and forgiveness of accrued interest and/or principal. Once an obligation has been classified a troubled debt restructuring, it continues to be considered a troubled debt restructuring and is individually evaluated for impairment until paid in full. For a cash flow dependent loan, the Company records an impairment charge equal to the difference between the present value of the estimated future cash flows under the restructured terms discounted at the loans original effective interest rate, and the original loan's carrying amount. For a collateral dependent loan, the Company records an impairment when the current estimated fair value of the property, net of estimated selling costs, that collateralizes the impaired loan is less than the recorded investment in the loan.

The general component of the allowance covers non impaired loans and is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is a quantitative factor determined by portfolio segment and is based on the actual loss history experienced by the Company. The qualitative factors include consideration of the following:

- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses.

- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

- Changes in the nature and volume of the portfolio and in the terms of loans.

- Changes in the experience, ability, and depth of lending management and other relevant staff.

- Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.

- Changes in the quality of the institution's loan review system.

- Changes in the value of underlying collateral for collateral-dependent loans.

- The existence and effect of any concentrations of credit, and changes in the level of such concentrations.

- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution's existing portfolio.

The loan portfolio is categorized according to collateral type, loan purpose, lien position, or borrower type (i.e., commercial, consumer). The categories used include residential one-to-four family, multifamily, non-residential, construction and land, junior liens, commercial and industrial, and consumer and other.

Premises and Equipment

Premises and equipment, including leasehold improvements, are generally stated at cost less accumulated depreciation, amortization and fair value adjustments. Depreciation and amortization is computed primarily using the straight-line method over the estimated useful lives of the assets or leases. Repair and maintenance items are expensed and major improvements are capitalized. Upon retirement or sale, any gain or loss is credited or charged to operations. Construction in process represents costs incurred to develop properties for future use.

Leases and Lease Obligations

The Company enters into leases in the normal course of business primarily for financial centers, administrative and office operations locations, and information technology equipment. The Company's leases have remaining terms ranging from less than one to 15 years, some of which include renewal or termination options to extend the lease for up to 10 years. The Company's leases do not include residual value guarantees or covenants. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets ("ROU") and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB advance rate, adjusted for the lease term and other factors.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key individuals. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company evaluates the realizability of deferred tax assets at least annually in accordance with ASC 740-10-30-5(e), and may determine that it is more-likely-than-not that a portion, or all, of the assets would require a valuation allowance. During the fourth quarter of 2021, the Company recorded a valuation allowance on all outstanding deferred tax assets in the amount of $16.8 million.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance for the amount of the deferred tax asset that is more likely than not to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in other operating expenses.

Retirement Benefits

Effective January 1, 2020 the Defined Benefit Plan adopted by the Company was amended to freeze the plan, eliminating all future benefit accruals. In August, 2021, the Company announced its intent to withdraw from the DB Plan, effective September 30, 2021. The withdrawal was completed on December 1, 2021. The Company recorded a termination expense of $11.2 million.

The Company provides certain healthcare benefits, subject to certain limitations, to eligible retirees, based upon years of service and a retirement date prior to January 1, 2019. The Company also provides supplemental retirement benefits to certain directors. The Company measures the cost of these benefits based upon various estimates and assumptions. Costs are recognized as directors render service.

Employee Stock Ownership Plan

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce the ESOP's debt and accrued interest.

Share Based Compensation

The Company maintains an equity incentive plan under which restricted stock and stock options may be granted to employees and directors.

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards in accordance with ASC 718, "Compensation-Stock Compensation". The Company estimates the per share fair value of option grants on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains certain inherent limitations when applied to options that are not traded on public markets.

The per share fair value of options is highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction as changes in the expected dividend yield. For example, the per share fair value of options will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.

The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards. The Company's accounting policy is to recognize forfeitures as they occur.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on both securities available for sale and derivatives, net of the related tax effect. Also included are changes in the unfunded status of the Company's defined benefit plans, net of the related tax effect, which are recognized as separate components of shareholders' equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Earnings per share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. ESOP shares committed to be released are considered to be outstanding for purposes of the earnings per share computation. ESOP shares that have not been legally released, but that relate to employee services rendered during an accounting period (interim or annual) ending before the related debt service payment is made, are considered committed to be released. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options awards and are determined using the treasury stock method. When applying the treasury stock method, we add: (1) the assumed proceeds from option exercises and (2) the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divide this sum by our average stock price to calculate shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted EPS.

Treasury Stock

Repurchases of Company common stock are classified as treasury stock shares carried at cost and presented as a reduction of shareholders' equity. Treasury stock are not considered outstanding for share count purposes and are excluded from average common shares outstanding for basic and diluted earnings per share. Reissued treasury stock at an amount greater (less) than paid to repurchase the shares will result in a gain (loss) on the reissuance of the shares. The gain or loss will be recognized in shareholders' equity. A gain on the reissuance of treasury shares are credited to additional paid-in capital. A loss on the reissuance of treasury shares are debited to additional paid-in capital to the extent previous net gains from the same class of stock are included in additional paid-in capital. Losses in excess of gains in additional paid-in capital are charged to retained earnings.

Segment Reporting

The Company operates as a single operating segment for financial reporting purposes.

Adoption of New Accounting Standards

No new accounting standards were adopted during the year ended December 31, 2022.

Accounting Standards Not Yet Adopted

As an "emerging growth company" as defined in Title 1 of the Jumpstart Our Business Startups (JOBS) Act prior to December 31, 2019, the Company elected to use the extended transition period to delay the adoption of new or reissued accounting pronouncements applicable to public companies until such pronouncements were made applicable to private companies.

The FASB issued, but the Company has not yet adopted, ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" to replace the incurred loss model for loans and other financial assets with an expected loss model, which is referred to as the current expected credit loss ("CECL") model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to maturity debt securities. It also applies to off-balance sheet credit exposures that are not unconditionally cancelable and not accounted for as insurance (undisbursed lines of credit, loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor. In addition, the amendments in Topic 326 require credit losses on available-for-sale securities to be presented as a valuation allowance rather than a direct write-down on the basis of the securities. The Company adopted this standard on January 1, 2023.

The change from an incurred loss model to an expected loss model represents a fundamental shift from existing GAAP and may result in a material change to the Company's accounting for credit losses on financial instruments. To prepare for implementation of the new standard the Company established a cross functional steering committee comprised of members from different disciplines including finance, credit, risk management, internal audit, lending, and operations, among others. The Company has also engaged a third-party consultant to assist with model development, data governance and operational controls to support the adoption of this ASU. A detailed implementation plan was developed which included assessing the processes, portfolio segmentation, model development and validation, and system requirements and resources needed.

The new credit loss models will include additional assumptions used to calculate credit losses over the estimated life of the financial assets and will include the impact of forecasted macroeconomic conditions. The Company has a system provider for modeling. Upon the Company's adoption of CECL, the change from the incurred loss model to the CECL model will be recognized through an adjustment to retained earnings. The future impact of CECL on the Company's allowance for credit losses, and provision expense, subsequent to initial adoption, will depend on changes in the loan and HTM securities portfolios, economic conditions, and refinements to key assumptions including forecasting and qualitative factors. Furthermore, the adoption of ASU 2016-13 will necessitate that we establish an allowance for expected credit losses for certain debt securities and other financial assets, however we do not expect these allowances to be significant.

Our CECL models will include the following major items as of the ASC 326 adoption date:

- a historical loss period, which represents a full economic credit cycle utilizing loss experience including peer historical loss data

- a reasonable and supportable forecast period of one year, based on management's current review of macroeconomic factors and the reliability of extended forecasts

- a reversion period (after the reasonable and supportable forecast period) of one year using a straight-line method

- expected prepayment rates based on our historical experience and benchmark assumptions where internal data is limited; and

- incorporation of qualitative factors not captured within the modeled results.

The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 is not expected to have a significant impact on our financial statements or regulatory capital ratios.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". The amendments provide expedients and exceptions for applying GAAP to contracts or hedging relationships affected by the discontinuance of LIBOR as a benchmark rate to alleviate the burden and cost of such modifications. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The amendments also provide a one-time election to sell and/or transfer debt securities classified as held to maturity that reference a rate affected by reference rate reform. The update is in effect for a limited time from March 12, 2020 through December 31, 2022. The Company continues to evaluate its financial instruments indexed to USDLIBOR for which Topic 848 provides expedients, exceptions and elections. The Company is monitoring and assessing if transition plans are necessary and if it is appropriate for the Company to utilize transition relief. The Company continues to assess the expected impact of LIBOR cessation on the Company's Consolidated Financial Statements.

In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform (Topic 848): Scope". The update specifically addresses whether Topic 848 applies to derivative instruments that do not reference a rate that is expected to be discontinued but that instead use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform, commonly referred to as the "discounting transition." This ASU extends certain optional expedients provided in Topic 848 to contract modifications and derivatives affected by the discounting transition. The amendments in ASU 2021-01 may be applied under a retrospective approach as of any date from the beginning of an interim period that includes or is after March 12, 2020 or prospectively to new modifications made on or after any date within the interim period including January 7, 2021. The update is in effect for a limited time from March 12, 2020 through December 31, 2022. The update is not expected to have a material impact on the Company's Consolidated Financial Statements.

In March 2022, the FASB issued ASU No. 2022-02, "Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures". The amendments in this ASU were issued to (1) eliminate accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty; (2) require disclosures of current period gross write-offs by year of origination for financing receivables and net investments in leases. For entities that have adopted the amendments in ASU 2016-13, Measurement of Credit Losses on Financial Instruments, this update will be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2022. Early adoption is permitted. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, where there is an option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. The Company is currently evaluating the impact of this standard to the Consolidated Financial Statements.

NOTE 2 – SECURITIES

Debt Securities

The amortized cost of securities available for sale and their estimated fair values at December 31, 2022 and 2021 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
Available for sale				
December 31, 2022				
U.S. Treasury Notes	$ 46,937	$ —	$ (3,178)	$ 43,759
Corporate Bonds	81,725	4	(5,431)	76,298
U.S. Government agency obligations	16,367	—	(944)	15,423
Obligations issued by U.S. states and their political subdivisions	16,559	49	(340)	16,268
Mortgage-backed securities:				
Residential one-to-four family	164,843	—	(24,657)	140,186
Multifamily	19,475	—	(1,317)	18,158
Asset-backed securities	4,525	—	(369)	4,156
Total available-for-sale	$350,431	$ 53	$(36,236)	$314,248
December 31, 2021				
U.S. Treasury Notes	$ 36,933	$ 4	$ (105)	$ 36,832
Corporate Bonds	86,118	1,791	(290)	87,619
U.S. Government agency obligations	23,462	46	(179)	23,329
Obligations issued by U.S. states and their political subdivisions	19,172	1,152	—	20,324
Mortgage-backed securities:				
Residential one-to-four family	116,166	140	(1,905)	114,401
Multifamily	35,412	598	(94)	35,916
Asset-backed securities	6,538	3	(70)	6,471
Total available-for-sale	$323,801	$3,734	$ (2,643)	$324,892

During the year ended December 31, 2022, proceeds from calls of securities available for sale totaled $4.7 million, resulting in gross realized gains of $14 thousand and no gross realized losses. During the year ended December 31, 2021, proceeds from calls of securities available for sale totaled $14.2 million, resulting in no gross realized gains and gross realized losses of $1 thousand. There were no securities sold during the years ended December 31, 2022 and 2021.

The amortized cost of securities held-to-maturity and their estimated fair values at December 31, 2022 and 2021, are as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
		(In thousands)		
Held-to-maturity				
December 31, 2022				
Asset-backed securities	$15,105	$—	$(2,309)	$12,796
Corporate bonds	18,600	—	(2,281)	16,319
Total held-to-maturity	$33,705	$—	$(4,590)	$29,115
December 31, 2021				
Asset-backed securities	$15,281	$—	$ (373)	$14,908
Corporate bonds	8,000	—	(59)	7,941
Total held-to-maturity	$23,281	$—	$ (432)	$22,849

At December 31, 2022 and 2021, the held to maturity securities portfolio was comprised of investment grade credit ratings.

Securities pledged at December 31, 2022 and December 31, 2021, had a carrying amount of $4.2 million and $9.1 million, respectively, and were pledged to secure borrowings, public deposits and derivatives, as needed.

The amortized cost and fair value of debt securities are shown below by contractual maturity. Expected maturities on mortgage and asset-backed securities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity are shown separately:

	December 31, 2022	
	Amortized Cost	Estimated Fair Value
	(In thousands)	
Available-for-sale		
Due in one year or less	$ 13,089	$ 12,707
Due from one year to five years	90,415	85,755
Due from five to ten years	42,212	38,836
Due after ten years	15,872	14,450
Mortgage-backed and asset-backed securities	188,843	162,500
Total	$350,431	$314,248
Held-to-maturity		
Due from one year to five years	$ —	$ —
Due from five to ten years	18,600	16,319
Due after ten years	—	—
Mortgage-backed and asset-backed securities	15,105	12,796
Total	$ 33,705	$ 29,115

The following tables summarize available-for-sale securities with unrealized losses at December 31, 2022 and 2021, aggregated by major security type and length of time in a continuous loss position.

	Less than 12 Months		12 Months or More		Total	
	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
	(In thousands)					
December 31, 2022						
Available for sale						
U.S. Treasury Note	$ (1,342)	$ 28,670	$ (1,836)	$ 15,089	$ (3,178)	$ 43,759
Corporate Bonds	(3,608)	58,509	(1,823)	15,522	(5,431)	74,031
U.S. Government agency obligations	(5)	696	(939)	14,727	(944)	15,423
Obligations issued by U.S. states and their political subdivisions	(65)	5,641	(275)	1,568	(340)	7,209
Mortgage-backed securities:						
Residential one-to-four family	(8,273)	60,986	(16,384)	79,189	(24,657)	140,175
Multifamily	(1,166)	17,689	(151)	469	(1,317)	18,158
Asset-backed securities	—	—	(369)	4,156	(369)	4,156
Total available-for-sale	$(14,459)	$172,191	$(21,777)	$130,720	$(36,236)	$302,911
December 31, 2021						
Available for sale						
U.S. Treasury Note	$ (105)	$ 16,814	$ —	$ —	$ (105)	$ 16,814
Corporate Bonds	(290)	17,183	—	—	(290)	17,183
U.S. Government agency obligations	(49)	9,951	(130)	7,980	(179)	17,931
Obligations issued by U.S. states and their political subdivisions	—	—	—	—	—	—
Mortgage-backed securities:						
Residential one-to-four family	(1,761)	104,805	(144)	3,009	(1,905)	107,814
Multifamily	—	—	(94)	910	(94)	910
Asset-backed securities	(70)	4,458	—	—	(70)	4,458
Total available-for-sale	$ (2,275)	$153,211	$ (368)	$ 11,899	$ (2,643)	$165,110

There were no other-than-temporary impairment ("OTTI") charges on available for sale securities for the years ended December 31, 2022 or 2021. The number of available for sale securities in an unrealized loss position at December 31, 2022 totaled 105, compared with 44 at December 31, 2021. The increase in the number of securities in an unrealized loss position at December 31, 2022 was due to higher current market interest rates compared to rates at December 31, 2021. Of the 105 available for sale securities in an unrealized loss position at December 31, 2022, 64 are comprised of U.S. Government agency obligations, Treasury notes, and mortgage-backed securities. These securities were all issued by U.S. Government-sponsored entities and agencies, which the government has affirmed its commitment to support. There were also 8 municipal bonds, 31 investment grade corporate bonds and two asset-backed securities in an unrealized loss position. The Company does not consider these securities to be other-than-temporarily impaired due to the decline in fair value being attributable to changes in interest rates and liquidity, not credit quality. The Company also does not intend to sell these securities, nor does it foresee being required to sell them before the anticipated recovery (maturity).

The following table summarizes held-to-maturity securities with unrecognzed losses at December 31, 2022, aggregated by major security type and length of time in a continuous loss position. The Company did not have any held- to- maturity securities in an unrecognized loss position for more than twelve months at December 31, 2021.

	Less than 12 Months		12 Months or More		Total	
	Unrecognized Losses	Estimated Fair Value	Unrecognized Losses	Estimated Fair Value	Unrecognized Losses	Estimated Fair Value
	(In thousands)					
December 31, 2022						
Held-to-maturity						
Corporate Bonds	$(1,177)	$10,423	$(1,104)	$ 5,896	$(2,281)	$16,319
Asset-backed securities	—	—	(2,310)	12,796	(2,310)	12,796
Total held-to-maturity	$(1,177)	$10,423	$(3,414)	$18,692	$(4,591)	$29,115

There were no other-than-temporary impairment ("OTTI") charges on held-to-maturity securities for the years ended December 31, 2022 or 2021. The number of held-to-maturity securities in an unrecognized loss position at December 31, 2022 totaled 11, compared with four at December 31, 2021. The increase in the number of securities in an unrecognized loss position at December 31, 2022, was due to higher current market interest rates compared to rates at December 31, 2021. Of the 11 held-to-maturity securities in an unrecognized loss position at December 31, 2022, two are asset-backed securities and nine are investment grade corporate bonds. The Company does not consider these securities to be other-than-temporarily impaired due to the decline in fair value being attributable to changes in interest rates and liquidity, not credit quality. The Company also does not intend to sell these securities, nor does it foresee being required to sell them before the anticipated recovery (maturity). At December 31, 2021, held to maturity securities in an aggregate unrecognized loss position for less than twelve months included two asset-backed securities with total fair value of $14.9 million in an aggregate unrecognized loss position of $373 thousand and two investment grade corporate bonds with total fair value of $6.9 million in an aggregate unrecognized loss position of $59 thousand.

Other Investments

At December 31, 2022, other investments primarily consisted of investments in FHLB stock, and to a much lesser extent, investments in a financial technology fund and a community banking core provider cooperative. Other investments carried at fair value totaled $15.9 million and $10.2 million at December 31, 2022 and 2021, respectively. Other investments carried at NAV totaled $157 thousand at December 31, 2022. The Company recorded a net increase in the NAV of $7 thousand for the year ended December 31, 2022 as a component of other income. The Company's unfunded commitments related to the financial technology fund totaled $850 thousand.

NOTE 3 – LOANS RECEIVABLE, NET

A summary of loans receivable, net is as follows:

	December 31, 2022	December 31, 2021
	(In thousands)	
Residential one-to-four family	$ 594,521	$ 560,976
Multifamily	690,278	515,240
Non-residential	216,394	141,561
Construction and land	17,990	23,419
Junior liens	18,477	18,464
Commercial and industrial (1)	4,682	21,563
Consumer and other	38	87
Total gross loans	1,542,380	1,281,310
Deferred fees, costs and premiums and discounts, net	2,747	6,299
Total loans	1,545,127	1,287,609
Allowance for loan losses	(13,400)	(14,425)
Loans receivable, net	$1,531,727	$1,273,184

(1) At December 31, 2022 and 2021, PPP loans totaled $477 thousand and $16.8 million, respectively, net of unearned deferred fees.

The portfolio classes in the above table have unique risk characteristics with respect to credit quality:

- Payment on multifamily and non-residential mortgages is driven principally by operating results of the managed properties or underlying business and secondarily by the sale or refinance of such properties. Both primary and secondary sources of repayment, and value of the properties in liquidation, may be affected to a greater extent by adverse conditions in the real estate market or the economy in general.

- Properties underlying construction loans often do not generate sufficient cash flows to service debt and thus repayment is subject to ability of the borrower and, if applicable, guarantors, to complete development or construction of the property and carry the project, often for extended periods of time. As a result, the performance of these loans is contingent upon future events whose probability at the time of origination is uncertain.

- Commercial and industrial ("C&I") loans include C&I revolvers, term loans, SBA 7a loans and to a lesser extent, PPP loans. Payment on C&I loans are driven principally by the cash flow of the business and secondarily by the sale or refinance of any collateral securing the loan. Both the cash flow and value of the collateral in liquidation may be affected by adverse general economic conditions.

- The ability of borrowers to service debt in the residential one-to-four family, junior liens and consumer loan portfolios is generally subject to personal income which may be impacted by general economic conditions, such as increased unemployment levels. These loans are predominately collateralized by first and second liens on single family properties. If a borrower cannot maintain the loan, the Company's ability to recover against the collateral in sufficient amount and in a timely manner may be significantly influenced by market, legal and regulatory conditions.

The following tables present the activity in the Company's allowance for loan losses by class of loans for the years ended December 31, 2022, and 2021:

	Residential One-To-Four Family	Multifamily	Non-Residential	Construction and Land	Junior Liens	Commercial and Industrial	Consumer and Other	Unallocated	Total
					(In thousands)				
Year Ended December 31, 2022									
Allowance for loan losses									
Beginning balance	$2,822	$5,263	$2,846	$2,678	$ 636	$ 51	$ 38	$ 91	$14,425
Charge-offs	—	—	—	—	—	—	(58)	—	(58)
Recoveries	30	—	—	—	—	—	4	—	34
(Release of) provision for loan losses	(588)	228	511	(981)	(185)	(4)	16	2	(1,001)
Total ending allowance balance	$2,264	$5,491	$3,357	$1,697	$ 451	$ 47	$—	$ 93	$13,400
Year Ended December 31, 2021									
Allowance for loan losses									
Beginning balance	$3,579	$5,460	$3,244	$3,655	$ 916	$ 2	$ 48	$ 55	$16,959
Charge-offs	—	—	—	—	—	—	(16)	—	(16)
Recoveries	—	—	—	—	—	—	—	—	—
(Release of) provision for loan losses	(757)	(197)	(398)	(977)	(280)	49	6	36	(2,518)
Total ending allowance balance	$2,822	$5,263	$2,846	$2,678	$ 636	$ 51	$ 38	$ 91	$14,425

The following table represents the allocation of allowance for loan losses and the related recorded investment (including deferred fees and costs) in loans by loan portfolio segment disaggregated based on the impairment methodology at December 31, 2022 and December 31, 2021:

	Residential One-To-Four Family	Multifamily	Non-Residential	Construction and Land	Junior Liens	Commercial and Industrial	Consumer and Other	Unallocated	Total
					(In thousands)				
December 31, 2022									
Allowance for loan losses:									
Individually evaluated for impairment	$ 27	$ —	$ —	$ —	$ —	$ —	$—	$—	$ 27
Collectively evaluated for impairment	2,237	5,491	3,357	1,697	451	47	—	93	13,373
Total	$ 2,264	$ 5,491	$ 3,357	$ 1,697	$ 451	$ 47	$—	$ 93	$ 13,400
Loans receivable:									
Individually evaluated for impairment	$ 8,418	$ 516	$ 2,671	$ —	$ 52	$ —	$—	$—	$ 11,657
Collectively evaluated for impairment	588,836	690,174	213,390	17,799	18,579	4,653	39	—	1,533,470
Total	$597,254	$690,690	$216,061	$17,799	$18,631	$ 4,653	$ 39	$—	$1,545,127
December 31, 2021									
Allowance for loan losses:									
Individually evaluated for impairment	$ 31	$ —	$ —	$ —	$ —	$ —	$ 37	$—	$ 68
Collectively evaluated for impairment	2,791	5,263	2,846	2,678	636	51	1	91	14,357
Total	$ 2,822	$ 5,263	$ 2,846	$ 2,678	$ 636	$ 51	$ 38	$ 91	$ 14,425
Loans receivable:									
Individually evaluated for impairment	$ 10,169	$ 684	$ 4,577	$ —	$ 55	$ —	$ 37	$—	$ 15,522
Collectively evaluated for impairment	556,314	515,884	136,957	23,420	18,495	20,966	51	—	1,272,087
Total	$566,483	$516,568	$141,534	$23,420	$18,550	$20,966	$ 88	$—	$1,287,609

The following table presents information related to impaired loans by class of loans as of December 31, 2022 and December 31, 2021. The recorded investment in impaired loans includes deferred fees, costs and discounts. For purposes of this disclosure, the unpaid principal balance of impaired loans is not reduced for partial charge-offs.

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
			(In thousands)			
December 31, 2022						
With no related allowance recorded:						
Residential one-to-four family	$ 7,368	$ 7,669	$—	$ 7,711	$119	$116
Multifamily	516	516	—	652	17	15
Non-residential	2,834	2,671	—	3,168	118	108
Construction and land	—	—	—	—	—	—
Junior liens	52	52	—	54	3	3
Commercial and Industrial (including PPP)	—	—	—	—	—	—
	10,770	10,908	—	11,585	257	242
With an allowance recorded:						
Residential one-to-four family	743	749	27	546	29	26
Multifamily	—	—	—	—	—	—
Non-residential	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and Industrial (including PPP)	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—
	743	749	27	546	29	26
Total	$11,513	$11,657	$ 27	$12,131	$286	$268
December 31, 2021						
With no related allowance recorded:						
Residential one-to-four family	$ 8,744	$ 9,108	$—	$ 9,534	$ 75	$ 75
Multifamily	684	684	—	1,170	26	24
Non-residential	4,725	4,577	—	4,869	210	196
Construction and land	—	—	—	—	—	—
Junior liens	55	55	—	57	3	3
Commercial and Industrial (including PPP)	—	—	—	—	—	—
	14,208	14,424	—	15,630	314	298
With an allowance recorded:						
Residential one-to-four family	1,062	1,061	31	1,243	50	46
Multifamily	—	—	—	—	—	—
Non-residential	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and Industrial (including PPP)	—	—	—	—	—	—
Consumer and other	37	37	37	41	2	2
	1,099	1,098	68	1,284	52	48
Total	$15,307	$15,522	$ 68	$16,914	$366	$346

The total recorded investment of loans whose terms have been modified in TDRs was $4.8 million and $5.4 million as of December 31, 2022 and December 31, 2021, respectively. The Company has allocated $27 thousand and $68 thousand, respectively, of specific reserves to TDR loans as of December 31, 2022 and December 31, 2021. The modification of the terms of TDR loans may include one or a combination of the following: a reduction of the stated interest rate of the loan, short-term deferral of payment, or an extension of the maturity date. The Company is not committed to lend any additional amounts to customers with outstanding loans that are classified as TDRs as of December 31, 2022.

A TDR loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. There were no TDRs for which there was a payment default within twelve months following the modification during the periods ended December 31, 2022 and December 31, 2021.

New TDRs during the year ended December 31, 2022 totaled $453 thousand. There were no new TDRs during the year ended December 31, 2021. The Company implemented modification programs to provide its borrowers relief from the economic impacts of COVID-19. In accordance with the CARES Act, the Company elected to not apply TDR classification to COVID-19 related loan modifications. Accordingly, these modifications are exempt from TDR classification under U.S. generally accepted accounting principles ("U.S. GAAP") and were not classified as TDRs.

The Company had $4.5 million and $790 thousand in consumer mortgage loans secured by residential real estate properties for which foreclosure proceedings are in process at December 31, 2022 and 2021, respectively

The following table presents the recorded investment in non-accrual loans and loans past due 90 days or more still on accrual as of December 31, 2022 and December 31, 2021:

	Nonaccrual		Loans Past Due 90 Days and Still Accruing	
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
	(In thousands)			
Residential one-to-four family	$7,498	$10,805	$—	$—
Multifamily	182	139	—	—
Non-residential	—	857	—	—
Construction and land	—	—	—	—
Junior liens	52	182	—	—
Commercial and industrial (1)	35	—	61	116
Total	$7,767	$11,983	$ 61	$116

(1) PPP loans 90 days past due and accruing totaled $61 thousand and $116 thousand at December 31, 2022 and 2021, respectively. These PPP loans were not reported in non-performing loans as they carry the federal guarantee of the SBA.

The following table presents the recorded investment in past due and current loans by loan portfolio class as of December 31, 2022 and December 31, 2021:

	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Loans Receivable
			(In thousands)			
December 31, 2022						
Residential one-to-four family	$ —	$845	$6,738	$ 7,583	$ 589,671	$ 597,254
Multifamily	—		182	182	690,508	690,690
Non-residential		—	—	—	216,061	216,061
Construction and land		—	—	—	17,799	17,799
Junior liens	—	—	52	52	18,579	18,631
Commercial and Industrial		—	96	96	4,557	4,653
Consumer and other		—	—	—	39	39
Total	$ —	$845	$7,068	$ 7,913	$1,537,214	$1,545,127
December 31, 2021						
Residential one-to-four family	$1,736	$457	$8,936	$11,129	$ 555,354	$ 566,483
Multifamily		—	—	—	516,568	516,568
Non-residential		—	381	381	141,153	141,534
Construction and land		—	—	—	23,420	23,420
Junior liens		53	182	235	18,315	18,550
Commercial and Industrial	11	57	116	184	20,782	20,966
Consumer and other		—	—	—	88	88
Total	$1,747	$567	$9,615	$11,929	$1,275,680	$1,287,609

The Company categorizes loans into risk categories based on relevant information about the quality and realizable value of collateral, if any, and the ability of borrowers to service their debts such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed whenever a credit is extended, renewed, or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans, defined as $1 million for an individual exposure or $1.5 million for group exposure. The Company used the following definitions for risk ratings for loans rated other than Pass:

Special Mention – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Company's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligor, or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

Loss – Assets classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

The following table presents the risk category of loans by class of loans based on the most recent analysis performed as of December 31, 2022 and December 31, 2021:

	Pass	Special Mention	Substandard	Doubtful / Loss	Total
			(In thousands)		
December 31, 2022					
Residential one-to-four family	$ 589,137	$ 247	$ 7,870	$—	$ 597,254
Multifamily	689,277	897	516	—	690,690
Non-residential	214,981	1,080	—	—	216,061
Construction and land	17,799	—	—	—	17,799
Junior liens	18,579	—	52	—	18,631
Commercial and Industrial	4,653	—	—		4,653
Consumer and other	8	—	31	—	39
Total	$1,534,434	$2,224	$ 8,469	$—	$1,545,127
December 31, 2021					
Residential one-to-four family	$ 555,184	$ —	$11,299	$—	$ 566,483
Multifamily	510,815	5,069	684	—	516,568
Non-residential	140,377	144	1,013	—	141,534
Construction and land	23,420	—	—	—	23,420
Junior liens	18,368	—	182	—	18,550
Commercial and Industrial	20,966	—	—	—	20,966
Consumer and other	88	—	—	—	88
Total	$1,269,218	$5,213	$13,178	$—	$1,287,609

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment, net, at December 31, 2022 and 2021, are summarized as follows:

	2022	2021
Land	$ 3,058	$ 3,793
Buildings and improvements	18,456	14,583
Leasehold improvements	10,888	10,174
Furnishings and equipment	10,080	9,325
Construction-in-Progress	716	1,618
	43,197	39,493
Accumulated depreciation and amortization	(13,372)	(11,367)
	$ 29,825	$ 28,126

Construction-in-progress consists of deposits made related to the construction of branch improvements and the purchase of furnishings and equipment.

Depreciation and amortization of premises and equipment was $2.7 million and $2.3 million for the years ended December 31, 2022 and 2021 respectively.

NOTE 5 – LEASES

The Company leases certain office space, land and equipment under operating leases. These leases have original terms ranging from one year to 40 years. Operating lease liabilities and ROU assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term.

The Company had the following related to operating leases:

	December 31,	
	2022	2021
	(Dollars in thousands)	
Right-of-use assets	$ 25,906	$ 25,457
Lease liabilities	27,324	26,696
Weighted average remaining lease term for operating leases	11.3 years	12.2 years
Weighted average discount rate used in the measurement of lease liabilities	2.19%	1.97%

The following table is a summary of the Company's components of net lease cost for the year ended December 31, 2022 and 2021. The variable lease cost primarily represents variable payments such as common area maintenance and utilities.

	Year Ended December 31,	
	2022	2021
	(In thousands)	
Operating lease cost	$3,137	$3,034
Finance lease cost	23	19
Variable lease cost	228	219
Total lease cost	$3,388	$3,272

The following table presents supplemental cash flow information related to operating leases:

	Year Ended December 31,	
	2022	2021
Cash paid for amounts included in the measurement of operating lease liabilities:		
Operating cash flows from operating leases	$3,100	$2,721
Operating lease liabilities arising from obtaining right-of-use assets (non-cash):		
Operating leases	$2,999	$3,197

For the year ended December 31, 2022, the Company added two new lease obligations related to the Company's retail division in Hackensack and Union, New Jersey and one lease modification for an existing retail office.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2022 are as follows:

	(In thousands)
2023	$ 3,057
2024	3,040
2025	2,657
2026	2,657
2027	2,548
Thereafter	17,093
Total undiscounted lease payments	31,052
Less: imputed interest	(3,728)
Total	$27,324

NOTE 6 – DEPOSITS

Deposits at December 31, 2022 and December 31, 2021, are summarized as follows:

	December 31, 2022	Weighted Average Rate	December 31, 2021	Weighted Average Rate
	(In thousands)		(In thousands)	
Non -interest bearing deposits	$ 37,907	— %	$ 44,894	— %
NOW and demand accounts	410,937	0.92%	363,419	0.13%
Savings	423,758	0.85%	364,932	0.16%
Time deposits	416,260	1.79%	473,795	0.58%
Total	$1,288,862	1.15%	$1,247,040	0.31%

Money market accounts are included within the NOW and demand accounts and savings captions. Included in time deposits are brokered deposits totaling $75.0 million at December 31, 2022. There were zero brokered deposits at December 31, 2021.

Time deposits mature as follows for the year ending December 31:

	(In thousands)
2023	$294,912
2024	103,810
2025	10,891
2026	4,352
2027	2,295
	$416,260

Time deposits that meet or exceed the FDIC insurance limit of $250,000 at December 31, 2022 and 2021, were $43.1 million and $47.3 million, respectively. As of December 31, 2022 and 2021, the Company had $2.2 million and $2.4 million respectively, in related party (principal officers, directors, and their affiliates) deposits.

Interest expense on deposits is summarized as follows (in thousands):

	Year Ended December 31,	
	2022	2021
	(In thousands)	
NOW and demand accounts	$1,344	$ 519
Savings	1,615	572
Time deposits	2,779	6,793
Total	$5,738	$7,884

NOTE 7 – ADVANCES FROM THE FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB")

Advances from the FHLB are fixed-rate, term borrowings with remaining maturities ranging from one month to 25 months. FHLB advances totaled $310.5 million and $185.5 million at December 31, 2022 and 2021, respectively. Each advance is payable at its maturity date with a prepayment penalty if repayment is made prior to the maturity date. During the year ended December 31, 2021, the Bank extinguished $111.4 million in FHLB borrowings incurring a prepayment penalty of $2.2 million. There were no extinguishments of debt during the year ended December 31, 2022. Advances are secured by loans pledged at the FHLB totaling $638.6 million and $319.9 million as of December 31, 2022 and 2021, respectively.

Advances mature as follows for the year ended December 31, 2022.

Maturity	Rate Range			Weighted Average Rate	Amount
2023	0.70%	—	4.82%	4.37%	$252,000
2024	1.60%	—	1.94%	1.80%	38,000
2025	1.50%	—	1.60%	1.58%	20,500
				3.87%	$310,500

At December 31, 2021, FHLB advances totaled $185.5 million with a weighted average fixed rate of 0.92%.

See Note 10 for further disclosure around Derivatives activities related to FHLB advances.

NOTE 8 – BENEFIT PLANS

Defined Benefit Pension Plan

The Company had been a participant in the Pentegra Defined Benefit Plan for Financial Institutions (the "Pentegra DB Plan"), a tax-qualified defined benefit pension plan. Effective January 1, 2020, this plan was frozen to all existing plan participants, eliminating all future benefit accruals. The Company elected to withdraw from the Pentegra DB Plan in August 2021, and recognized an $11.2 million expense associated with the exit from the plan. The withdrawal was completed on December 1, 2021.

401(k) Plan

The Company has a savings plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees upon employment who have attained the age of 18. Under the plan, employee contributions are partially matched by the Company at its sole discretion. Company contributions for the years ended December 31, 2022 and 2021 were $857 thousand and $701 thousand, respectively.

SERPs, Directors' Plan and Other Postretirement Benefits Plan

The Company maintains an Executive Supplemental Income Retirement Plan ("SERP") for certain employees and a Director Retirement Plan ("DRP"). As the SERP and DRP plans are unfunded, there are no plan assets associated with these plans. During 2022, the DRP plan was amended to curtail the plan to the current participants and to establish fixed payments to the participant in the plan.

The Company provides certain health insurance benefits for retired employees and directors meeting plan eligibility requirements. Effective January 1, 2019, the employee postretirement health benefit plan was curtailed, leaving only 12 retired participants and beneficiaries remaining in the plan. Active participants who met certain requirements received payments in lieu of future benefits. The plans are unfunded as of December 31, 2022 and 2021, and the obligation is included in other liabilities as an accrued postretirement benefit cost.

The following table sets forth the change in benefit obligation, change in plan assets and a reconciliation of the unfunded status and the assumptions used in determining the net periodic cost included in the accompanying consolidated financial statements for the Company's post retirement plans. The measurement date for the post retirement plans were December 31 for each year presented.

	SERP and DRP		Post Retirement	
	2022	2021	2022	2021
	(In thousands)			
Change in benefit obligation:				
Projected benefit obligation at beginning of year	$3,941	$4,102	$1,613	$1,881
Service cost	98	201	1	1
Interest cost	87	79	39	38
Actuarial (gain) loss	(469)	(100)	(488)	(215)
Benefits paid	(339)	(341)	(93)	(92)
Plan amendments	(504)	—	—	—
Projected benefit obligation at end of year	2,814	3,941	1,072	1,613
Reconciliation of plan assets:				
Fair value of plan assets at beginning of year	—	—	—	—
Actual return on plan assets	—	—	—	—
Employer contributions	339	341	93	92
Benefits and Settlements paid	(339)	(341)	(93)	(92)
Fair value of plan assets at end of year	—	—	—	—
Unfunded status	$2,814	$3,941	$1,072	$1,613

Amounts recognized in accumulated other comprehensive income at December 31, ignoring tax effects, consist of:

	SERP and DRP		Post Retirement	
	2022	2021	2022	2021
	(In thousands)			
Unrecognized net actuarial loss (gain)	$279	$1,073	$(671)	$(189)
Unrecognized prior service cost	20	333	—	—
Total accumulated other comprehensive loss (gain)	$299	$1,406	$(671)	$(189)

The weighted average assumptions used in the determination of benefit obligations as of December 31 were as follows:

	SERP and DRP		Post Retirement	
	2022	2021 (1)	2022	2021
Discount rate	4.81%	2.31%	4.91%	2.53%
Rate of compensation increase*	N/A	6.25%	N/A	N/A

(1)   Rate of compensation increase applicable to DRP only.

The weighted-average assumptions used in the determination of net periodic benefit cost were as follows:

	SERP and DRP		Post Retirement	
	2022	2021 (1)	2022	2021
Discount rate	2.31%	1.82%	2.59%	2.18%
Expected rate of return on plan assets	N/A	N/A	N/A	N/A
Rate of compensation increase*	N/A	6.25%	N/A	N/A

(1)   Rate of compensation increase applicable to DRP only.

The components of net periodic benefit cost and other amounts recognized in other comprehensive income were as follows for the years ended December 31, 2022 and 2021:

	SERP and DRP		Post Retirement	
	2022	2021	2022	2021
	(In thousands)			
Service cost	$ 98	$201	$ 1	$ 1
Interest cost	87	79	39	38
Amortization:				
Past service liability	–	–	–	–
Net loss (gain)	134	213	(6)	(3)
Net periodic benefit cost	$319	$493	$34	$36

The components of net periodic benefit cost other than the service cost component are included in "other non-interest expense" in the Statement of Operations. The estimated net loss and prior service cost for the post-retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2023 are $(85) thousand and $5 thousand, respectively.

The benefits expected to be paid in each of the next five years and the aggregate for the five years thereafter are as follows:

	SERP and DRP	Post-Retirement
	(In thousands)	
2023	$272	$ 77
2024	255	79
2025	257	80
2026	241	80
2027	227	81
Years 2028 – 2032	996	399

Employee Stock Ownership Plan

The Company maintains the Blue Foundry Bank ESOP, a tax-qualified plan for the benefit of all Company employees designed to invest primarily in the Company's common stock. The ESOP provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company's common stock.

The ESOP borrowed funds from the Company to purchase 2,281,800 shares of stock at $10 per share. The loan is secured by the shares purchased, which are held until allocated to participants. Shares are released for allocation to participants as loan payments are made. Loan payments are principally funded by discretionary cash contributions by the Bank, as well as dividends, if any, paid to the ESOP on unallocated shares. When loan payments are made, ESOP shares are allocated to participants at the end of the plan year (December 31) based on relative compensation, subject to federal tax law limits. Participants receive the shares at the end of employment. Dividends on allocated shares, if any, increase participants accounts.

At December 31, 2022, the principal balance on the ESOP loan is $21.2 million. Contributions to the ESOP during the years ended December 31, 2022 and 2021, totaled $615 thousand and $1.0 million, respectively. ESOP compensation expense is recognized over the service period and represents the fair value of shares allocated during the year. For the years ended December 31, 2022 and 2021, ESOP compensation expense was $1.2 million and $1.3 million respectively.

Shares held by the ESOP were as follows:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Shares allocated to participants	182,544	91,272
Unallocated shares	2,099,256	2,190,528
Total ESOP shares	2,281,800	2,281,800
Fair value of unallocated shares	$ 26,975	$ 32,047

The fair value of the unallocated shares was computed using the closing trading price of the Company's common stock on each date.

Equity Incentive Plan

At the annual meeting held on August 25,2022, stockholders of the Company approved the Blue Foundry Bancorp 2022 Equity Incentive Plan ("Equity Plan") which provides for the granting of up to 3,993,150 shares (1,140,900 restricted stock awards and 2,852,250 stock options) of the Company's common stock.

Restricted shares granted under the Equity Plan generally vest in equal installments, over a service period between five and seven years beginning one year from the date of grant. Additionally, certain restricted shares awarded can be performance vesting awards, which may or may not vest depending upon the attainment of certain corporate financial targets. The vesting of the awards accelerate upon death, disability or an involuntary termination at or following a change in control. The product of the number of shares granted and the grant date closing market price of the Company's common stock determine the fair value of restricted shares under the Equity Plan. Management recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period.

Stock options granted under the Equity Plan generally vest in equal installments, over a service period between five and seven years beginning one year from the date of grant. The vesting of the options accelerate upon death, disability or an involuntary termination at or following a change in control. Stock options were granted at an exercise price equal to the fair value of the Company's common stock on the grant date based on the closing market price and have an expiration period of 10 years.

The fair value of stock options granted are estimated utilizing the Black-Scholes option pricing model. The weighted average assumptions used for the options granted during the year ended December 31, 2022 are: expected life of 6.9 years years, risk-free rate of 3.94%, volatility of 29.41% and a dividend yield of 0.88%. Due to the limited historical information of the Company's stock, management considered the weighted historical volatility of the Company and similar entities for an appropriate period in determining the volatility rate used in the estimation of fair value. The expected life of the stock option was estimated using the simplified method. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards. Upon exercise of vested options, management expects to draw on treasury stock as the source for shares.

The following table presents the share-based compensation expense for the year ended December 31, 2022. There was no share-based compensation expense for the year ended December 31, 2021.

	Year ended December 31, 2022
	(In thousands)
Stock option expense	$422
Restricted stock expense	242
Total share-based compensation expense	$664

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2022:

	Number of Stock Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding – December 31, 2021	—	$ —	$ —	—
Granted	2,610,563	4.12	11.65	9.8
Forfeited	(19,500)	4.25	11.69	9.8
Outstanding – December 31, 2022	2,591,063	$4.12	$11.65	9.8
Exercisable – December 31, 2022	—			

Expected future expense relating to the non-vested options outstanding as of December 31, 2022 is $10.3 million over a weighted average period of 6.3 years.

The following is a summary of the Company's restricted stock shares activity and related information for the year ended December 31, 2022:

	Number of Shares Awarded	Weighted Average Grant Date Fair Value
Outstanding – December 31, 2021	—	$ —
Granted	299,481	11.54
Outstanding – December 31, 2022	299,481	$11.54

Expected future expense relating to the non-vested restricted shares outstanding as of December 31, 2022 is $3.2 million over a weighted average period of 4.7 years.

NOTE 9 – INCOME TAXES

Income tax expense for the years ended December 31, 2022 and 2021, consists of the following:

	Current	Deferred	Total
		(In thousands)	
December 31, 2022			
Federal	$299	$ —	$ 299
State	39	—	39
	$338	$ —	$ 338
December 31, 2021			
Federal	$140	$5,810	$5,950
State	—	3,668	3,668
	$140	$9,478	$9,618

A reconciliation between the actual income tax expense and the expected federal income tax expense (computed by multiplying income before income tax expense times the applicable statutory federal income tax rate) for the years ended December 31, 2022 and 2021, is as follows:

	2022	2021
	(In thousands)	
Income (loss) before income tax expense (benefit)	$2,734	$(26,724)
Applicable statutory federal income tax rate	21.00%	21.00%
Computed "expected" federal income tax expense (benefit)	$ 574	$ (5,612)
Increase (decrease) in federal income tax expense resulting from:		
State income taxes, net of federal benefit	244	(1,614)
Valuation Allowance	(414)	16,719
Tax-exempt income	(96)	(108)
Bank owned life insurance	(103)	(100)
Non-deductible compensation	54	—
ESOP fair market value adjustment	50	76
Stock compensation	27	—
CARES Act – Carryback expense	—	247
Other items, net	2	10
Total	$ 338	$ 9,618

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, are as follows:

	December 31,	
	2022	2021
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses and REO	$ 4,242	$ 4,617
Net unrealized losses on securities available for sale	9,529	—
Net unrealized losses on derivatives	—	69
Accrued postretirement benefits	1,195	1,217
Accrued interest receivable	187	179
Accrued bonus	730	506
Stock compensation	150	—
Premises and equipment	109	—
Finance lease liability	7,681	7,504
Charitable contribution carryover	2,729	2,709
Unrealized actuarial loss on post retirement benefits	—	342
Federal net operating loss carryforward	5,417	6,648
State net operating loss carryforward	1,879	2,392
Other	—	37
Total gross deferred tax assets	33,848	26,220
Valuation allowance	(22,570)	(16,868)
Gross deferred tax assets after valuation allowance	11,278	9,352
Deferred tax liabilities:		
Net unrealized gains on securities available for sale	—	327
Net unrealized gains on derivatives	3,118	—
Deferred loan fees, net	772	1,198
Unrealized actuarial gains on post retirement benefits	105	—
Premises and equipment	—	489
Finance lease ROU asset	7,282	7,156
Other	1	182
Total gross deferred tax liabilities	11,278	9,352
Net deferred tax asset	$ —	$ —

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, for the year ended December 31, 2022, a valuation allowance of $22.6 million has been maintained. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. Net deferred tax assets are included in other assets.

At December 31, 2022, the Company had federal net operating loss ("NOL") carryforwards of $25.8 million with no expiration date. Under the provisions of the 2017 Tax Cuts and Jobs Act, use of our federal NOL carryforwards will be limited to 80% of taxable income in future periods. The Company also had New Jersey net operating loss carryforwards of $26.4 million, the majority of which expire in 19 years. We believe it is more likely than not the benefit from both the federal and state NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $7.3 million on the deferred tax assets related to the NOL carryforwards. The Company contributed $9.0 million to the Blue Foundry Charitable Foundation in 2021, and the deferred benefit has a 5 year carryforward limitation.

Retained earnings at December 31, 2022 and 2021, includes approximately $14.6 million, for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include the failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to stockholders.

The Company and its subsidiary are subject to U.S. federal income tax as well as state income taxes, primarily New Jersey. The Company is no longer subject to examination by Federal taxing authorities for tax years before January 1, 2019, and State taxing authorities for tax years before January 1, 2018. Currently, the Company is not under examination by any taxing authority. The Company's New Jersey state tax returns for the tax years ended December 31, 2015 through 2018 were audited during 2021. The completion of this examination did not have a material impact on the Company's effective tax rates and financials.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into legislation. The Act includes provisions that extend the expanded Affordable Care Act health plan premium assistance program through 2025, impose an excise tax on stock buybacks, increase funding for IRS tax enforcement, expand energy incentives, and impose a corporate minimum tax. The Corporation has evaluated such provisions and determined that the impact of the Inflation Reduction Act of 2022 on the income tax provision and deferred tax assets of 12/31/2022 was not material.

NOTE 10 – DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Interest rate swaps with notional amounts totaling $109.0 million at December 31, 2022 and December 31, 2021, were designated as cash flow hedges of certain FHLB advances and were determined to be highly effective during all periods presented. The Company expects the hedges to remain highly effective during the remaining terms of the swaps.

Summary information about the interest-rate swaps designated as cash flow hedges as of period-end is as follows:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Notional amounts	$109,000	$109,000
Weighted average pay rates	1.46%	1.46%
Weighted average receive rates	4.61%	0.17%
Weighted average maturity (in years)	4.2	5.3
Gross unrealized gain included in other assets	$ 11,091	$ 1,313
Gross unrealized loss included in other liabilities	—	1,559
Unrealized gains (losses), net	$ 11,091	$ (246)

At December 31, 2022, the Company held $11.5 million as cash collateral pledged from the counterparty for these interest-rate swaps. At December 31, 2022, the Company had no securities pledged to the counterparty. At December 31, 2021, securities pledged as collateral for these swaps totaled $5.6 million.

Interest income (expense) recorded on these swap transactions is reported as a component of interest expense on FHLB advances. Interest income (expense) for the years ended December 31, 2022 and 2021 totaled $356 thousand and $(1.4) million, respectively. At December 31, 2022, the Company expected $3.8 million of the unrealized gain to be reclassified as a reduction to interest expense during 2023.

Cash Flow Hedge

The effect of cash flow hedge accounting on accumulated other comprehensive income for the years ended December 31, 2022 and 2021 are as follows:

	Amount of Gain (Loss) Recognized in OCI on Derivative (1)	Location of Gain (Loss) Reclassified from OCI into Income/(Expense)	Amount of Gain (Loss) Reclassified from OCI to Income/(Expense)
		(In thousands)	
Year Ended December 31, 2022			
Interest rate contracts	$11,337	Interest Expense	$ 356
Year Ended December 31, 2021			
Interest rate contracts	$ 3,740	Interest Expense	$(1,427)

(1) For the years ended December 31, 2022 and 2021, there is no tax effect due to the deferred taxes valuation allowance. See Note 9 for information related to the deferred taxes valuation allowance.

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income represents the net unrealized holding gains on securities available-for-sale, derivatives and the funded status of the Company's benefit plans, as of the consolidated balance sheet dates, net of the related tax effect.

The following table presents the components of other comprehensive (loss) income both gross and net of tax, inclusive of a deferred tax valuation allowance, for the periods indicated.

	Year Ended December 31,					
	2022			2021		
	Before Tax	Tax Effect (1)	After Tax	Before Tax	Tax Effect	After Tax
	(In thousands)					
Components of Other Comprehensive (Loss) Income:						
Unrealized loss on securities available for sale:						
Unrealized loss arising during the period	$(37,260)	$—	$(37,260)	$(4,626)	$ 1,508	$(3,118)
Reclassification adjustment for (gains) losses included in net income	(14)	—	(14)	1	—	1
Total	(37,274)	—	(37,274)	(4,625)	1,508	(3,117)
Unrealized gain on cash flow hedge:						
Unrealized gain arising during the period	11,693	—	11,693	3,871	(1,138)	2,733
Reclassification adjustment for (gains) losses included in net income	(356)	—	(356)	1,427	(420)	1,007
Total	11,337	—	11,337	5,298	(1,558)	3,740
Post-Retirement plans:						
Net benefit arising from plan amendment (2)	504	—	504	—	—	—
Net gain arising during the period	858	—	858	315	(430)	(115)
Net actuarial loss	228	—	228	210	(59)	151
Total	1,590	—	1,590	525	(489)	36
Total other comprehensive (loss) income:	$(24,347)	$—	$(24,347)	$ 1,198	$ (539)	$ 659

(1) The 2022 period includes a deferred tax valuation allowance.
(2) Benefit arising from plan amendment approved in June 2022.

The following is a summary of the changes in accumulated other comprehensive income by component, net of tax, inclusive of a deferred tax valuation allowance, for the periods indicated:

	Unrealized Gains and (Losses) on Cash Flow Hedges	Unrealized Gains and (Losses) on Available-for-sale Securities	Post-Retirement Plans	Total
	(In thousands)			
Balance at December 31, 2021	$ (246)	$ 1,091	$(1,217)	$ (372)
Other comprehensive income (loss) before reclassification	11,693	(37,260)	1,362	(24,205)
Amounts reclassified from accumulated other comprehensive income	(356)	(14)	228	(142)
Net current period other comprehensive gain (loss)	11,337	(37,274)	1,590	(24,347)
Balance at December 31, 2022	$11,091	$(36,183)	$ 373	$(24,719)

	Unrealized Gains and (Losses) on Cash Flow Hedges	Unrealized Gains and (Losses) on Available-for-sale Securities	Post-Retirement Plans	Total
	(In thousands)			
Balance at December 31, 2020	$(3,986)	$ 4,208	$(1,253)	$(1,031)
Other comprehensive income (loss) before reclassification	2,733	(3,118)	(115)	(500)
Amounts reclassified from accumulated other comprehensive income	1,007	1	151	1,159
Net current period other comprehensive gain (loss)	3,740	(3,117)	36	659
Balance at December 31, 2021	$ (246)	$ 1,091	$(1,217)	$ (372)

The following table presents information about amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of operations for the periods indicated:

Details about Accumulated Other Comprehensive Income Components	Year Ended December 31,		Affected Line Item in the Statement Where Net Income is Presented
	2022	2021	
	(In thousands)		
Unrealized gain (loss) on securities available for sale:			
Realized gains (losses) on securities available for sale	$ 14	$ (1)	Gain (loss) on sales and calls of securities
Gains and (losses) on cash flow hedges:			
Interest rate contracts	356	(1,427)	Interest income (expense)
Amortization of benefit plan items:			
Net actuarial loss	(228)	(210)	Compensation and benefits
Total tax effect	—	479	Income tax expense
Total reclassification for the period, net of tax	$ 142	$(1,159)	

NOTE 12 – FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities: For securities available-for-sale and equity securities, fair value was estimated using a market approach. The majority of the Company's securities are fixed income instruments that are not quoted on an exchange, but are traded in active markets. Prices for these instruments are obtained through third party data service providers or dealer market participants with which the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing, a Level 2 input as defined by ASC 820, is a mathematical technique used principally to value certain securities to benchmark or comparable securities. The Company evaluates the quality of Level 2 matrix pricing through comparison to similar assets with greater liquidity and evaluation of projected cash flows. The Company also holds equity securities and debt instruments issued by the U.S. government and U.S. government sponsored agencies that are traded in active markets with readily accessible quoted market prices that are considered Level 1 inputs.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company's derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets Held for Sale: Nonrecurring adjustments to certain non-residential properties classified as assets held for sale are measured at fair value, less costs to sell. Fair values are based on contracts / letters of intent.

The following table summarizes the fair value of assets and liabilities as of December 31, 2022:

| | Total | Fair Value Measurements at December 31, 2022, Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Measured on a recurring basis:				
Financial assets				
Securities available for sale:				
U.S. Treasury Notes	$ 43,759	$43,759	$ —	$—
Domestic Corporate Bonds	76,298	—	76,298	—
U.S. Government agency obligations	15,423	11,295	4,128	—
Obligations issued by U.S. states and their political subdivisions	16,268	—	16,268	—
Mortgage-backed securities:				
Residential one-to-four family	140,186	—	140,186	—
Multifamily	18,158	—	18,158	—
Asset-backed securities	4,156	—	4,156	—
Total securities available for sale	314,248	55,054	259,194	—
Derivatives	$ 11,091	—	11,091	—
Total financial assets measured on a recurring basis	$325,339	$55,054	$270,285	$—
Financial Liabilities				
Derivatives	$ —	$ —	$ —	$—
Measured on a nonrecurring basis:				
Nonfinancial assets				
Assets held for sale	$ 917	$ —	$ 917	$—

In September 2022, a branch office was designated as held for sale, which resulted in a write-down from book value to fair value. The impairment recorded on the premises was $71 thousand which resulted in a remaining book value of $917 thousand that was reclassified from premises to assets held for sale. The $71 thousand impairment is included in other expenses and the asset held for sale is included in other assets.

The following table summarizes the fair value of assets and liabilities as of December 31, 2021:

| | Total | Fair Value Measurements at December 31, 2021, Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Measured on a recurring basis:				
Financial assets				
Securities available for sale				
U.S. Treasury Notes	$ 36,832	$36,832	$ —	$—
Domestic Corporate Bonds	87,619	—	87,619	—
U.S. Government agency obligations	23,329	17,617	5,712	—
Obligations issued by U.S. states and their political subdivisions	20,324	—	20,324	—
Mortgage-backed securities:	—			
Residential one-to-four family	114,401	—	114,401	—
Multifamily	35,916	—	35,916	—
Asset-backed securities	6,471	—	6,471	—
Total securities available for sale	324,892	54,449	270,443	—
Derivatives	1,313	—	1,313	—
Total financial assets measured on a recurring basis	$326,205	$54,449	$271,756	$—
Financial Liabilities				
Derivatives	$ 1,559	$ —	$ 1,559	$—

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2021. The assets held for sale and REO were sold in December 2021, resulting in a net loss of $104 thousand and $6 thousand for assets held for sale and REO, respectively.

Other Fair Value Disclosures

Fair value estimates, methods and assumptions for the Company's financial instruments that are not recorded at fair value on a recurring or non-recurring basis are set forth below.

Securities held-to-maturity: The Company's debt securities held-to-maturity portfolio is carried at amortized cost. The fair values of debt securities held-to-maturity are provided by a third-party pricing service. The pricing service may use quoted market prices of comparable instruments or a variety of other forms of analysis, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds and non-binding broker quotes.

Loans, net: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories. Estimated fair value of loans is determined using a discounted cash flow model that employs an exit discount rate that reflects the current market pricing for loans with similar characteristics and remaining maturity, adjusted for estimated credit losses inherent in the portfolio at the balance sheet date.

Time Deposits: The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using rates for currently offered deposits of similar remaining maturities.

Federal Home Loan advances: The fair value of borrowings is based on securities dealers' estimated fair values, when available, or estimated using discounted cash flow analysis. The discount rates used approximate the rates offered for similar borrowings of similar remaining terms.

The following tables present the book value, fair value, and placement in the fair value hierarchy of financial instruments not recorded at fair values in their entirety on a recurring basis on the Company's balance sheet at December 31, 2022 and 2021. The fair value measurements presented are consistent with Topic 820, Fair Value Measurement, in which fair value represents exit price.

These tables exclude financial instruments for which the carrying amount approximates fair value. Financial instruments for which the carrying amount approximates fair value include cash and cash equivalents, other investments, non-maturity deposits, overnight borrowings, and accrued interest, and are excluded from the table below.

The carrying amounts and fair value of financial instruments not carried at fair value, at December 31, 2022 and December 31, 2021 are as follows:

| | | Fair Value Measurements at December 31, 2022, Using | | |
	Book Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Financial assets				
Securities held-to-maturity	$ 33,705	$—	$ 29,115	$ —
Loans, net	1,531,727	—	—	1,332,882
Financial liabilities				
Time Deposits	416,260	—	408,904	—
Federal Home Loan advances	310,500	—	318,688	—

| | | Fair Value Measurements at December 31, 2021, Using | | |
	Book Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Financial assets				
Securities held-to-maturity	$ 23,281	$—	$ 22,849	$ —
Loans, net	1,273,184			1,266,799
Financial liabilities				
Time Deposits	473,795	—	470,732	—
Federal Home Loan advances	185,500	—	182,795	

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company extends credit to meet the financing needs of its customers through commitments and lines of credit. In addition we routinely enter into other commitments in the normal course of business.

The following commitments exist at December 31, 2022 and 2021, which are not reflected in the accompanying consolidated financial statements:

	As of December 31,	
	2022	2021
	(Dollars in Thousands)	
Origination of mortgage loans:		
Fixed rate	$ 626	$ 1,847
Variable rate	7,344	14,456
Undisbursed home equity credit lines	34,814	33,265
Undisbursed construction credit lines	43,708	17,700
Undisbursed commercial credit lines	1,476	1,792
Performance standby letters of credit	671	671
Overdraft protection credit lines	20,022	19,038
Commitments to purchase investments	850	1,000

These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has no exposure to credit loss if the customer does not exercise its rights to borrow under the commitment. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

The Company issues financial standby letters of credit that are within the scope of ASC 460, *Guarantees*. These are irrevocable undertakings of the Company to guarantee payment of a specified financial obligation. Most of the Company's standby letters of credit arise in connection with lending relationships and generally have terms of one year or less, or are issued in lieu of security deposits. The maximum potential future payments the Company could be required to make equals the contract amount of the standby letters of credit.

NOTE 14 – REVENUE FROM CONTRACTS WITH CUSTOMERS AND OTHER INCOME

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income in the Statement of Operations.

The following table presents the Company's sources of revenue from contracts with customers for the years ended December 31, 2022 and 2021, respectively.

	Year Ended December 31,	
	2022	2021
	(In thousands)	
Non-interest income		
Service charges on deposits	$ 992	$954
Interchange income	43	33
REO gain	—	6
Total Revenue from Contracts with Customers	$1,035	$993

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in the time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees were recognized at the point in time the overdraft occurred. Beginning in November 2022, the Company ended its practice of charging overdraft fees to customers. Service charges on deposits are withdrawn from the customer's account balance.

Interchange Income: The Company earns interchange fees from debit/credit cardholder transactions conducted through a payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Gain/loss on sale of Real Estate Owned ("REO"): The Company records a gain or loss from the sale of REO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of REO to the buyer, the Company assesses whether the buyer is committed to perform its obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the REO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company may adjust the transaction price and related gain (loss) on sale if a significant financing component is present.

NOTE 15 – STOCK REPURCHASE PROGRAM

On July 20, 2022, the Company's Board of Directors adopted a stock repurchase program of up to 2,852,250 shares, approximately 10%, of its outstanding common stock. Under the stock repurchase program, the Company is authorized to repurchase shares in open market or private transactions, through block trades or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The timing and amount of any repurchases will depend on a number of factors, including the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, the Company's liquidity, and the Company's financial performance. Open market purchases will be made in accordance with Rule 10b-18 of the Securities and Exchange Commission and other applicable legal requirements. Repurchased shares will be held as treasury stock and will be available for general corporate purposes. The repurchases may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases. The Company is not obligated to repurchase any particular number of shares or any shares in any specific time period.

During the year ended December 31, 2022, the Company repurchased 1,298,762 shares of its common stock outstanding at an average price of $12.03 for a total of $15.6 million pursuant to the stock repurchase program. This program has no expiration date and has 1,553,488 shares yet to be repurchased as of December 31, 2022.

NOTE 16 – EARNINGS PER SHARE

Basic earning per share ("EPS") represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares (such as stock options) were exercised or converted into additional common shares that would then share in the earnings of the entity. Diluted EPS is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period, plus the effect of potential dilutive common share equivalents.

Shares held by the ESOP not allocated to employees in accordance with the terms of the ESOP, referred to as "unallocated ESOP shares", are not deemed outstanding for earnings per share calculations.

	For the Year ended December 31,	
	2022	2021
	(Income In thousands)	
Net income (loss) applicable to common shares	$ 2,396	$ (36,342)
Shares		
Average number of common shares outstanding (1)	28,310,389	13,206,308
Less: Average unallocated ESOP shares	2,144,548	1,035,258
Average number of common shares outstanding used to calculate basic earnings per common share	26,165,841	12,171,050
Common stock equivalents	105,023	—
Average number of common shares outstanding used to calculate diluted earnings per common share	26,270,864	12,171,050
Earnings per common share		
Basic	$ 0.09	$ (2.99)
Diluted	$ 0.09	$ (2.99)

(1) For December 31, 2021, the average number of common shares outstanding was calculated using zero shares outstanding prior to the conversion on July 15, 2021.

Excluded from the earnings per share calculation are anti-dilutive equity awards for the year ended December 31, 2022 totaling 159,000. There were no securities or other contracts that had a dilutive effect during the year ended December 31, 2021.

NOTE 17 – REGULATORY CAPITAL REQUIREMENTS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines, and additionally for the Bank, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company. The Bank has not paid dividends to the Company in the past. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. As of December 31, 2022, the Bank meets all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2022 and 2021, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table presents the regulatory capital, assets and risk based capital (common equity Tier 1, Tier 1 and Total capital) ratios for the Bank at December 31, 2022 and 2021 (in thousands, other than ratios):

	Bank Actual		Minimum Capital Adequacy		Minimum Capital Adequacy With Capital Buffer		For Classification as Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022								
Common equity tier 1	$298,132	20.85%	$ 64,348	4.50%	$100,097	7.00%	$ 92,947	6.50%
Tier 1 capital	298,132	20.85%	85,797	6.00%	121,546	8.50%	114,396	8.00%
Total capital	313,221	21.90%	114,396	8.00%	150,145	10.50%	142,995	10.00%
Tier 1 (leverage) capital	298,132	14.61%	81,611	4.00%	N/A	N/A	102,013	5.00%
December 31, 2021								
Common equity tier 1	$293,349	25.74%	$ 51,292	4.50%	$ 79,787	7.00%	$ 74,088	6.50%
Tier 1 capital	293,349	25.74%	68,389	6.00%	96,885	8.50%	91,186	8.00%
Total capital	307,624	26.99%	91,186	8.00%	119,681	10.50%	113,982	10.00%
Tier 1 (leverage) capital	293,349	15.00%	78,201	4.00%	N/A	N/A	97,752	5.00%

NOTE 18 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The condensed financial statements of Blue Foundry Bancorp (parent company only) are presented below:

Condensed Statements of Financial Condition

	At December 31,	
	2022	2021
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 98,494	$114,331
Investment in banking subsidiary	274,211	293,414
ESOP loan receivable	21,222	21,837
Other investments	157	—
Other assets	1,101	245
Total Assets	$395,185	$429,827
Liabilities and Stockholders' Equity:		
Total liabilities	$ 1,467	$ 356
Total stockholders' equity	393,718	429,471
Total Liabilities and Stockholders' Equity	$395,185	$429,827

Condensed Statements of Comprehensive Loss

	Year Ended December 31,	
	2022	2021
	(In thousands)	
Income:		
Interest on ESOP loan receivable	$ 710	$ 343
Other income	19	23
Total income	729	366
Expenses:		
Contribution to Blue Foundry Charitable Foundation	—	9,000
Other expenses	2,384	719
Total expenses	2,384	9,719
Loss before income tax benefit	(1,655)	(9,353)
Income tax benefit	(41)	(59)
Loss before undistributed earnings of subsidiary	(1,614)	(9,294)
Equity in undistributed earnings of banking subsidiary	4,010	(27,048)
Net income (loss)	$ 2,396	$(36,342)
Comprehensive income (loss):		
Net income (loss)	$ 2,396	$(36,342)
Other comprehensive (loss) income	(24,347)	659
Comprehensive loss	$(21,951)	$(35,683)

Condensed Statements of Cash Flows

	Twelve Months Ended December 31,	
	2022	2021
	(In thousands)	
Cash flows from operating activities:		
Net income (loss)	$ 2,396	$ (36,342)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(4,010)	27,048
Issuance of common shares donated to Blue Foundry Charitable Foundation	—	7,500
ESOP and stock-based compensation expense	682	361
Increase in other assets	(863)	(82)
Increase in other liabilities	842	237
Net cash used by operating activities	(953)	(1,278)
Cash flows from investing activities:		
Capital contribution to banking subsidiary	—	(136,481)
Purchase of other investments	(150)	—
Loan to ESOP	—	(22,818)
Repayment of ESOP loan	615	981
Net cash provided by (used in) investing activities	465	(158,318)
Cash flows from financing activities:		
Purchase of treasury stock	(15,349)	—
Proceeds from issuance of common shares		273,598
Net cash (used in) provided by financing activities	(15,349)	273,598
Net (decrease) increase in cash and cash equivalents	(15,837)	114,002
Cash and cash equivalents at beginning of year	114,331	329
Cash and cash equivalents at end of year	$ 98,494	$114,331

NOTE 19 – SUBSEQUENT EVENTS

As defined in FASB ASC 855, "Subsequent Events", subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. Financial statements are considered issued when they are widely distributed to stockholders and other financial statement users for general use and reliance in a form and format that complies with U.S. GAAP.

Stock Repurchase Program

On July 20, 2022, the Company adopted a program to repurchase up to 2,852,250 shares, or 10%, of its outstanding common stock. As of March 28, 2023, 2,037,579 shares totaling $23.7 million had been acquired under the repurchase plan at an average price per share of $11.61.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management, including our Principal Executive Officer and Principal Financial Officer, concluded that our internal control over financial reporting was effective and met the criteria of the "Internal Control — Integrated Framework (2013)" as of December 31, 2022.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable because the Company is an emerging growth company.

(d) Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

Securities Authorized for Issuance Under Equity Compensation Plans

Set forth below is information as of December 31, 2022 regarding equity compensation plans categorized by those plans that have been approved by the Company's stockholders. There are no plans that have not been approved by the Company's stockholders.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and rights (1)	Weighted Average Exercise Price (2)	Number of Securities Remaining Available for Issuance Under Plan (3)
2022 Equity Incentive Plan	2,591,063	$11.65	1,102,606
Total	2,591,063	$11.65	1,102,606

(1) Consists of outstanding stock options to purchase 2,591,063 shares of common stock granted under the Company's stock-based compensation plans.
(2) Represents the weighted average exercise price of stock options granted in 2022.
(3) Represents the number of available shares that may be granted as stock options and other stock awards under the Company's stock-based compensation plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Short Hills, New Jersey, Auditor Firm ID: 185.

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following exhibits are either filed as part of this report or are incorporated herein by reference:

(a)(1) Financial Statements

The following financial statements are included under Part II, Item 8 of this report:

    1. Report of Independent Registered Public Accounting Firm.

    2. Consolidated Statements of Financial Condition as of December 31, 2022 and 2021.

    3. Consolidated Statements of Operations for the Fiscal Years Ended December 31, 2022 and 2021.

    4. Consolidated Statements of Comprehensive Loss for the Fiscal Years ended December 31, 2022 and 2021.

    5. Consolidated Statements of Changes in Shareholders' Equity for the Fiscal Years Ended December 31, 2022 and 2021.

    6. Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2022 and 2021.

    7. Notes to Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

(a)(3) Exhibits

3.1	Certificate of Incorporation of Blue Foundry Bancorp (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-254079)
3.2	Bylaws of Blue Foundry Bancorp (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-254079)
4	Form of Common Stock Certificate of Blue Foundry Bancorp (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-254079)
4.2	Description of Blue Foundry Bancorp's Securities (Incorporated by reference to the Registrant's Annual Report om Form 10-K dated December 31, 2021 (File No. 001-40619)
10.1	Employment agreement between Blue Foundry Bank and James Nesci
10.2	Blue Foundry Bank Executive Deferred Compensation Agreement for James Nesci
10.3	Change in Control Agreement between Blue Foundry Bank and Kelly Anne Pecoraro
10.4	Change in Control Agreement between Blue Foundry Bank and Elizabeth Miller
10.5	Change in Control Agreement between Blue Foundry Bank and Jason Goldberg
10.6	Blue Foundry Bank Restated Director Retirement Plan for Kenneth Grimblas
10.7	Amendment to the Blue Foundry Bank Restated Director Retirement Plan for Kenneth Grimblas
10.8	Blue Foundry Bank Restated Director Retirement Plan for J. Christopher Ely
10.9	Amendment to the Blue Foundry Bank Restated Director Retirement Plan for J. Christopher Ely
10.10	Blue Foundry Bank Director Retirement Plan II
10.11	Amendment to the Blue Foundry Bank Director Retirement Plan II
10.12	Blue Foundry Bancorp 2022 Equity Incentive Plan (Incorporated by reference to Appendix A to the Proxy Statement for the 2022 Annual Meeting of Stockholders (File No. 001-40619))

21	Subsidiaries of Blue Foundry Bancorp (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-254079)
23.1	Consent of KPMG LLP (Independent Registered Public Accounting Firm)
23.2	Consent of Crowe LLP (Independent Registered Public Accounting Firm)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from the Company's Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Financial Condition; (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Shareholder's Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE FOUNDRY BANCORP

Dated: March 30, 2023

By: /s/ James D. Nesci
_____

James D. Nesci
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated

By:	/s/ James D. Nesci		By:	/s/ Kelly Pecoraro
	James D. Nesci			Kelly Pecoraro
	Chief Executive Officer			Chief Financial Officer
	(Principal Executive Officer)			(Principal Financial Officer)
Dated:	March 30, 2023		Dated:	March 30, 2023
By:	/s/ Patrick H. Kinzler		By:	/s/ J. Christopher Ely
	Director			Director
Dated:	March 30, 2023		Dated:	March 30, 2023
By:	/s/ Robert T. Goldstein		By:	/s/ Kenneth Grimbilas
	Director			Director
Dated:	March 30, 2023		Dated:	March 30, 2023
By:	/s/ Jonathan M. Shaw		By:	/s/ Margaret Letsche
	Director			Director
Dated:	March 30, 2023		Dated:	March 30, 2023
By:	/s/ Mirella Lang		By:	/s/ Elizabeth Varki Jobes, Esq.
	Director			Director
Dated:	March 30, 2023		Dated:	March 30, 2023

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Board of Directors

James D. Nesci
PRESIDENT &
CHIEF EXECUTIVE OFFICER

Kenneth Grimbilas
CHAIRMAN

J. Christopher Ely
VICE CHAIRMAN

Robert T. Goldstein

Elizabeth V. Jobes

Patrick H. Kinzler

Mirella Lang

Margaret Letsche

Jonathan M. Shaw

Executive Management

James D. Nesci
PRESIDENT &
CHIEF EXECUTIVE OFFICER

Kelly Pecoraro
EXECUTIVE VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

Elyse D. Beidner
EXECUTIVE VICE PRESIDENT &
CHIEF LEGAL OFFICER

Jason M. Goldberg
EXECUTIVE VICE PRESIDENT &
CHIEF LENDING OFFICER

Alex Malkiman
EXECUTIVE VICE PRESIDENT &
CHIEF TECHNOLOGY OFFICER

Elizabeth Miller
EXECUTIVE VICE PRESIDENT &
CHIEF RETAIL OFFICER

Thomas Packwood
SENIOR VICE PRESIDENT &
CHIEF AUDIT EXECUTIVE

Acela Roselle
EXECUTIVE VICE PRESIDENT &
HUMAN RESOURCES DIRECTOR

Robert Rowe
EXECUTIVE VICE PRESIDENT &
CHIEF RISK OFFICER

Investor Contacts

Transfer Agent

Continental Stock Transfer & Trust

1 State Street, 30th Floor
New York, NY 10004-1561

212-509-4000
cstmail@continentalstock.com

Corporate Counsel

Luse Gorman, PC

5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015

Investor Relations

Elyse Beidner, Investor Relations

MSC 269744
PO Box 105168
Atlanta, GA 30348-5168

888-931-BLUE
InvestorRelations@bluefoundrybank.com



Blue Foundry Bancorp

ir.bluefoundrybank.com

888-931-BLUE